As filed with the Securities and Exchange Commission on July 13, 2007
Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Zhongpin Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2011 (Primary Standard Industrial Classification Code Number)	54-2100419 (I.R.S. Employer Identification No.)

21 Changshe Road, Changge City
Henan Province, The People’s Republic of China
011 86 374-6216633
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Norman C. Kristoff
P.O. Box 181
194 Upper Troy Road
Fitzwilliam, NH 03447
Telephone: (603) 352-1003
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:
Eric M. Hellige, Esq.
Pryor Cashman LLP
410 Park Avenue
New York, New York 10022-4441
Telephone: (212) 421-4100
Facsimile: (212) 326-0806

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $.001 par value(2)	1,762,999 shares	$ 10.74	$18,934,609	$ 582
Common Stock, $.001 par value(3)	897,000 shares	$ 10.74	$ 9,633,780	$ 296
Total Registration Fee				$ 878

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices on the OTC Bulletin Board on July 9, 2007.
(2)
The shares of common stock being registered hereunder are being registered for resale by selling shareholders named in the prospectus. In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold in connection with stock splits, stock dividends, reorganizations or similar events.

(3)
The shares of common stock being registered hereunder are being registered for resale by selling shareholders named in the prospectus upon the conversion of shares of Series A convertible preferred stock or the exercise of common stock purchase warrants issuable upon the exercise of outstanding five-year unit purchase warrants. In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold in connection with stock splits, stock dividends, reorganizations or similar events.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 13, 2007

PROSPECTUS

2,659,999 Shares

Zhongpin Inc.

Common Stock

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 2,659,999 shares of common stock, of which 1,762,999 shares are issued and outstanding and 897,000 shares are issuable upon the conversion of shares of our Series A convertible preferred stock or the exercise of warrants issuable upon the exercise of our outstanding unit purchase warrants. All of the shares, when sold, will be sold by these selling stockholders. The selling stockholders may sell their shares of common stock from time to time at prevailing market prices. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

Our common stock is traded in the over-the-counter market and prices are reported on the OTC Bulletin Board under the symbol “ZHNP.” On July 11, 2007, the closing bid price of our common stock, as report by the OTC Bulletin Board, was $11.65 per share.

See “Risk Factors” beginning on page 5 for risks of an investment in the securities offered by this prospectus, which you should consider before you purchase any shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2007

We have not registered the sale of the shares under the securities laws of any state. Brokers or dealers effecting transactions in the shares of common stock offered hereby should confirm that the shares have been registered under the securities laws of the state or states in which sales of the shares occur as of the time of such sales, or that there is an available exemption from the registration requirements of the securities laws of such states.

This prospectus is not an offer to sell any securities other than the shares of common stock offered hereby. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

We have not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, Zhongpin Inc., or the shares of common stock offered hereby that is different from the information included in this prospectus. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of this prospectus or any supplement to it.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in the shares. You are urged to read this prospectus in its entirety, including the information under “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this prospectus, including per share data and information relating to the number of shares outstanding, gives retroactive effect to the one-for-35.349 reverse split of our common stock effected on February 16, 2006.

Our Company

We are principally engaged in the meat and food processing business in The People’s Republic of China (the “PRC”). Our product line includes over 200 unique meat products, including chilled pork, frozen pork, pig by-products and prepared meats, that are sold on a wholesale basis and on a retail basis through an exclusive network of showcase stores, network stores and supermarket counters under our “Zhongpin” brand. Our eight processing plants, which are located in Henan, Heilongjiang and Sichuan Provinces in the PRC, have a total of 13 production lines with an aggregate processing capacity of approximately 721 metric tons per day, based on an eight-hour working day, or approximately 259,560 metric tons on an annual basis. We also have recently begun the production and sale of vegetables and fruits and have supply contracts with more than 120 farms in Henan Province and nearby areas to produce high-quality vegetable varieties and fruits that we may purchase for resale, primarily in the export markets. Our products are sold under the “Zhongpin” brand name.

According to an October 2006 report of the United States Department of Agriculture, the PRC is the largest food consuming nation in the world and is the world’s largest pork producer and consumer. The meat and meat processing industry in the PRC is regarded by the central government as a “key” industry and certain participants in the industry, including our company, receive special tax incentives and technology subsidies. According to a market analysis of the fresh and processed meat industry in the PRC published in June 2005 by Access Asia Limited, an independent research organization (“Access Asia”):

•	In 2004, domestic demand for meat and related products in the PRC totaled 72,360,000 metric tons and such demand is expected to reach 100,000,000 metric tons by 2010;

•	The total domestic production value of meat and related products in the PRC in 2004 was US$84 billion and the estimated production value in 2010 is expected to reach US$120 billion;

•	Domestic per capita meat consumption in the PRC was estimated to be approximately 49 kg in 2004 and is expected to increase to 70-80 kg by 2010; and

•	Per capita consumption of meat in urban areas in the PRC is twice the amount of the national average.

At March 31, 2007, our customers included over 17 international or domestic fast food companies in the PRC, over 39 export-registered processing factories and over 1,546 school cafeterias, factory canteens, army posts and national departments. At such date, we also sold directly to over 2,813 retail outlets, including supermarkets, within the PRC.

To differentiate our company from other market incumbents, we also have successfully implemented a unique retail strategy that includes the establishment of a network of showcase stores, branded network stores and supermarket counters that are exclusive retailers of our product lines. At March 31, 2007, we had a total of 105 showcase stores, 885 network stores and 1,823 supermarket counter locations.

We believe we are a market leader in the meat and meat products industry in the PRC and that the principal strengths of our company are as follows:

•	We have a vertically-integrated fresh meat, meat products, fresh produce and fruit supply chain from farming, slaughtering, cutting, processing and wholesaling to retailing;

•	We have a wide distribution network through major areas of the PRC;

•	The “Zhongpin” brand name is well recognized in major areas of the PRC as an established and leading brand;

•	We have advanced production equipment for the packaging of meat and food;

•	Our customers include some of the largest supermarket chains, such as Lianhua Supermarket Group, Carrefour China and Metro (China) Group;

•
We have implemented a comprehensive logistics management program and have an efficient delivery system that, at March 31, 2007, utilized over 215 temperature-controlled container trucks and public railway services;

•	Based upon our historical growth rates, we believe our experienced management team, led by our founder and Chairman, Mr. Xianfu Zhu, has the ability to grow and expand our business;

•	We have an emphasis on quality assurance systems;

•	We have a comprehensive brand building strategy and brand equity management;

•	We have an innovative product development program, with more than 150 new products now under development; and

•
We experienced average annual revenue growth of 56.15% (cumulative growth of 594%) and average annual profit growth of 56.77% (cumulative growth of 604%) during the five-year period ended December 31, 2006.

Our principal executive offices are located at 21 Changshe Road, Changge City, Henan Province, The People’s Republic of China, and our telephone number at that address is 011 86 374-6216633. We maintain Internet websites at www.zhongpin.com (Chinese language) and www.zpfood.com (English language). Information on our websites is not part of this prospectus.

About This Offering

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 2,659,999 shares of common stock, of which 1,762,999 shares are issued and outstanding and 897,000 shares are issuable upon the conversion of outstanding shares of our Series A convertible preferred stock or the exercise of common stock purchase warrants issuable upon the exercise of outstanding five-year unit purchase warrants. All of the shares, when sold, will be sold by these selling stockholders. The selling stockholders may sell their shares of common stock from time to time at prevailing market prices. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

Common Stock Offered	2,659,999 shares

Common Stock Outstanding at June 30, 2007	20,258,419 shares

Preferred Stock Outstanding at June 30, 2007	1,925,000 shares, which shares are convertible into 1,925,000 shares of common stock

Use of Proceeds	We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

OTC Bulletin Board Ticker Symbol	ZHNP

Selected Financial Information

The following selected consolidated income statement data for the three years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. These consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus. Our selected consolidated income statement data for the year ended December 31, 2002 and 2003 and our selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from the audited financial statements of Henan Zhongpin, our deemed predecessor, which are not included in this prospectus. The historical results presented below are not necessarily indicative of the results that may be expected in any future period.

	March 31,		Fiscal Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(In thousands, except per share amounts)
Selected Income Statement Data:
Net Sales	$55,792	$30,494	$143,812	$73,400	$42,787	$29,593	$24,191
Gross Profit	7,742	4,579	20,616	12,179	6,117	3,449	2,773
Income From Operations	5,211	2,876	5,788	7,484	3,058	1,736	1,403
Net Income	4,572	2,575	6,359	5,914	2,768	1,536	1,053
Net Income per Common Share:
Basic	0.24	0.16	0.35	0.50	0.24	0.13	0.009
Diluted	0.22	0.13	0.31	0.50	0.24	0.13	0.009
Cash Dividends	-	-	-	-	-	0.005	0.005

	March 31,	December 31,
	2007	2006	2005	2004	2003	2002
Selected Balance Sheet Data:
Property, Plant, Equipment	$32,679	$32,597	$10,213	$10,072	$5,805	$4,794
Total Assets	122,030	102,222	53,254	32,167	27,528	18,180
Long-Term Debt (Less Current Maturities)	1,914	1,912	2,264	4,329	7,638	5,534
Stockholders’ Equity	57,825	52,697	14,516	8,183	5,414	3,934

RISK FACTORS

An investment in our in our common stock involves a high degree of risk. The risks described below include all material risks to our company or to investors in this offering that are known to our company. You should carefully consider such risks before participating in this offering. You should pay particular attention to the fact that we conduct all of our operations in the PRC and our business is governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in other countries. If any of the following risks actually occur, our business, financial condition and results of operations could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus.

Risks Relating To Our Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history. While Henan Zhongpin was established as a state-owned meat processing factory in 1993, the current management team purchased the business via a privatization scheme and commenced a restructuring of the enterprise in 1997. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets such as the growing market for fresh meats and processed meat products in the PRC. Some of these risks and uncertainties relate to our ability to:

•	offer additional food products to attract and retain a larger customer base;

•	attract additional customers and increased spending per customer;

•	increase awareness of our brand and continue to develop customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business;

•	attract, retain and motivate qualified personnel; and

•	upgrade our technology to support additional research and development of new food products.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

If there are any interruptions to or a decline in the amount or quality of our live pigs, raw pork or other major raw material supply, our production or sales could be materially and adversely affected.

Live pigs and raw pork are the principal raw materials used in our production. We procure all of our live pigs and some of our raw pork from a number of third-party suppliers. Our third-party suppliers may not continue to be able to supply an adequate number of live pigs and raw pork to satisfy our present and future production needs. The supply of pork is dependent on the output of pig farms, which may be affected by outbreaks of diseases or epidemics. Our current suppliers may not be able to provide live pigs or raw pork of sufficient quality to meet our stringent quality control requirements. Any interruptions to or decline in the amount or quality of our live pigs or raw pork supply could materially disrupt our production and adversely affect our business. In addition to live pigs and raw pork, we also use additives and packaging in our production, which we source from third-party suppliers, and resell a wide variety of fruits and vegetables, which we purchase from third-party farms. Any interruptions to or decline in the amount or quality of our additives or packaging supply, or in the fruits or vegetables we procure, could also disrupt our production or sales and adversely affect our business. We are vulnerable to further increases in the price of raw materials (particularly of live pigs and raw pork) and other operating costs, and we may not be able to entirely offset these increasing costs by increasing the prices of our products, particularly our processed meat products.

We purchase agricultural products, such as live pigs, raw pork and a wide variety of fruits and vegetables, for use in our production process and for resale. The price of such raw materials is subject to fluctuations that are attributable to a number of factors, such as the price of animal feed, diseases and infections, and weather conditions. For example, during 2004, prices of live pigs rose sharply. According to the Ministry of Agriculture of the PRC, the average selling price of live pigs rose by approximately 35.6% from 2003 to 2004. During 2005 and 2006, however, the average prices of live pigs we purchased decreased by approximately 0.6% and increased by approximately 8%, respectively. If the costs of raw materials or other costs of production and distribution of our products increase further, and we are unable to entirely offset these increases by raising prices of our products, our profit margins and financial condition could be adversely affected.

We may be unable to anticipate changes in consumer preferences for processed meat products, which may result in decreased demand for our products.

Our continued success in the processed meat products market is in large part dependent on our ability to anticipate and develop products that appeal to the changing tastes, dietary habits and preferences of customers. If we are not able to anticipate and identify new consumer trends and develop new products accordingly, demand for our products may decline and our operating results may be adversely affected. In addition, we may incur significant costs relating to developing and marketing new products or expanding our existing product lines in reaction to what we perceive to be a consumer preference or demand. Such development or marketing may not result in the level of market acceptance, volume of sales or profitability anticipated.

If the chilled and frozen pork market in the PRC does not grow as we expect, our results of operations and financial condition may be adversely affected.

We believe chilled and frozen pork products have strong growth potential in the PRC and, accordingly, we have continuously increased our sales of chilled and frozen pork. If the chilled and frozen pork market in the PRC does not grow as we expect, our business may be harmed, we may need to adjust our growth strategy and our results of operation may be adversely affected.

We require various licenses and permits to operate our business, and the loss of or failure to renew any or all of these licenses and permits could require us to suspend some or all of our production or distribution operations.

In accordance with PRC laws and regulations, we are required to maintain various licenses and permits in order to operate our business, including, without limitation, a slaughtering permit in respect of each of our chilled and frozen pork production facilities and a permit for production of industrial products in respect of each of our processed meat production facilities. We are required to comply with applicable hygiene and food safety standards in relation to our production processes. Our premises and transportation vehicles are subject to regular inspections by the regulatory authorities for compliance with applicable regulations. Failure to pass these inspections, or the loss of or failure to renew our licenses and permits, could require us to temporarily or permanently suspend some or all of our production or distribution operations, which could disrupt our operations and adversely affect our revenues and profitability.

Our ability to export may be restricted if we cannot maintain current licenses or obtain additional licenses in other countries and regions.

For the three years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, revenue attributable to our export business as a percentage of our total revenue was approximately 9.5%, 10.2%, 8.5% and 8.7%, respectively. We must maintain certain licenses from applicable foreign governments in order to continue to export to those jurisdictions. In addition, we must apply for licenses from applicable foreign governments should we desire to export our products to countries with which we currently do not have business relations. We cannot assure you that we can maintain our current licenses for export or obtain licenses to export to countries with which we do not currently have business relations. The loss of any licenses or the inability to obtain new licenses to export may adversely affect the aggregate amount of our export sales and the profitability of our business.

The loss of senior management or key research and development personnel or our inability to recruit additional personnel may harm our business.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new processing technologies and food products and the enhancement of our existing products. In particular, we rely substantially on our chairman and chief executive officer, Mr. Xianfu Zhu, to manage our operations. We also depend on our key research personnel. In addition, we also rely on information technology and logistics personnel for the production, storage and shipment of our products and on marketing and sales personnel, engineers and other personnel with technical and industry knowledge to transport, market and sell our products. We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them, in particular Mr. Zhu, would have a material adverse effect on our business and operations. Competition for senior management and research and development personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key research and development personnel that we lose. In addition, if any member of our senior management or key research and development personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key research and development personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key research and development personnel.

We compete for qualified personnel with other food processing companies, food retailers, logistics companies and research institutions. Intense competition for these personnel could cause our compensation costs to increase significantly, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

Our growth strategy may prove to be disruptive and divert management resources, which could adversely affect our existing businesses.

In November 2006, we leased a production facility located in Hailun City, Heilongjiang Province in the PRC, and in June 2007, we acquired a production facility located in Deyang City, Sichuan Province. Our growth strategy includes the expansion of our manufacturing operations to include new production plants located within Henan Province. In addition, we intend to expand our network of sales offices and warehouses to additional cities in the PRC and may include acquisitions of additional products, manufacturing or production capabilities or sources of supply. The implementation of such strategy may involve large transactions and present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased expenses, including compensation expenses resulting from newly-hired employees, assumption of unknown liabilities and potential disputes. We also could experience financial or other setbacks if any of our growth strategies incur problems of which we are not presently aware.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain additional debt or equity financing to fund future capital expenditures. Additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

•	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•
require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

Our operations are cash intensive and our business could be adversely affected if we fail to maintain sufficient levels of working capital.

We expend a significant amount of cash in our operations, principally to fund our raw material procurement. Our suppliers, in particular, suppliers of pigs, typically require payment in full within seven days after delivery, although some of our suppliers provide us with credit. In turn, we typically require our customers of chilled and frozen pork to make payment in full on delivery, although we offer some of our long-standing customers credit terms. We generally fund most of our working capital requirements out of cashflow generated from operations. If we fail to generate sufficient revenues from our sales, or if we experience difficulties collecting our accounts receivable, we may not have sufficient cashflow to fund our operating costs and our profitability could be adversely affected.

We may be unable to maintain our profitability in the face of a consolidating retail environment in the PRC.

We sell substantial amounts of our products to supermarkets and large retailers. The supermarket and food retail industry in the PRC has been, and is expected to continue, undergoing a trend of development and consolidation. As the retail food trade continues to consolidate and our retail customers grow larger and become more sophisticated, they may demand lower pricing and increased promotional programs. Furthermore, larger customers may be better able to operate on reduced inventories and potentially develop or increase their focus on private label products. If we fail to maintain a good relationship with our large retail customers, or maintain a wide offering of quality products, or if we lower our prices or increase promotional support of our products in response to pressure from our customers and are unable to increase the volume of our products sold, our profitability could decline.

Our operating results may fluctuate from period to period and if we fail to meet market expectations for a particular period, our share price may decline.

Our operating results have fluctuated from period to period and are likely to continue to fluctuate as a result of a wide range of factors, including seasonal variations in live pig supply and processed meat products consumption. For example, demand for our products in general is relatively high before the Chinese New Year in January or February each year and lower thereafter. Our production and sales of chilled and frozen pork are generally lower in the summer, due to a lower supply of live pigs. Interim reports may not be indicative of our performance for the year or our future performance, and period-to-period comparisons may not be meaningful due to a number of reasons beyond our control. We cannot assure you that our operating results will meet the expectations of market analysts or our investors. If we fail to meet their expectations, there may be a decline in our share price.

We derive a substantial portion of our revenues from sales in the PRC and any downturn in the Chinese economy could have a material adverse effect on our business and financial condition.

Substantially all of our revenues are generated from sales in the PRC. We anticipate that revenues from sales of our products in the PRC will continue to represent a substantial proportion of our total revenues in the near future. Any significant decline in the condition of the PRC economy could, among other things, adversely affect consumer buying power and discourage consumption of our products, which in turn would have a material adverse effect on our revenues and profitability.

We rely on our exclusive network of showcase stores, network stores and supermarket brand counters for the success of our sales and our brand image, and should they perform poorly, our revenues and brand image could be materially and adversely affected.

In addition to our sales to wholesale customers, we sell our products through showcase stores, network stores and supermarket brand counters. All of these retail-based stores exclusively sell our pork products and display the Zhongpin logo on the fascia of the stores. For the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, these retail outlets accounted for approximately 47.0%, 48.0%, 45.0% and 46.8%, respectively, of our total revenue. If the sales performance of our retail-based stores deteriorates, this could adversely affect the financial results of the company. In addition, any sanitation, hygiene or food quality problems that might arise from the retail-based stores could adversely affect our brand image and lead to a loss of sales. We do not own or franchise any of the retail-based stores.

We rely on the performance of our wholesale retailer and mass merchant customers for the success of our sales, and should they perform poorly or give priority to our competitors’ products, our sales performance and branding image could be materially and adversely affected.

In addition to our retail sales channel, we sell our products to supermarkets and large retailers, which in turn sell the products to end consumers. If the sales performance of our wholesale customers deteriorates, this could adversely affect the performance of our products. Furthermore, our wholesale customers also carry products which directly compete with our products for retail space and consumer purchases. There is a risk that our wholesale customers may give higher priority to products of, or form alliances with, our competitors. If our wholesale customers do not continue to purchase our products, or provide our products with similar levels of promotional support, our sales performance and brand imaging could be adversely affected.

The loss of any of our significant customers could reduce our revenues and our profitability.

Our key customers are principally supermarkets and large retailers in the PRC. For the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, sales to our five largest customers amounted in the aggregate to approximately $11.1 million, $15.5 million, $28.76 million and $11.72 million, respectively, accounting for approximately 26%, 22%, 20% and 21%, respectively, of our total revenue. We have not entered into long-term supply contracts with any of these major customers. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. If we cannot maintain long-term relationships with our major customers, the loss of a significant portion of our sales to them could have an adverse effect on our business, financial condition and results of operations.

Recent regulatory enforcement crackdowns on food processing companies in the PRC could increase our compliance costs and reduce our profitability.

We believe we are in compliance in all material respects with all applicable regulatory requirements of the PRC and all local jurisdictions in which we operate. However, the PRC government authorities recently have taken certain measures to maintain the PRC food market in good order and to improve the integrity of the PRC food industry, such as enforcing full compliance with industry standards and closing certain food processing companies in the PRC that did not meet regulatory standards. While the closing of competing meat processing plants that do not meet regulatory standards could increase our revenues in the long term, we may also experience increased regulatory compliance costs that could reduce our profitability. We also cannot assure you that our businesses and operations will not be affected as a result of the deteriorating reputation of the food industry in the PRC due to recent scandals regarding food products.

Our failure to comply with increasingly stringent environmental regulations and related litigation could result in significant penalties, damages and adverse publicity for our business.

Our operations and properties are subject to extensive and increasingly stringent laws and regulations pertaining to, among other things, the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Failure to comply with any laws and regulations and future changes to them may result in significant consequences to us, including civil and criminal penalties, liability for damages and negative publicity.

We have incurred, and will continue to incur, significant capital and operating expenditures to comply with these laws and regulations. We cannot assure you that additional environmental issues will not require currently unanticipated investigations, assessments or expenditures, or that requirements applicable to us will not be altered in ways that will require us to incur significant additional costs.

Our largest stockholder has significant influence over our management and affairs and could exercise this influence against your best interests.

At June 30, 2007, Mr. Xianfu Zhu, our founder, Chairman of the Board and Chief Executive Officer and our largest stockholder, beneficially owned approximately 31.4% of our outstanding shares of common stock (28.7% including shares of common stock issuable upon conversion of our outstanding shares of Series A convertible preferred stock), and our other executive officers and directors collectively beneficially owned an additional 6.8% of our outstanding shares of common stock (6.3% including shares of common stock issuable upon conversion of our outstanding shares of Series A convertible preferred stock). As a result, pursuant to our By-laws and applicable laws and regulations, our controlling shareholder and our other executive officers and directors are able to exercise significant influence over our Company, including, but not limited to, any stockholder approvals for the election of our directors and, indirectly, the selection of our senior management, the amount of dividend payments, if any, our annual budget, increases or decreases in our share capital, new securities issuance, mergers and acquisitions and any amendments to our By-laws. Furthermore, this concentration of ownership may delay or prevent a change of control or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could decrease the market price of our shares.

Deterioration of our perishable products may occur due to delivery delays, malfunctioning of freezer facilities or poor handling during transportation, which could adversely affect our revenues and the goodwill of our business.

The condition of our food products (being perishable goods) may deteriorate due to shipment or delivery delays, malfunctioning of freezer facilities or poor handling during delivery by shippers or intermediaries. We are not aware of any instances whereby we were made to compensate for delivery delays, malfunctioning of freezer facilities or poor handling during transportation. However, there is no assurance that such incidents will not occur in the future. In the event of any delivery delays, malfunctioning of freezer facilities or poor handling during transportation, we may have to make compensation payments and our reputation, business goodwill and revenue will be adversely affected.

If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud; as a result, current and potential shareholders could lose confidence in our financial reports, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and have our independent registered public accounting firm annually attest to our evaluation, as well as issue their own opinion on our internal controls over financial reporting, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2007. We plan to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. The process of strengthening our internal controls and complying with Section 404 is expensive and time consuming, and requires significant management attention, especially given that we have only recently undertaken any efforts to comply with the requirements of Section 404. We cannot be certain that the measures we will undertake will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal controls that we will need will become more complex, and significantly more resources will be required to ensure our internal controls remain effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness in our internal controls, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors’ confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for listing on one of the Nasdaq Stock Markets or national securities exchanges, and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.

Possible material misstatements or omissions in the registration statement or reports we filed under the federal securities laws or our failure to file certain reports under the federal securities laws could require us to repurchase certain outstanding shares of our common stock or to pay substantial damages, either of which could materially and adversely affect our cash flows and our financial condition.

Prior to our acquisition of Falcon Link on January 30, 2006, we engaged in businesses unrelated to our current operations, which businesses were managed by officers and directors who are no longer employed by or affiliated with our company. In January 2004, we filed with the Securities and Exchange Commission a registration statement on Form SB-2 to register the resale of up to 85,028 shares of common stock that were beneficially owned by Richard Armstrong, our Chairman of the Board, Chief Executive Officer and Chief Financial Officer at that time, and certain other stockholders of our company, including certain members of Mr. Armstrong’s immediate family. Such registration statement became effective under the Securities Act on October 21, 2004. In addition, since October 2004 we have been obligated to file with the Commission periodic reports under the Exchange Act.

During the preparation of this prospectus, certain information has come to our attention that indicates there may have been from time to time certain material misstatements or omissions in our registration statement on Form SB-2 or in the reports we filed under the Exchange Act. In addition, we may have failed to timely file certain reports under the Exchange Act or amendments or supplements to our reports previously filed under the Exchange Act. Such information includes the following:

•
Following the change of control of our company on March 30, 2005, we failed to amend our registration statement on Form SB-2 to disclose such change of control, the change in the composition of our board of directors, the changes in our executive officers and the fact that we had ceased operations and had changed our strategic plan to position our company as an acquisition vehicle for the purchase of an operating company located in the PRC.

•
Following our execution of the stock purchase agreement dated as of March 15, 2005 among Richard Armstrong, Halter Capital Corporation and our company, we failed to amend our registration statement on Form SB-2 or to file a Current Report on Form 8-K disclosing that, in connection with the proposed sale by Richard Armstrong of a controlling interest in our company on March 30, 2005, (i) we had agreed to sell to Richard Armstrong, in consideration of his forgiveness of certain outstanding indebtedness owed to Mr. Armstrong and his family for loans and accrued salary, all of the assets of our company relating to our former business of supplying skilled workers and engineering professionals to businesses on a temporary basis, which sale of assets would represent a sale of substantially all of our assets, and (ii) as a result of such asset sale, our company would become on March 30, 2005 a blank check company (i.e., a development stage company that has no specific business plan or has indicated its business plan is to engage in a merger or acquisition of an unidentified company or companies).

•
By agreeing on or about March 15, 2005 to sell all or substantially all of our assets on or about March 30, 2005, a claim may be made that on or about March 15, 2005 our company no longer had a specific business plan and became a blank check company on such date. In such event, we failed to make adequate disclosure by amendment to our registration statement on Form SB-2 or in proper filings under the Exchange Act of the change in our status.

In general under U.S. federal and state securities laws, material misstatements and omissions in a prospectus may give rise to rights of rescission in favor of, or claims for damages by, persons who purchased securities pursuant to the prospectus. Claims for rescission generally provide successful claimants with the right to recover the entire purchase price of their securities plus interest from the date of purchase in exchange for surrender of their purchased shares. In general, a claim for rescission must be made by a person who purchased shares pursuant to a defective prospectus or other representation and within the applicable statute of limitations period, which, for claims made under federal law (Section 12 of the Securities Act) and most state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the date of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence.

While we have not received any claims that we have violated any federal or state securities laws, and while based upon current facts known to us at this time, we do not believe that assertion of such claims by any of our current or former stockholders is probable, there can be no assurance that any such claims will not arise in the future. Should any such claims arise, we can give no assurance that the claimant in such action will not prevail. Depending upon the magnitude of any judgment that may be entered against us in any such actions, our cash flow, financial condition and prospects could be materially and adversely affected.

Risks Relating To Our Industry

The pig slaughtering and processed meat industries in the PRC are subject to extensive government regulation, which is still evolving and could adversely affect our ability to sell products in the PRC or increase our production costs.

The pig slaughtering and processed meat industries in the PRC are heavily regulated by a number of governmental agencies, including primarily the Ministry of Agriculture, the Ministry of Commerce, the Ministry of Health, the General Administration of Quality Supervision, Inspection and Quarantine and the State Environmental Protection Administration. These regulatory bodies have broad discretion and authority to regulate many aspects of the pig slaughtering and processed meat industries in the PRC, including, without limitation, setting hygiene standards for production and quality standards for processed meat products. In addition, the pig slaughtering and processed meat products regulatory framework in the PRC is still in the process of being developed. If the relevant regulatory authorities set standards with which we are unable to comply or which increase our production costs and hence our prices so as to render our products non-competitive, our ability to sell products in the PRC may be limited.

The pig slaughtering and processed meat industries in the PRC may face increasing competition from both domestic and foreign companies, as well as increasing industry consolidation, which may affect our market share and profit margin.

The pig slaughtering and processed meat industries in the PRC are highly competitive. Our processed meat products are targeted at mid- to high-end consumers, a market in which we face increasing competition, particularly from foreign suppliers. In addition, the evolving government regulations in relation to the pig slaughtering industry has driven a trend of consolidation through the industry, with smaller operators unable to meet the increasing costs of regulatory compliance and therefore at a competitive disadvantage. We believe that our ability to maintain our market share and grow our operations within this landscape of changing and increasing competition is largely dependant upon our ability to distinguish our products and services.

In addition, prior to the entry of the PRC into the World Trade Organization (“WTO”), high barriers to entry existed for many potential competitors in our business through the use of tariffs and restrictive import licensing and distribution practices. The admission of the PRC to the WTO has lowered some of the tariffs and other barriers to entry so we can expect that competition will increase.

We cannot assure you that our current or potential competitors will not develop products of a comparable or superior quality to ours, or adapt more quickly than we do to evolving consumer preferences or market trends. In addition, our competitors in the raw meat market may merge or form alliances to achieve a scale of operations or sales network which would make it difficult for us to compete. Increased competition may also lead to price wars, counterfeit products or negative brand advertising, all of which may adversely affect our market share and profit margin. We cannot assure you that we will be able to compete effectively with our current or potential competitors.

The outbreak of animal diseases, including the recent outbreak affecting those in contact with streptococcus suis-infected pigs in Sichuan and Guangdong Provinces, PRC, or other epidemics could adversely affect our operations.

An occurrence of serious animal diseases, such as foot-and-mouth disease, or any outbreak of other epidemics in the PRC affecting animals or humans might result in material disruptions to our operations, material disruptions to the operations of our customers or suppliers, a decline in the supermarket or food retail industry or slowdown in economic growth in the PRC and surrounding regions, any of which could have a material adverse effect on our operations and turnover. Recently, there has been an outbreak of streptococcus suis in pigs, principally in Sichuan Province, PRC, with a large number of cases of human infection following contact with diseased pigs. There also have been unrelated reports of diseased pigs in Guangdong Province, PRC. Our procurement and production facilities are located in Henan Province, PRC and were not affected by the streptococcus suis infection. However, there can be no assurance that our facilities or products will not be affected by an outbreak of this disease or similar ones in the future, or that the market for pork products in the PRC will not decline as a result of fear of disease. In either case, our business, results of operations and financial condition would be adversely and materially affected.

Consumer concerns regarding the safety and quality of food products or health concerns could adversely affect sales of our products.

Our sales performance could be adversely affected if consumers lose confidence in the safety and quality of our products. Consumers in the PRC are increasingly conscious of food safety and nutrition. Consumer concerns about, for example, the safety of pork products, or about the safety of food additives used in processed meat products, could discourage them from buying certain of our products and cause our results of operations to suffer.

We may be subject to substantial liability should the consumption of any of our products cause personal injury or illness and, unlike most food processing companies in the United States, we do not maintain product liability insurance to cover our potential liabilities.

The sale of food products for human consumption involves an inherent risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties or product contamination or degeneration, including the presence of foreign contaminants, chemical substances or other agents or residues during the various stages of the procurement and production process. While we are subject to governmental inspections and regulations, we cannot assure you that consumption of our products will not cause a health-related illness in the future, or that we will not be subject to claims or lawsuits relating to such matters.

Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertions that our products caused personal injury or illness could adversely affect our reputation with customers and our corporate and brand image. Unlike most food processing companies in the United States, but in line with industry practice in the PRC, we do not maintain product liability insurance. Furthermore, our products could potentially suffer from product tampering, contamination or degeneration or be mislabeled or otherwise damaged. Under certain circumstances, we may be required to recall products. Even if a situation does not necessitate a product recall, we cannot assure you that product liability claims will not be asserted against us as a result. A product liability judgment against us or a product recall could have a material adverse effect on our revenues, profitability and business reputation.

Our product and company name may be subject to counterfeiting and/or imitation, which could have an adverse impact upon our reputation and brand image, as well as lead to higher administrative costs.

We regard brand positioning as the core of our competitive strategy, and intend to position our “Zhongpin” brand to create the perception and image of “health, nutrition, freshness and quality” in the minds of our customers. There have been frequent occurrences of counterfeiting and imitation of products in the PRC in the past. We cannot guarantee that counterfeiting or imitation of our products will not occur in the future or that we will be able to detect it and deal with it effectively. Any occurrence of counterfeiting or imitation could impact negatively upon our corporate and brand image, particularly if the counterfeit or imitation products cause sickness, injury or death to consumers. In addition, counterfeit or imitation products could result in a reduction in our market share, a loss of revenues or an increase in our administrative expenses in respect of detection or prosecution.

Risks Relating To Conducting Business in the PRC

Substantially all of our assets and operations are located in the PRC, and substantially all of our revenue is sourced from the PRC. Accordingly, our results of operations and financial position are subject to a significant degree to economic, political and legal developments in the PRC, including the following risks:

Changes in the political and economic policies of the PRC government could have a material adverse effect on our operations.

Our business operations may be adversely affected by the political and economic environment in the PRC. The PRC has operated as a socialist state since 1949 and is controlled by the Communist Party of China. As such, the economy of the PRC differs from the economies of most developed countries in many respects, including, but not limited to:

•	structure	•	capital re-investment
•	government involvement	•	allocation of resources
•	level of development	•	control of foreign exchange
•	growth rate	•	rate of inflation

In recent years, however, the government has introduced measures aimed at creating a “socialist market economy” and policies have been implemented to allow business enterprises greater autonomy in their operations. Nonetheless, a substantial portion of productive assets in the PRC is still owned by the PRC government. Changes in the political leadership of the PRC may have a significant affect on laws and policies related to the current economic reforms program, other policies affecting business and the general political, economic and social environment in the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, the imposition of additional restrictions on currency conversion and remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces in the PRC than in others, and the continuation or increases of such disparities could affect the political or social stability in the PRC.

Although we believe the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development in the PRC, the future direction of these economic reforms is uncertain and the uncertainty may decrease the attractiveness of our company as an investment, which may in turn materially adversely affect the price at which our stock trades.

Social Conditions in the PRC could have a material adverse effect on our operations as the PRC government continues to exert substantial influence over the manner in which we must conduct our business activities.

The PRC only recently has permitted provincial and local economic autonomy and private economic activities. The government of the PRC has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in the PRC may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe our operations in China are in compliance with all applicable legal and regulatory requirements. However, the central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Were the PRC government, or local municipalities, to limit our ability to develop, produce, import or sell our products in the PRC, or to finance and operate our business in the PRC, our business could be adversely affected.

Recent regulatory reforms in the PRC may limit our ability as an offshore company controlled by PRC residents to acquire additional companies or businesses in the PRC, which could hinder our ability to expand in the PRC and adversely affect our long-term profitability.

Our long-term business plan may include an acquisition strategy to increase the number or types of products we offer, increase our manufacturing or production capabilities, strengthen our sources of supply or broaden our geographic reach. Recent PRC regulations relating to acquisitions of PRC companies by foreign entities controlled by PRC residents may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.

On August 8, 2006, the PRC Ministry of Commerce, the State Assets Supervision and Administration of Commerce, the State Administration of Taxation, the State Administration of Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange jointly promulgated a new rule entitled “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors” (the “M&A Rules”), which became effective on September 8, 2006, relating to acquisitions by foreign investors of businesses and entities in the PRC. The M&A Rules provide the basic framework in the PRC for the approval and registration of acquisitions of domestic enterprises in the PRC by foreign investors.

In general, the M&A Rules provide that if an offshore company controlled by PRC residents intends to acquire or take control of a PRC company, such acquisition or transaction will be subject to strict examination by the relevant foreign exchange authorities. The M&A Rules also state that the approval of the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of a PRC company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities.

The M&A Rules also stress the necessity of protecting national economic security in the PRC in the context of foreign acquisitions of domestic enterprises. Foreign investors must comply with comprehensive reporting requirements in connection with acquisitions of domestic companies in key industrial sectors that may affect the security of the “national economy” or in connection with acquisitions of domestic companies holding well-known trademarks or traditional brands in the PRC. Failure to comply with such reporting requirements that cause, or may cause, significant impact on national economic security may be terminated by the relevant ministries or be subject to other measures as are deemed necessary to mitigate any adverse impact.

Our business operations or future strategy could be adversely affected by the interpretations of the M&A Rules. For example, if we decide to acquire a PRC company, we cannot assure you that we or the owners of such company, as the case may be, will be able to complete the necessary approvals, filings and registrations for the acquisition. This may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

The failure of the PRC residents that control our company to comply with various reporting obligations under PRC regulations governing the investment by foreign entities in domestic enterprises may restrict our foreign exchange activities and our ability to receive dividends from our subsidiaries located in the PRC.

In the formation of Falcon Link as an offshore special purpose vehicle controlled by PRC residents, the six individual shareholders of Henan Zhongpin were required to comply with various PRC regulations governing the financing of a domestic enterprise by a foreign entity or special purpose vehicle, and each submitted a registration form with the local SAFE branch with respect to his respective ownership interests in Falcon Link. Each of such shareholders is required to file an amendment to such registration if Falcon Link or our company experiences certain material events, such as changes in share capital, share transfers, mergers or acquisitions, spin-off transactions or the use of assets in the PRC to guarantee offshore obligations. While we believe our PRC stockholders are in compliance with all applicable rules and regulations governing the financing by foreign entities of domestic enterprises, the failure to comply with such rules and regulations, including compliance with the registration procedures, may result in restrictions on our PRC resident stockholders or Henan Zhongpin or may subject our PRC subsidiaries to more stringent review and approval processes, including the respect to their foreign exchange activities and their ability to remit dividends to our company and to make foreign-currency-denominated borrowings.

Further movements in exchange rates may have a material adverse effect on our financial condition and results of operations.

At present, almost all of our domestic sales are denominated in Renminbi and our export sales are denominated primarily in U.S. dollars. In addition, we incur a portion of our cost of sales in Euros, U.S. dollars and Japanese yen in the course of our purchase of imported production equipment and raw materials. Since 1994, the conversion of the Renminbi into foreign currencies has been based on rates set by the People’s Bank of China, and the exchange rate for the conversion of the Renminbi to U.S. dollars had generally been stable. However, starting from July 21, 2005, the PRC government moved the Renminbi to a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. As a result, the Renminbi is no longer directly pegged to the U.S. dollar. On July 12, 2007, the exchange rate of the U.S. dollar against the Renminbi was RMB 7.55 per U.S. dollar. The exchange rate may become volatile, the Renminbi may be revalued further against the U.S. dollar or other currencies or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies, any of which could have a material adverse effect on our financial condition and results of operations.

Governmental control of currency conversion may affect the ability of our company to obtain working capital from our subsidiaries located in the PRC and the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency outside of the PRC. We receive substantially all of our revenues in Renminbi. Under our current structure, our income is primarily derived from payments from Henan Zhongpin. Shortages in the availability of foreign currency may restrict the ability of Henan Zhongpin to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required in those cases in which Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies. The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Henan Zhongpin is subject to restrictions on making payments to us, which could adversely affect our cash flow and our ability to pay dividends on our capital stock.

We are a holding company incorporated in the State of Delaware and do not have any assets or conduct any business operations other than our investment in our operating subsidiary in the PRC, Henan Zhongpin. As a result of our holding company structure, we will rely entirely on contractual payments or dividends from Henan Zhongpin for our cash flow to fund our corporate overhead and regulatory obligations. The PRC government imposes controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of the PRC. As a result, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Further, as Henan Zhongpin has in the past, and Henan Zhongpin and our other subsidiaries in the PRC may in the future, incur debt on its or their own, the instruments governing such debt may restrict such subsidiary’s ability to make contractual or dividend payments to any parent corporation or other affiliated entity. If we are unable to receive all of the funds we require for our operations through contractual or dividend arrangements with our PRC subsidiaries, we may not have sufficient cash flow to fund our corporate overhead and regulatory obligations in the United States and may be unable to pay dividends on our shares of capital stock.

Uncertainties with respect to the PRC legal system could adversely affect our ability to enforce our legal rights.

We conduct our business primarily through Henan Zhongpin, our subsidiary in the PRC. Our operations in the PRC are governed by PRC laws and regulations. We are generally subject to laws and regulations applicable to foreign investments in the PRC and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, the PRC has not developed a fully-integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. The uncertainties regarding such regulations and policies present risks that may affect our ability to achieve our business objectives. If we are unable to enforce any legal rights we may have under our contracts or otherwise, our ability to compete with other companies in our industry could be materially and adversely affected. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention.

It may be difficult to effect service of process upon us or our Directors or senior management who live in the PRC or to enforce any judgments obtained from non-PRC courts.

Our operations are conducted and our assets are located within the PRC. In addition, a majority of our Directors and all of our senior management personnel reside in the PRC, where substantially all of their assets are located. You may experience difficulties in effecting service of process upon us, our Directors or our senior management as it may not be possible to effect such service of process outside the PRC. In addition, our PRC counsel, DeHeng Law Office, has advised us that the PRC does not have treaties with the United States and many other countries providing for reciprocal recognition and enforcement of court judgments. Therefore, recognition and enforcement in the PRC of judgments of a court in the United States or certain other jurisdictions may be difficult or impossible.

Recent amendments to the corporate income tax law in the PRC may increase the income taxes payable by our operating subsidiaries located in the PRC, which could adversely affect our profitability.

On March 16, 2007, the National People’s Congress of the PRC adopted a new corporate income tax law in its fifth plenary session. The new corporate income tax law unifies the application scope, tax rate, tax deduction and preferential policy for both domestic and foreign-invested enterprises. The new corporate income tax law will be effective on January 1, 2008. According to the new corporate income tax law, the applicable income tax rate for our operating subsidiaries is subject to change. As the implementation detail has not yet been announced, we cannot be sure of the potential impact of such new corporate income tax law on our financial position or operating results.

Risk Relating to an Investment in Our Securities

While cash dividends were paid by a deemed predecessor to our company in 2003 and 2002, we have not paid any cash dividends and no cash dividends will be paid in the foreseeable future.

Henan Zhongpin, a deemed predecessor to our company and our subsidiary in the PRC, paid cash dividends to its stockholders in 2002 and 2003. However, we do not anticipate paying cash dividends on our common stock in the foreseeable future and we may not have sufficient funds legally available to pay dividends. Even if the funds are legally available for distribution, we may nevertheless decide not to pay, or may be unable to pay, any dividends. We intend to retain all earnings for our company’s operations.

Our common stock is thinly traded and you may be unable to sell at or near “ask” prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

We cannot predict the extent to which an active public market for our common stock will develop or be sustained. However, we do not rule out the possibility of applying for listing on the Nasdaq Global Market or other exchanges. Our common stock has historically been sporadically or “thinly-traded” on the “Over-the-Counter Bulletin Board,” meaning that the number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small or nonexistent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-adverse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned and viable. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of our common stock in either direction. The price for our shares could, for example, decline precipitously in the event a large number of shares of our common stock is sold on the market without commensurate demand, as compared to a seasoned issuer that could better absorb those sales without adverse impact on its share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained.

Past activities of our company and its affiliates, including our former executive officers and directors, may lead to future liability for our company.

Prior to our acquisition of Falcon Link and its subsidiary, Henan Zhongpin, on January 30, 2006, we engaged in businesses unrelated to our current operations. In connection with such acquisition, we did not receive any indemnifications from our former controlling shareholders or management against any loss, damage or expense arising out of or based on any breach of or inaccuracy in any of their representations and warranties made regarding such acquisition, and any liabilities that may arise relating to such prior businesses may have a material adverse effect on our company.

The market price for our stock may be volatile and subject to wide fluctuations, which may adversely affect the price at which you can sell our shares.

The market price for our stock may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operations results;

•	changes in financial estimates by securities research analysts;

•	conditions in foreign or domestic meat processing or agricultural markets;

•	changes in the economic performance or market valuations of other meat processing companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	intellectual property litigation;

•	general economic or political conditions in the PRC.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our stock.

Future sales of shares of our common stock may decrease the price for such shares.

In February and May, 2007, the Securities and Exchange Commission has declared effective our registration statements on Form S-1 registering the resale from time to time in the open market an aggregate of 12,103,136 shares of our common stock, some of which shares have since been sold. The Securities and Exchange Commission has also declared effective our registration statement registering the resale of the 2,659,999 shares of our common stock offered hereby. Actual sales of such shares, or the prospect of sales of such shares by the holders of such shares, may have a negative effect on the market price of the shares of our common stock. We may also register for resale additional outstanding shares of our common stock or shares that are issuable upon exercise of outstanding warrants or reserved for issuance under our stock option plan. Once such shares are registered, they can be freely sold in the public market. If any of our stockholders either individually or in the aggregate cause a large number of securities to be sold in the public market, or if the market perceives that these holders intend to sell a large number of securities, such sales or anticipated sales could result in a substantial reduction in the trading price of shares of our common stock and could also impede our ability to raise future capital.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks known to us, significant uncertainties, and other factors which may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

You can identify forward-looking statements by the use of the words “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “proposed,” or “continue” or the negative of those terms. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined above. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the exceptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Market for Common Stock

Our shares began trading on the OTC Bulletin Board on January 12, 2005. Prior to that date, there was no public market for our common stock.

Our common stock is traded on the OTC Bulletin Board under the symbol “ZHNP.” Prior to January 30, 2006, the date on which our reverse acquisition of Falcon Link was consummated, our common stock was traded on the OTC Bulletin Board under the symbol “STGH.” During the period March 30, 2005 to January 30, 2006, we operated as a public “shell” corporation with no significant revenues or assets. During such period, there was only a limited public market for our common stock and our common stock traded only sporadically on the OTC Bulletin Board.

The following table contains information about the range of high and low bid prices for our common stock for each full quarterly period since our shares began publicly trading and for the first three fiscal quarters of 2007 (through July 11), based upon reports of transactions on the OTC Bulletin Board.

	High	Low
Fiscal 2005

First Quarter (commencing January 12)	$3.54	$3.54
Second Quarter	18.03	18.03
Third Quarter	123.72	18.03
Fourth Quarter	53.02	36.06

Fiscal 2006

First Quarter	$54.79	$5.11
Second Quarter	8.00	5.00
Third Quarter	10.00	8.00
Fourth Quarter	8.50	7.50

Fiscal 2007

First Quarter	$8.50	$6.75
Second Quarter	11.34	6.75
Third Quarter (through July 11)	11.65	9.30

The source of these high and low prices was the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The high and low prices listed have been rounded up to the next highest two decimal places. In addition, such prices have been adjusted to give effect to the one-for-35.349 reverse stock split of all issued and outstanding shares of our common stock, which became effective on February 16, 2006. As of June 30, 2007, there were approximately 97 holders of record of our common stock. On July 11, 2007, the closing bid price of our common stock as reported by the OTC Bulletin Board was $11.65 per share.

At June 30, 2007, there were 1,925,000 shares of our common stock issuable upon conversion of outstanding shares of our Series A convertible preferred stock. In addition, at such date there were 1,446,187 shares of our common stock issuable upon exercise of outstanding common stock purchase warrants and 1,035,000 shares of our common stock issuable upon conversion or exercise of the securities issuable upon the exercise of outstanding unit purchase warrants. We have registered 897,000of these shares, along with 1,762,999 currently outstanding shares of our common stock (a total of 2,659,999 shares of our common stock) under the registration statement of which this prospectus is a part.

While cash dividends were paid in 2003 and 2002 by Henan Zhongpin, which is a deemed predecessor to our company and our subsidiary in the PRC, we have never paid or declared any dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future. As a result of our holding company structure, we would rely entirely on contractual or dividend payments from Henan Zhongpin for our cash flow to pay dividends on our common stock. The PRC government imposes controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of the PRC, which also may affect our ability to pay cash dividends in the future. See Note 1 to our audited consolidated financial statements.

The holders of our Series A convertible preferred stock are entitled to receive, when and as declared by our Board of Directors, dividends in such amounts as may be determined by our Board of Directors from time to time out of funds legally available therefor. No dividends (other than those payable solely in common stock) will be paid to the holders of our common stock until there shall have been paid or declared and set apart during that fiscal year for the holders of our Series A convertible preferred stock a dividend in an amount per share that the holders would have got for the shares of common stock issuable upon conversion of their shares of Series A convertible preferred stock.

Securities authorized for issuance under equity compensation plans

On April 30, 2007, our Board of Directors and stockholders adopted and approved our Amended and Restated 2006 Equity Incentive Plan (the “2006 Plan”). The 2006 Plan allows for awards of stock options, restricted stock grants and share appreciation rights for up to 1,800,000 shares of common stock.

As of June 30, 2007, no awards had been granted under the 2006 Plan. Options granted in the future under the 2006 Plan are within the discretion of our board of directors. The following table summarizes the number of shares of our common stock authorized for issuance under our equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options	(b) Weighted- Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	0	N/A	1,800,000

Equity compensation plans not approved by security holders	0	N/A	0

Total	0	N/A	1,800,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Certain statements in this prospectus constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, among others, uncertainties relating to general economic and business conditions, intense competition for the acquisition of businesses, and domestic and foreign government regulations.

During the period from our formation on February 4, 2003 to March 30, 2005, we were in an unrelated business that was discontinued on March 30, 2005. From March 30, 2005 to January 30, 2006, we did not generate any significant revenue, and accumulated no significant assets, as we explored various business opportunities. On January 30, 2006, in exchange for a controlling interest in our publicly-held “shell” corporation, we acquired all of the issued and outstanding capital stock of Falcon Link. This transaction is commonly referred to as a “reverse acquisition.” For financial reporting purposes, Falcon Link was considered the acquirer in such transaction. As a result, our historical financial statements for all periods prior to January 30, 2006 included in this prospectus are those of Falcon Link.

Overview

We are principally engaged in the meat and food processing and distribution business in the PRC. Currently, we have eight processing plants located in Henan, Heilongjiang and Sichuan Provinces in the PRC, with a total of 13 production lines. Our current total production capacity for chilled pork and frozen pork, including the average production capacity from OEM partners, is 818 metric tons per day, including the average production capacity of approximately 167 metric tons per day from OEM partners, based on an eight-hour working day, or approximately 294,480 metric tons on an annual basis. We also have production capacity for prepared meats of 70 metric tons per eight-hour day (or approximately 25,200 metric tons on an annual basis) and for fruits and vegetables, including the average production capacity from OEM partners, of 43 metric tons per eight-hour day, including the average production capacity of approximately eight metric tons per day supplied by OEM partners (or approximately 15,480 metric tons on an annual basis). We utilize state-of-the-art equipment in all of our abattoirs and processing facilities.

On August 21, 2006, our subsidiary, Henan Zhongpin, formed a new wholly-owned subsidiary, Anyang Zhongpin Food Company Limited, through which we plan to invest approximately $13.5 million to construct a new facility in northern Henan Province with a production capacity of 175 metric tons per 8-hour working day, or approximately 63,000 metric tons on an annual basis. Approximately 60% of the production capacity will be designed for the production of chilled pork and approximately 40% will be designed for the production of frozen pork. We plan to put the new plant into operation in the third quarter of fiscal 2007.

On April 26, 2007, Henan Zhongpin formed a new wholly-owned subsidiary, Luoyang Zhongpin Food Company Limited, for the purpose of constructing a production facility to be located in western Henan Province. We plan to invest approximately $14.5 million to construct this facility, which is planned to have a production capacity of 195 metric tons per eight-hour working day, or approximately 70,000 metric tons on an annual basis. Approximately 60% of the production capacity will be designed for the chilled pork and the remaining approximately 40% will be designed for the frozen pork. We plan to put the new facility into operation in the first quarter of fiscal 2008.

On June 30, 2007, Henan Zhongpin formed a wholly-owned subsidiary, Shangqiu Zhongpin Food Company Limited, through which we plan to invest approximately $15 million to construct a new production facility in eastern Henan Province that will be designed with a production capacity for chilled or frozen pork of 222 metric tons per 8-hour working day, or approximately 80,000 metric tons on an annual basis. Approximately 75% of the production capacity will be designed for the production of chilled pork and approximately 25% will be designed for the production of frozen pork. We plan to put this new plant into production in the second quarter of fiscal 2007.

Our products are sold under the “Zhongpin” brand name. Our customers include over 17 international or domestic fast food companies in the PRC, over 39 export-registered processing factories and over 1,546 school cafeterias, factory canteens, army posts and national departments. We also sell directly to over 2,813 retail outlets, including supermarkets, within the PRC.

Since 2001, we have been one of the “leading agricultural industrial enterprises” in the PRC. Over the past five fiscal years, we achieved a compound annual growth rate of 56% in terms of revenues and 57% in terms of net profits. We have established distribution networks in more than 24 provinces, including four cities with special legal status, in the North, East, South and South Midland of the PRC, and also have formed strategic partnerships with leading supermarket chains and the catering industry in the PRC. In addition, we export products to the European Union, Southeast Asia, Russia and South Africa.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate, on an on-going basis, our estimates for reasonableness as changes occur in our business environment. We base our estimates on experience, the use of independent third-party specialists, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments, estimates, and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe the following are our critical accounting policies:

Accounts Receivable. We state accounts receivable at cost, net of allowance for doubtful accounts. Based on our past experience and current practice in the PRC, management provides for an allowance for doubtful accounts equivalent to those accounts that are not collected within one year plus 5% of receivables less than one year old. As of March 31, 2007, we were successful in collecting $73,800, or approximately 36%, of doubtful accounts that were outstanding at December 31, 2006 for longer than one year. It is management’s belief that the current bad debt allowance adequately reflects an appropriate estimate based on management’s judgment.

Inventory Valuation. We value our pork inventories at the lower of cost, determined on a weighted average basis, and net realizable value (the estimated market price). When the carcasses are disassembled and transferred from primary processing to various manufacturing departments, we adjust the net realizable value for product specifications and further processing, which becomes the basis for calculating inventory values. In addition, substantially all inventory expenses, packaging, and supplies are valued by the weighted average method.

Goodwill and Other Intangibles. Our identifiable intangible assets are amortized over their useful life, unless the useful life is determined to be indefinite. The useful life of an identifiable intangible asset is based on an analysis of several factors, including contractual, regulatory or legal obligations, demand, competition and industry trends. Goodwill and indefinite-lived intangible assets are not amortized, but are tested annually for impairment.

The goodwill impairment test is a two-step process. First, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is determined on the basis of discounted cash flow. If the carrying value exceeds fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Annual impairment testing for indefinite-lived intangible assets compares the fair value and carrying value of the intangible. The fair value of indefinite-lived intangible assets is determined on the basis of discounted cash flows. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. Intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of long-lived assets.

The assumptions used in the estimate of fair value are consistent with historical performance and the estimates and assumptions used in determining future profit plans for each reporting unit. We review product growth patterns, market share information, industry trends, changes in distribution channels, and economic indicators in determining the estimates and assumptions used to develop cash flow and profit plan assumptions.

Income Taxes. We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes.” We compute our provision for income taxes based on the statutory tax rates and tax planning opportunities available to us in the PRC. Significant judgment is required in evaluating our tax positions and determining our annual tax position.

Results of Operations

In fiscal 2007, we intend to continue to focus on the implementation of our strategic plan to continue the growth we have experienced in the last four years. In February 2006, we completed the construction of a new, fresh-chilled meat processing facility in the Zhongpin Industrial Park II, in November 2006, we added an additional processing plant by leasing a meat processing plant in Heilongjiang Province, in June 2007, we acquired a meat processing facility in Sichuan Province and we are currently constructing additional processing facilities in Henan Province. We also are expanding our capability in temperature-controlled, physical logistic systems. We expect to continue to expand our capital base, to scale up operations and to develop new markets, streamline our supply chain management, continue the development of our information technology systems, invest in training and human resources development and accelerate revenue and profit growth.

In fiscal 2007, we expect the results of the pork and pork products segment of our business to remain strong. While supply is expected to be ample, live hog prices are expected to remain at their current relatively-high levels. We anticipate that our gross profit margin will decrease slightly during the remainder of fiscal 2007 due to the increase in the prices of raw materials. We anticipate strong demand for pork throughout the remainder of fiscal 2007. We also expect to increase our market share in the meat and meat products segment in our target markets in fiscal 2007.

The following table sets forth, for the periods indicated, certain statement of operations data:

	Three Months Ended March 31,		Year ended December 31,
	2007	2006	2006	2005	2004
	(U.S. dollars in thousands)
Revenues:
Sales revenues	$55,792	$30,493	$143,812	$73,400	$42,787
Cost of sales	48,050	25,914	123,196	61,221	36,670
Gross Profit	7,742	4,579	20,616	12,179	6,117

Operating expenses:
General and administrative expenses	1,405	899	2,989	2,396	1,214
Operating expenses	1,126	804	3,485	2,300	1,845
Liquidated damages	—	—	8,354	—	—
Total operating expenses	2,531	1,703	14,828	4,696	3,059

Income from operations	5,211	2,876	5,788	7,483	3,058

Other income (expense):
Interest income	22	96	316	183	86
Other income	(4)	12	50	167	32
Allowances income	—	113	2,364	86	928
Exchange gain (loss)	3	14	(21)	226	(23)
Interest expense	(443)	(380)	(1,555)	(1,802)	(1,208)
Total other income (expense)	(422)	(145)	1,154	(1,140)	(185)

Net income before taxes	4,789	2,731	6,942	6,343	2,873
Provision for income taxes	217	145	568	353	85

Net income after taxes	4,572	2,586	6,374	5,990	2,788
Minority interest in gain (loss)	—	11	15	76	20

Net income	4,572	2,575	6,359	5,914	2,768
Foreign currency translation adjustment	546	141	1,379	304	—
Comprehensive income	$5,118	$2,716	$7,738	$6,218	$2,768

Comparison of Three Months Ended March 31, 2007 and March 31, 2006

Revenue. Total revenue increased from $30.49 million for the three months ended March 31, 2006 to $55.79 million for the three months ended March 31, 2007, which represented an increase of $25.30 million, or approximately 83%. The increase in revenues was primarily due to increased sales in our meat and meat products segment resulting from the effects of the continued increase in the amount of branded stores sales and increased sales to food service distributors. During the three months ended March 31, 2007, nine new showcase stores, 29 new “branded” retail stores and 54 new supermarket counters were opened and we expanded our marketing and sales efforts to include six additional second-tier cities and 20 additional third-tier cities domestically.

During the three months ended March 31, 2007, revenues from sales to branded stores increased to $26.1 million, which represented an increase of $11.2 million, or approximately 75%, as compared to the three months ended March 31, 2006. During the three months ended March 31, 2007, revenues from sales to food service distributors increased to $10.5 million, which represented an increase of $5.5 million, or approximately 110%, as compared to the three months ended March 31, 2006. During the three months ended March 31, 2007, revenues from sales to restaurants and non-commercial customers increased to $14.3 million, which represented an increase of $6.6 million, or approximately 86%, as compared to the three months ended March 31, 2006. During the three months ended March 31, 2007, revenues from export sales increased to $4.9 million, which represented an increase of $2.0 million, or approximately 69%, as compared to the three months ended March 31, 2006.

Cost of sales. Cost of sales increased from $25.91 million for the three months ended March 31, 2006 to $48.05 million for the three months ended March 31, 2007, which represented an increase of $22.14 million, or approximately 85%. The increase of cost of sales was primarily due to the corresponding increase in sales. The gross profit margin (gross profit divided by total sales revenue) decreased from 15.02% for the three months ended March 31, 2006 to 13.88% for the three months ended March 31, 2007. The decrease in gross profit margin was primarily due to an increase in the cost of raw materials, which was offset, in part, by a slight increase in the market prices for pork products during the three months ended March 31, 2007.

General and administrative expenses. General and administrative expenses increased from $0.90 million for the three months ended March 31, 2006 to $1.40 million for the three months ended March 31, 2007, which represented an increase of $0.50 million, or approximately 56%. As a percentage of revenues, general and administrative expenses decreased from 2.95% for the three months ended March 31, 2006 to 2.52% for the three months ended March 31, 2007. The increase in the net amount of general and administrative expenses was primarily the result of the expansion of our operations and the additional expenses we incurred as a publicly-traded company that is reporting under the U.S. federal securities laws.

Operating expenses. Operating expenses increased from $0.80 million for the three months ended March 31, 2006 to $1.13 million for the three months ended March 31, 2007, which represented an increase of $0.33 million, or approximately 41%. As a percentage of revenue, operating expenses decreased from 2.64% for the three months ended March 31, 2006 to 2.02% for the three months ended March 31, 2007. The increase in net amount of operating expenses was primarily the result of the increased scale of our operations.

Interest expense. Interest expense increased from $0.38 million for the three months ended March 31, 2006 to $0.44 million for the three months ended March 31, 2007, which represented an increase of $0.06 million, or approximately 16%. The increase in interest expense was primarily a result of increased short-term bank loans. Our average outstanding bank debt increased by approximately $9.38 million from $20.75 million for the three months ended March 31, 2006 to $30.13 million for the three months ended March 31, 2007. Our weighted average borrowing rate decreased from 7.32% for the three months ended March 31, 2006 to 5.88% for the three months ended March 31, 2007.

Interest income, allowance income, other income and exchange gain (loss). Interest income, allowances income, other income and exchange gain (loss) decreased from $0.23 million for the three months ended March 31, 2006 to $0.02 million for the three months ended March 31, 2007, which represented a decrease of $0.21 million, or approximately 91%. This decrease was primarily due to a decrease in allowance income.

Income Taxes. The effective tax rate in the PRC on income generated from the sale of prepared products is 33% and there is no income tax on income generated from the sale of raw products including raw meat products and raw fruits and vegetable products. The increase of $0.07 million in the provision for income taxes for the three months ended March 31, 2007 over the three months ended March 31, 2006 resulted from an increase of $0.22 million in our income from the sale of prepared products for the three months ended March 31, 2007.

Comparison of Fiscal Years Ended December 31, 2006 and December 31, 2005

Revenue. Total revenue increased from $73.40 million for the year ended December 31, 2005 to $143.81 million for the year ended December 31, 2006, which represented an increase of $70.41 million, or approximately 96%. The increase in revenues was primarily due to increased sales in our meat and meat products segment resulting from the effects of the continued increase in the amount of branded stores sales and increased sales through food service distributors. During the year ended December 31, 2006, 621 new showcase stores, “branded” retail stores and supermarket counters were opened and we expanded our marketing and sales efforts to include 31 additional second-tier cities and 84 additional third-tier cities domestically.

During the year ended December 31, 2006, revenues from sales to branded stores increased to $64.7 million, which represented an increase of $29.5 million, or approximately 84%, as compared to the year ended December 31, 2005. During the year ended December 31, 2006, revenues from sales to food service distributors increased to $28.5 million, which represented an increase of $16.2 million, or approximately 131%, as compared to the year ended December 31, 2005. During the year ended December 31, 2006, revenues from sales to restaurants and non-commercial customers increased to $38.4 million, which represented an increase of $20.1 million, or approximately 109%, as compared to the year ended December 31, 2005. During the year ended December 31, 2006, revenues from export sales increased to $12.2 million, which represented an increase of $4.7 million, or approximately 63%, as compared to the year ended December 31, 2005. Within these four distribution channels, the percentage of growth was highest for food service distributors. As a percentage of total sales revenue, sales to food service distributors has grown from 17% for the year ended December 31, 2005 to 20% for the year ended December 31, 2006, and sales through branded stores and supermarkets has decreased from 48% for the year ended December 31, 2005 to 45% for the year ended December 31, 2006.

Cost of sales. Cost of sales increased from $61.22 million for the year ended December 31, 2005 to $123.20 million for the year ended December 31, 2006, which represented an increase of $61.98 million, or approximately 101%. The increase in cost of sales was primarily due to the corresponding increase in revenues. The gross profit margin (gross profit divided by total sales revenue) decreased from 16.59% for the year ended December 31, 2005 to 14.34% for the year ended December 31, 2006. The decrease of gross profit margin was primarily due to an increase in average live hog prices for the year ended December 31, 2006 as compared to the year ended December 31, 2005.

General and administrative expenses. General and administrative expenses increased from $2.40 million for the year ended December 31, 2005 to $2.99 million for the year ended December 31, 2006, which represented an increase of $0.59 million, or approximately 25%. During fiscal 2006, we collected $1.34 million of outstanding accounts receivable for which bad debt allowance had been provided during fiscal 2005. Such collections reduced our general and administrative expenses by $1.34 million in fiscal 2006. As a percentage of revenues, general and administrative expenses decreased from 3.26% for the year ended December 31, 2005 to 2.08% for the year ended December 31, 2006. The increase in general and administrative expenses primarily resulted from the additional expenses we are incurring as a publicly-traded company that is reporting under the U.S. federal securities laws. During the year ended December 31, 2006, we incurred approximately $1.22 million in legal fees, accounting fees, advisory fees and consulting fees relating to such matters and in preparing to become compliant in a timely manner with our obligations under the Sarbanes-Oxley Act of 2002.

Penalty expense. During the year ended December 31, 2006, we incurred a non-recurring expense in the aggregate amount of $8.35 million as a result of payments we made in December 2006 to the holders of our Series A convertible preferred stock and related stock purchase warrants because of our failure to register in a timely manner for resale under the Securities Act of 1933, as amended, the shares of our common stock issuable upon the conversion or exercise of such securities. Such payments included cash payments in the aggregate amount of $1.04 million and our issuance of an aggregate of 379,743 shares of our common stock valued at $2.85 million, and warrants to purchase 884,796 shares of our common stock valued at $4.46 million. We do not anticipate any additional expense of this nature in fiscal 2007.

Operating expenses. Operating expenses increased from $2.30 million for the year ended December 31, 2005 to $3.49 million for the year ended December 31, 2006, which represented an increase of $1.19 million, or approximately 52%. As a percentage of revenue, operating expenses decreased from 3.13% for the year ended December 31, 2005 to 2.42% for the year ended December 31, 2006. The decrease in operating expenses as a percentage of revenue was the result of our increased total sales and operating scale. The increase in the net amount of operating expenses was primarily the result of additional transportation expenses of $0.93 million.

Interest expense. Interest expense decreased from $1.80 million for the year ended December 31, 2005 to $1.56 million for the year ended December 31, 2006, which represented a decrease of $0.24 million, or approximately 13%. The decrease in interest expense was primarily a result of our having adequate cash flow from the equity private placement we consummated in the first quarter of 2006, which enabled us to repay and reduce our higher-interest-bearing bank loans. During the year ended December 31, 2006, our weighted average outstanding bank debt decreased by approximately $1.47 million, from $22.00 million for the year ended December 31, 2005 to $20.53 million for the year ended December 31, 2006. Our weighted average borrowing rate decreased from 7.99% for the year ended December 31, 2005 to 5.83% for the year ended December 31, 2006.

Interest income, allowance income, other income and exchange gain (loss). Interest income, allowances income, other income and exchange gain (loss) increased from $0.66 million for the year ended December 31, 2005 to $2.71 million for the year ended December 31, 2006, which represented an increase of $2.05 million, or approximately 311%. This increase was primarily the result of an increase of $2.28 million in allowance income. The cash grant we received from the Chinese central government for our participation in research and development programs and training programs was recharacterized from a long-term liability to allowance income when the production line was completed and placed into operation during fiscal 2006.

Income Taxes. The effective tax rate in the PRC on income generated from the sale of prepared products is 33% and there is no income tax on income generated from the sale of raw products, including raw meat products and raw fruits and vegetable products. The increase of $0.22 million in the provision for income taxes for the year ended December 31, 2006 over the year ended December 31, 2005 resulted from an increase of $0.67 million in our pre-tax net income from the sale of prepared products in fiscal 2006.

Comparison of Fiscal Years Ended December 31, 2005 and December 31, 2004

Revenue. Total revenue increased by $30.61 million, or approximately 72%, during the year ended December 31, 2005, from $42.79 million in the year ended December 31, 2004 to $73.40 million for the year ended December 31, 2005. The increase in revenues was primarily due to increased sales in our meat and meat products segment resulting from the effects of the continued increase in the amount of branded stores sales and a widening wholesale customer base.

During the year ended December 31, 2005, revenues from sales to branded stores increased to $35.23 million, which represented an increase of $15.12 million, or approximately 75%, as compared to the year ended December 31, 2004, of which $11.50 million was due to sales to new branded stores and $3.62 million was due to increased same store sales. During the year ended December 31, 2005, revenues from sales to food services distributors increased to $12.33 million, which represented an increase of $4.67 million, or approximately 61%, as compared to the year ended December 31, 2004, of which $1.40 million was due to increased sales to existing distributors and $3.27 million was due to sales to new distributors. During the year ended December 31, 2005, revenues from sales to restaurants and non-commercial customers increased to $18.35 million, which represented an increase of $7.40 million, or approximately 68%, as compared to the year ended December 31, 2004, of which $5.92 million was due to sales to new customers and $1.48 million was due to increased sales to existing customers. During the year ended December 31, 2005, revenues from export sales increased to $7.49 million, which represented an increase of $3.42 million, or approximately 84%, of which $0.69 million was due to sales to new export customers and $2.73 million was due to increased sales to existing export customers.

Cost of sales. Cost of sales increased by $24.55 million, or approximately 67%, for the year ended December 31, 2005, from $36.67 million in fiscal 2004 to $61.22 million in fiscal 2005. As a percentage of revenue, total cost of sales decreased from approximately 86% in fiscal 2004 to approximately 83% in fiscal 2005. The decrease in our cost of sales as a percentage of revenue was primarily due to a lower rate of increase in raw material costs in fiscal 2005 (an increase of approximately 4%) as compared to the rate of increase in the prices of our products in fiscal 2005 (an increase of approximately 7%).

General and administrative expenses. General and administrative expenses increased by $1.19 million, or approximately 98%, in the year ended December 31, 2005, from $1.21 million in fiscal 2004 to $2.40 million in fiscal 2005. As a percentage of revenues, general and administrative expenses increased from 2.84% in fiscal 2004 to 3.26% in fiscal 2005. During fiscal 2005, our bad debt allowance increased by $0.73 million due to a slowdown in collections of old accounts receivable. In addition, we incurred expenses of $0.46 million in fiscal 2005 relating to the private placement of our equity securities that we completed in January 2006.

Interest expense. Interest expense increased by $0.59 million, or approximately 49%, in the year ended December 31, 2005, from $1.21 million in fiscal 2004 to $1.80 million in fiscal 2005, primarily due to an increase of approximately 31% in our average indebtedness. During fiscal 2005, we increased our average indebtedness by approximately $5.84 million to meet our increasing working capital requirements resulting from our significant growth in revenue. Our weighted average annual borrowing rate increased from 7.23% in fiscal 2004 to 7.99% in fiscal 2005.

Interest income, allowance income, other income and exchange gain (loss). Interest income, allowances income, other income and exchange gain (loss) decreased by $0.36 million, or approximately 35%, in the year ended December 31, 2005, from $1.02 million in fiscal 2004 to $0.66 million in fiscal 2005, primarily due to a decrease of allowance income. During fiscal 2004, we received central or local government grants in the aggregate amount of $0.93 million for our participation in research and development programs targeted by the government.

Income Taxes. The increase of $0.27 million in the provision for income taxes in fiscal 2005 over the prior fiscal year resulted from an increase of $0.82 million in our pre-tax income from the sale of prepared products in fiscal 2005.

Segment Information

We operate in two business segments: pork and pork products, and vegetables and fruits.

Our pork and pork products segment is involved primarily in the processing of live market hogs into fresh, frozen and processed pork products. Our pork and pork products segment markets its products domestically to our branded stores, food retailers, foodservice distributors, restaurant operators and noncommercial foodservice establishments, such as schools, hotel chains, healthcare facilities, the military and other food processors, as well as to international markets.

Our vegetables and fruits segment is involved primarily in the processing of fresh vegetables and fruits. We contract with more than 120 farms in Henan Province and nearby areas to produce high-quality vegetable varieties and fruits suitable for export purposes. The proximity of the contracted farms to our operations ensures freshness from harvest to processing. We contract to grow more than 20 categories of vegetables and fruits, including asparagus, sweet corn, broccoli, mushrooms, lima beans, strawberries and capsicum.

The following tables set forth our revenues, sales in metric tons, operating income and production processed in metric tons by segment for the fiscal years ended December 31, 2006, 2005 and 2004 and the three month periods ended March 31, 2007 and 2006 and the percentage increases for each segment between fiscal periods.

	Sales by Segment (U.S. dollars in millions)
	Three Months Ended March 31,		Net Change	Percentage Change
	2007	2006	2007/2006	2007/2006
Pork and Pork Products
Chilled Pork	$28.48	$10.34	$18.14	175%
Frozen Pork	20.29	16.17	4.12	25%
Prepared Pork Products	5.85	3.27	2.58	79%
Vegetables and Fruits	1.17	0.72	0.45	63%
Total	$55.79	$30.50	$25.29	83%

	Sales by Segment (in metric tons)
	Three Months Ended March 31,		Net Change	Percentage Change
	2007	2006	2007/2006	2007/2006
Pork and Pork Products
Chilled Pork	23,348	9,398	13,950	148%
Frozen Pork	16,803	14,783	2,020	14%
Prepared Pork Products	3,338	2,236	1,102	49%
Vegetables and Fruits	2,183	1,021	1,162	114%
Total	45,672	27,438	18,234	66%

	Operating Income by Segment (U.S. dollars in millions)
	Three Months Ended March 31,		Net Change	Operating Margin Three Months Ended March 31,
	2007	2006	2007/2006	2007	2006
Pork and Pork Products
Chilled Pork	$2.48	$0.96	$1.52	8.71%	9.28%
Frozen Pork	1.75	1.44	0.31	8.62%	8.91%
Prepared Pork Products	0.85	0.41	0.44	14.53%	12.54%
Vegetables and Fruits	0.13	0.07	0.06	11.11%	9.72%
Total	$5.21	$2.88	$2.33	9.34%	9.44%

	Production by Segment (in metric tons)
	Three Months Ended March 31,		Net Change	Percentage Change
	2007	2006	2007/2006	2007/2006
Pork and Pork Products
Chilled Pork	23,154	10,003	13,151	131%
Frozen Pork	16,805	15,683	1,122	7%
Prepared Pork Products	3,357	2,301	1,056	46%
Vegetables and Fruits	3,117	1,737	1,380	79%
Total	46,433	29,724	16,709	56%

	Sales by Segment (U.S. dollars in millions)
	Year Ended December 31,		Net Change	Percentage Change
	2006	2005	2006/2005	2006/2005
Pork and Pork Products
Chilled pork	$71.76	$31.50	$40.26	128%
Frozen pork	50.88	33.03	17.85	54%
Prepared pork products	15.44	6.93	8.51	123%
Vegetables and Fruits	5.73	1.94	3.79	195%
Total	$143.81	$73.40	$70.41	96%

	Sales by Segment (in metric tons)
	Year Ended December 31,		Net Change	Percentage Change
	2006	2005	2006/2005	2006/2005
Pork and Pork Products
Chilled pork	59,284	27,546	31,738	115%
Frozen pork	43,785	30,011	13,774	46%
Prepared pork products	9,838	4,747	5,091	107%
Vegetables and Fruits	9,504	2,681	6,823	254%
Total	122,411	64,985	57,426	88%

	Operating Income by Segment (U.S. dollars in millions)
	Year Ended December 31,		Net Change	Operating Margin Year Ended December 31,
	2006	2005	2006/2005	2006	2005
Pork and Pork Products
Chilled pork	$2.65	$3.31	$(0.66)	3.69%	10.51%
Frozen pork	1.52	3.34	(1.82)	2.99%	10.11%
Prepared pork products	1.26	0.60	0.66	8.16%	8.66%
Vegetables and Fruits	0.36	0.23	0.13	6.28%	11.86%
Total	$5.79	$7.48	$(1.69)	4.03%	10.19%

	Production by Segment (in metric tons)
	Year Ended December 31,		Net Change	Percentage Change
	2006	2005	2006/2005	2006/2005
Pork and Pork Products
Chilled pork	59,288	27,599	31,689	115%
Frozen pork	47,219	29,793	17,426	58%
Prepared pork products	9,971	4,763	5,208	109%
Vegetables and Fruits	9,342	2,713	6,629	244%
Total	125,820	64,868	60,952	94%

	Sales by Segment (U.S. dollars in millions)
	Year Ended December 31,		Net Change	Percentage Change
	2005	2004	2005/2004	2005/2004
Pork and Pork Products
Chilled pork	$31.50	$16.98	$14.52	86%
Frozen pork	33.03	22.28	10.75	48%
Prepared pork products	6.93	2.54	4.39	173%
Vegetables and Fruits	1.94	0.99	0.95	96%
Total	$73.40	$42.79	$30.61	72%

	Sales by Segment (in metric tons)
	Year Ended December 31,		Net Change	Percentage Change
	2005	2004	2005/2004	2005/2004
Pork and Pork Products
Chilled pork	27,546	16,046	11,500	72%
Frozen pork	30,011	21,116	8,895	42%
Prepared pork products	4,747	1,751	2,996	171%
Vegetables and Fruits	2,681	1,525	1,156	76%
Total	64,985	40,438	24,547	61%

	Operating Income by Segment (U.S. dollars in millions)
	Year Ended December 31,		Net Change	Operating Margin Year Ended December 31,
	2005	2004	2005/2004	2005	2004
Pork and Pork Products
Chilled pork	$3.31	$1.23	$2.08	10.51%	7.24%
Frozen pork	3.34	1.58	1.76	10.11%	7.09%
Prepared pork products	0.60	0.21	0.39	8.66%	8.27%
Vegetables and Fruits	0.23	0.04	0.19	11.86%	4.04%
Total	$7.48	$3.06	$4.42	10.19%	7.15%

	Production by Segment (in metric tons)
	Year Ended December 31,		Net Change	Percentage Change
	2005	2004	2005/2004	2005/2004
Pork and Pork Products
Chilled pork	27,599	16,114	11,485	71%
Frozen pork	29,793	21,022	8,771	42%
Prepared pork products	4,763	1,780	2,983	168%
Vegetables and Fruits	2,713	1,610	1,103	68%
Total	64,868	40,526	24,342	60%

Additional Operating Data

In assessing our existing operations and planning our future growth and the development of our business, management considers, among other factors, our revenue growth and growth in sales volume by market segment, as well as our sales by distribution channel and geographic market coverage.

The following table sets forth our revenues by sales channel for the three years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007.

	Sales by Distribution Channel (U.S. dollars in millions)
Distribution	Three Months Ended March 31,				Year Ended December 31,
Channel	2007		2006		2004		2005		2006
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Branded stores	$26.11	46.8%	$14.95	49.0%	$20.11	47.0%	$35.23	48.0%	$64.71	45.0%
Food services distributors	10.54	18.9	4.97	16.3	7.66	17.9	12.33	16.8	28.48	19.8
Restaurants and non-commercial	14.28	25.6	7.71	25.3	10.95	25.6	18.35	25.0	38.40	26.7
Export	4.86	8.7	2.87	9.4	4.07	9.5	7.49	10.2	12.22	8.5
Total	$55.79	100.0%	$30.50	100.0%	$42.79	100.0%	$73.40	100.0%	$143.81	100.0%

The following table sets forth information with respect to the average number of products we offered, the average number of stores in our retail network and the number of provinces and cities in the PRC in which we offered and sold our products for each of the three years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007.

	Year Ended December 31,			Three Months Ended
	2004	2005	2006	March 31, 2007
No. of products	125	168	229	235
No. of retail stores	978	2,100	2,721	2,813
Expansion of Market Coverage
No. of Provinces	23	24	24	24
No. of first-tier cities	23	29	29	29
No. of second-tier cities	36	44	75	81
No. of third-tier cities	109	142	226	246

Liquidity and Capital Resources

We have financed our operations over the three years ended December 31, 2006 and the three months ended March 31, 2007 primarily through cash from operating activities and borrowings under our lines of credit with various lending banks in the PRC. In January 2006, we completed a private placement of our Series A convertible preferred stock and common stock purchase warrants and received net proceeds of approximately $23.11 million. At December 31, 2004, 2005 and 2006 and at March 31, 2007 we had cash and cash equivalents of $5.20 million, $10.14 million, $21.69 million and $25.92 million, respectively. During the second and third quarters of fiscal 2007, we received net proceeds of approximately $15,236,145 from the exercise of stock purchase warrants in connection with which we issued an aggregate of 3,329,082 shares of our common stock.

Net cash provided by operating activities was $4.65 million in the three months ended March 31, 2007, $9.46 million in fiscal 2006, $13.08 million in fiscal 2005 and $0.61 million in fiscal 2004. Net cash provided by operating activities in the three months ended March 31, 2007 consisted primarily of net profit of $4.57 million due to increased revenue and an increase of $3.16 million in accounts payable and other payables due to improved payment terms to suppliers. Net cash used in operating activities for the three months ended March 31, 2007 was primarily attributable to an increase of $3.96 million in accounts receivable and other receivable and an increase of $1.39 million in inventory. The increase in both accounts receivable and inventory levels during the period was primarily due to our increased sales. Over the past year, management focused on reducing the average age of our accounts receivable. Our average accounts receivable turnover days decreased from approximately 36 days during the three months ended March 31, 2006 to approximately 25 days during the three months ended March 31, 2007. However, our average inventory turnover days increased from approximately 12 days during the three months ended March 31, 2006 to approximately 20 days during the three months ended March 31, 2007 because we had an unusually small inventory level at December 31, 2005. Net cash provided by operating activities in fiscal 2006 was primarily attributable to the net income of $6.36 million generated in fiscal 2006 and an increase of $8.25 million in accounts payable and other payables due to improved payment terms to suppliers. In addition, due to our failure to have our registration statement filed in April 2006 under the Securities Act of 1933, as amended, declared effective by the Securities and Exchange Commission during fiscal 2006, we accrued $8.35 million of penalty expense, of which $1.04 million was paid by cash and $7.31 million was paid by issuing shares of our common stock and warrants. Net cash used in operating activities in fiscal 2006 was primarily attributable to increases in inventories, accounts receivable and taxes payable in the amounts of $7.73 million, $3.32 million and $1.68 million, respectively. Net cash provided by operating activities in fiscal 2005 consisted primarily of net income of $5.91 million, an increase in accounts payable and accrued liabilities of $7.14 million, and increase in taxes payable of $1.30 million and an increase in the allowance for bad debt of $1.21 million. Cash used in operating activities in fiscal 2005 was primarily due to an increase of $3.79 million in accounts receivable and other receivables. Net cash provided by operating activities in fiscal 2004 consisted primarily of net income of $2.77 million, an improvement of inventory management that generated cash inflow of $1.32 million, an improved payment term that resulted in cash inflow of $1.20 million and an increase in taxes payable of $0.92 million. Cash used in operating activities in fiscal 2004 was primarily due to an increase of $5.33 million in accounts receivable and other receivables.

Net cash used in investing activities was $10.12 million in the three months ended March 31, 2007, $26.28 million in fiscal 2006, $13.23 million in fiscal 2005 and $2.54 million in fiscal 2004. At March 31, 2007, our investment in facility construction in progress increased by approximately $9.53 million as compared to the amount of such investment at December, 31, 2006. During the three months ended March 31, 2007, a total of $0.50 million was invested in the purchase of fixed assets. In addition, we expended an additional $0.09 million for an investment in land use rights during the three months ended March 31, 2007. In fiscal 2006, construction in progress in the amount of $21.96 million for the construction of Zhongpin Industrial Park II was completed and transferred to fixed assets. During fiscal 2006, we invested an additional $17.05 million in construction in progress and expended $1.82 million for the purchase of fixed assets. In addition, we expended $7.40 million for an investment in land use rights during fiscal 2006. During fiscal 2005, we expended $12.70 million for the construction of additional production facilities and production lines. During fiscal 2004, we expended $1.54 million for the purchase of fixed assets.

Net cash provided by financing activities was $9.15 million in the three months ended March 31, 2007, $26.99 million in fiscal 2006, $4.88 million in fiscal 2005 and $0.99 million in fiscal 2004. During the three months ended March 31, 2007, cash provided by financing activities included the net proceeds from short-term loans of $11.72 million. The net cash used in financing activities included the repayment of short-term indebtedness in the aggregate amount of $2.57 million. In fiscal 2006, cash provided by financing activities included net proceeds from the issuance of Series A convertible preferred stock and common stock purchase warrants of $23.11 million and net proceeds of short-term loans of $30.08 million, and the net cash used in financing activities included the repayment of short-term indebtedness in the aggregate amount of $25.23 million, the repayment of long-term indebtedness in the amount of $0.35 million and the repayment of bank overdrafts of $0.62 million. During fiscal 2005 and 2004, we received net proceeds from short-term bank loans of $9.64 million and $2.04 million, respectively.

At March 31, 2007, Henan Zhongpin had short-term bank and governmental loans in the aggregate amount of $33.00 million with a weighted average interest rate per annum of 6.24%, and lines of credit with aggregate credit availability of $122.18 million, as follows:

Bank	Maximum Credit Availability	Amount Borrowed	Interest Rate	Maturity Date
Agriculture Bank of China	$23,273,254	$2,456,621	7.34%	09/10/2007
		2,585,917	7.34	12/25/2007
		905,071	7.34	12/29/2007

Industrial and Commercial Bank of China	25,859,171	1,939,438	5.85%	05/24/2007
		1,939,438	5.85	05/30/2007
		1,939,438	6.12	10/11/2007

China Construction Bank	11,636,627	2,585,917	6.12%	01/10/2008
		2,327,325	6.12	01/17/2009

CITIC Industrial Bank	6,464,793	5,171,834	5.85%	07/16/2007

Agriculture Development Bank of China	62,062,010	3,878,876	5.85%	07/03/2007
		2,585,917	5.85	07/17/2007

Shanghai Pudong Development Bank of China	6,464,793	775,775	6.12%	01/18/2008
		3,878,876	6.39	03/29/2008

Bank of China	10,343,668	-

Commercial Bank of China	5,171,834	-
Guangdong Development Bank	3,878,876	-

City Finance -short-term	-	25,859	0.00%	Extendable
Total	$155,155,026	$32,996,302

Canadian Government Transfer Loan		$1,780,440	*	05/15/2043
Canadian Government Transfer Loan - Current portion		$145,671	6.02%	05/15/2008

City Finance		$133,175	0.00%	None

* 58% of the principal amount of this loan bears interest at the rate of 6.02% per annum and the remaining principal amount of this loan is interest free. All repayments are applied first to the interest-bearing portion of this loan.

Of our outstanding short-term indebtedness at March 31, 2007, $4.65 million aggregate principal amount of loans was secured by our land and plants located in the PRC and $28.32 million aggregate principal amount of loans was guaranteed by Henan Zhongpin Industrial Co., Ltd.

We believe our existing cash and cash equivalents, together with our available lines of credit, will be sufficient to finance our investment in new facilities, operating requirements and anticipated capital expenditures of approximately $2.75 million over the next 12 months. We may, however, determine to sell additional debt or equity securities in fiscal 2007 to raise funds for additional capital projects or strategic acquisitions that will enable us to strengthen our market position and accelerate our growth.

Contractual Commitments

The following table summarizes our contractual obligations at March 31, 2007 and the effect those obligations are expected to have on our liquidity and cash flow in future periods.

		Payments Due by Period (in thousands)
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt obligations	$2,047	$146	$292	$292	$1,317
Capital lease obligations	-	-	-	-	-
Operating lease obligations	721	250	471	-	-
Purchase obligations	-	-	-	-	-
Other obligations	-	-	-	-	-
Total	$2,768	$396	$763	$292	$1,317

Inflation and Seasonality

While demand for our products in general is relatively high before the Chinese New Year in January or February each year and lower thereafter, we do not believe our operations have been materially affected by inflation or seasonality.

Quantitative and Qualitative Disclosures About Market Risk

Disclosures About Market Risk. We may be exposed to changes in financial market conditions in the normal course of business. Market risk generally represents the risk that losses may occur as a result of movements in interest rates and equity prices. We currently do not use financial instruments in the normal course of business that are subject to changes in financial market conditions.

Currency Fluctuations and Foreign Currency Risk. Substantially all of our operations are conducted in the PRC, with the exception of our export business and limited overseas purchases of raw materials. Most of our sales and purchases are conducted within the PRC in Renminbi, which is the official currency of the PRC. As a result, the effect of the fluctuations of exchange rates is considered minimal to our business operations.

Substantially all of our revenues and expenses are denominated in Renminbi. However, we use the United States dollar for financial reporting purposes. Conversion of Renminbi into foreign currencies is regulated by the People’s Bank of China through a unified floating exchange rate system. Although the PRC government has stated its intention to support the value of the Renminbi, there can be no assurance that such exchange rate will not again become volatile or that the Renminbi will not devalue significantly against the U.S. dollar. Exchange rate fluctuations may adversely affect the value, in U.S. dollar terms, of our net assets and income derived from our operations in the PRC.

Interest Rate Risk. We do not have significant interest rate risk, as our debt obligations are primarily short-term in nature, with fixed interest rates.

Credit Risk. We have not experienced significant credit risk, as most of our customers are long-term customers with superior payment records. Our receivables are monitored regularly by our credit managers.

New Accounting Standards

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - an amendment of FASB Statement No. 115.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. We expect the Statement will have no material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R).” This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. We expect the Statement will have no material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. We expect the Statement will have no material impact on our consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This Statement provides an approach to simplify efforts to obtain hedge-like (offset) accounting. This new Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. We expect the Statement will have no material impact on our consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.” The statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Statement is effective for financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. We expect the Statement will have no material impact on our consolidated financial statements.

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.” This position addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event, amending paragraphs 32 and A229 of SFAS No. 123 (revised 2004), “Share-Based Payment.” As we have not traditionally paid compensation through the issuance of equity securities, no impact is expected on our consolidated financial statements.

In October 2005, the FASB issued Staff Position No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.” This position addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. Management believes this position has no application to our company.

BUSINESS

Overview

We are principally engaged in the meat and food processing business in The People’s Republic of China (the “PRC”). Our product line includes over 200 unique meat products, including chilled pork, frozen pork, pig by-products and prepared meats, that are sold on a wholesale basis and on a retail basis through an exclusive network of showcase stores, network stores and supermarket counters under our “Zhongpin” brand. Our eight processing plants, which are located in Henan, Heilongjiang and Sichuan Provinces in the PRC, have a total of 13 production lines with an aggregate processing capacity of approximately 721 metric tons per day, based on an eight-hour working day, or approximately 259,560 metric tons on an annual basis. We also produce and sell vegetables and fruits, and have contracts with more than 120 farms in Henan Province and nearby areas to produce high-quality vegetable varieties and fruits suitable for export purposes. Our products are sold under the “Zhongpin” brand name.

According to an October 2006 report of the United States Department of Agriculture, the PRC is the largest food consuming nation in the world and is the world’s largest pork producer and consumer. The meat and meat processing industry in the PRC is regarded by the central government as a “key” industry and certain participants in the industry, including our company, receive special tax incentives and technology subsidies. According to a market analysis of the fresh and processed meat industry in the PRC published in June 2005 by Access Asia Limited, an independent research organization (“Access Asia”):

•	In 2004, domestic demand for meat and related products in the PRC totaled 72,360,000 metric tons and such demand is expected to reach 100,000,000 metric tons by 2010;

•	The total domestic production value of meat and related products in the PRC in 2004 was US$84 billion and the estimated production value in 2010 is expected to reach US$120 billion;

•	Domestic per capita meat consumption in the PRC was estimated to be approximately 49 kg in 2004 and is expected to increase to 70-80 kg by 2010; and

•	Per capita consumption of meat in urban areas in the PRC is twice the amount of the national average.

At March 31, 2007, our customers included over 17 international or domestic fast food companies in the PRC, over 39 export-registered processing factories and over 1,546 school cafeterias, factory canteens, army posts and national departments. At such date, we also sold directly to over 2,813 retail outlets, including supermarkets, within the PRC.

To differentiate our company from other market incumbents, we also have successfully implemented a unique retail strategy that includes the establishment of a network of showcase stores, branded network stores and supermarket counters that are exclusive retailers of our product lines. At March 31, 2007, we had a total of 105 showcase stores, 885 network stores and 1,823 supermarket counter locations.

We believe we are a market leader in the meat and meat products industry in the PRC and that the principal strengths of our company are as follows:

•	We have a vertically-integrated fresh meat, meat products, fresh produce and fruit supply chain from farming, slaughtering, cutting, processing and wholesaling to retailing;

•	We have a wide distribution network through major areas of the PRC;

•	The “Zhongpin” brand name is well recognized in major areas of the PRC as an established and leading brand;

•	We have advanced production equipment for the packaging of meat and food;

•	Our customers include some of the largest supermarket chains, such as Lianhua Supermarket Group, Carrefour China and Metro (China) Group;

•
We have implemented a comprehensive logistics management program and have an efficient delivery system that, at March 31, 2007, utilized 215 temperature-controlled container trucks and public railway services;

•	Based upon our historical growth rates, we believe our experienced management team, led by our founder and Chairman, Mr. Zhu Xianfu, has the ability to grow and expand our business;

•	We have an emphasis on quality assurance systems;

•	We have a comprehensive brand building strategy and brand equity management;

•	We have an innovative product development program, with approximately 156 new products now under development; and

•
We experienced compound annual revenue growth of 56.15% (cumulative growth of 594%) and compound annual profit growth of 56.77% (cumulative growth of 604%) during the five-year period ended December 31, 2006.

Development of Business

We are a holding company and conduct substantially all of our production, marketing, finance, research and development, and administrative activities through our indirect subsidiaries located in the PRC. In 1993, Changge Meat Factory was established in the PRC as a state-owned meat processing factory from a spin off of a larger state-owned enterprise. In 1997, certain members of our current management team purchased the business in connection with a privatization scheme and restructured the enterprise under the name Changge Zhongpin Food Industry Co., Ltd. as a privately-held entity with six shareholders. In 2000, Changge Zhongpin Food Industry Co., Ltd. changed its corporate name to “Henan Zhongpin Food Share Co., Ltd.” (“Henan Zhongpin”) and, in order to comply with regulations under Chinese law regarding the use of the word “Share” in Henan Zhongpin’s corporate name, Henan Zhongpin Food Co., Ltd. was incorporated as a wholly-owned foreign enterprise (“WOFE”). In 2001, Henan Zhongpin purchased Yanling Meat Factory and established a share-holding subsidiary company, Henan Zhongpin Industry Co., Ltd. In 2004, Henan Zhongpin established a subsidiary company, Henan Zhongpin Imports and Exports Trade Co., Ltd., to conduct its international business operations.

To enable Henan Zhongpin Food Co., Ltd. to raise equity capital from investors outside of the PRC, on July 21, 2005, Henan Zhongpin Food Co., Ltd. established a holding company by incorporating Falcon Link in the British Virgin Islands. On September 15, 2005, Falcon Link acquired all of the equity interests in Henan Zhongpin Food Co., Ltd., which is the controlling shareholder of Henan Zhongpin.

Various regulatory bodies in the PRC have issued regulations restricting foreign investment in domestic enterprises. Pursuant to the “Notice of Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purposes Vehicles,” or SAFE Circular No. 75, issued by the PRC State Administration of Foreign Exchange (“SAFE”) on October 21, 2005, (i) a PRC citizen residing in the PRC (a “PRC Resident”) must register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle (an “SPV”) for the purposes of overseas equity financing (including convertible debts financing); (ii) when a PRC Resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC Resident must register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (iii) when the SPV undergoes a material event outside of the PRC, such as a change in share capital or merger and acquisition, the PRC Resident must, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC Residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

In connection with the formation of Falcon Link, the six individual shareholders of Henan Zhongpin each submitted a registration form to the local SAFE branch and received all required regulatory approvals with respect to his respective ownership interests in the offshore company. Such shareholders are required to file an amendment to such registration if Falcon Link or our company experiences material events, such as changes in share capital, share transfers, mergers and acquisitions or the use of assets in the PRC to guarantee offshore obligations. We believe we and our subsidiaries, and the six individual shareholders of Henan Zhongpin, are in compliance with SAFE Circular No. 75 and all other laws and regulations in the PRC involving the formation of an SPV or the financing of a PRC company by an offshore company controlled by PRC residents.

We were incorporated in the State of Delaware under the name “Strong Technical, Inc.” on February 4, 2003. Prior to March 30, 2005, we had been engaged in the business of supplying skilled workers and engineering professionals (engineers, designers and draftspersons) to businesses on a temporary basis. Our efforts were focused primarily in the petro-chemical, pharmaceutical and nuclear power industries, and the personnel we supplied to our customers were independent contractors to our company.

In early January 2005, Richard Armstrong, our Chairman of the Board, Chief Executive Officer and Chief Financial Officer at that time and reportedly the beneficial owner at that time of 422,642 shares of our common stock, or approximately 84.1% of the outstanding shares of our common stock, retained Scott Neil as a consultant to Mr. Armstrong and his family to explore opportunities to maximize the value of their shares of common stock of our company. Based upon discussions with representatives of prior management of our company in connection with the preparation of this prospectus, we believe Mr. Neil was assigned the task of seeking industry partners or other strategic purchasers for the company as a whole and exploring alternatives for maximizing the value of the Armstrong family ownership of our company, including the possibility of selling control of our company through the sale and transfer of the shares of our common stock beneficially owned by members of the Armstrong family. We have been advised that Mr. Neil was not paid any cash compensation for his consulting efforts, but instead was offered the opportunity to purchase shares of our common stock from Mr. Armstrong’s son, Christopher Armstrong, which shares were at that time registered for resale under the Securities Act under our registration statement on Form SB-2 that was declared effective by the Commission on October 21, 2004. In consideration for his consulting services, on or about January 5, 2005, Mr. Neil purchased 17,257 shares of our common stock from Christopher Armstrong for nominal consideration, of which 15,983 shares were re-sold by Mr. Neil on March 30, 2005 as described below.

In late February 2005, Mr. Neil approached Halter Capital Corporation, a company with which Mr. Armstrong had no prior relationship or dealings (“Halter Capital”), regarding the desire of Mr. Armstrong to raise funds through the sale of his shares of our common stock. In early March 2005, Mr. Neil introduced Mr. Armstrong to Kevin Halter, Jr., the President of Halter Capital. Between the date of such meeting and March 15, 2005, Messrs. Armstrong and Halter reached agreement that Halter Capital would purchase 414,014 of Mr. Armstrong’s shares for an aggregate purchase price of $273,500, and a definitive purchase agreement was executed by Halter Capital, Mr. Armstrong and our company on or about March 15, 2005. During the course of such negotiations, Mr. Armstrong inquired as to whether Halter Capital knew of other potential purchasers for the purchase of additional outstanding shares of our common stock, and Halter Capital introduced Mr. Armstrong to two investors who agreed on or about March 15, 2005 to purchase an aggregate of 84,584 shares of our common stock from Mr. Armstrong and other holders of our common stock. The individual purchasers and sellers of such shares, the number of shares transferred and the amount paid for such shares, are as follows:

Seller	Number of Shares	Aggregate Purchase Price	Purchaser
Heather Roberts	21,217	$500	Patricia Gunter
Brigette McLemore	21,217	500	Richard Coombe
Scott Neil	15,983	274,000	Patricia Gunter
Stacy Gilfry	14,145	500	Richard Coombe
Richard Armstrong(1)	7,355	500	Richard Coombe
Jonathan and Suzanne Rich	2,405	25,000	Patricia Gunter
Don Rogers	1,697	50,000	Patricia Gunter
Christopher Armstrong	565	500	Richard Coombe
	84,584

(1)
Of the 422,642 shares of our common stock owned by Mr. Armstrong on March 30, 2005, 414,014 shares were sold on such date to Halter Capital, 7,355 shares were sold on such date to Richard Coombe and 483 shares were subsequently sold in the open market. We have been advised that Mr. Armstrong has retained ownership of 790 shares.

In determining the respective purchase prices of the shares sold on March 30, 2005 by Mr. Armstrong and the other selling stockholders of our company, Mr. Armstrong, such sellers and the purchasers agreed that an aggregate purchase price of $625,000 would be paid by the purchasers, and that Mr. Armstrong would be able to allocate the proceeds among the sellers in his discretion. Messrs. Armstrong and Neil had previously agreed that in consideration of the consulting services rendered by Mr. Neil to the Armstrong family, Messrs. Armstrong and Neil would share equally in the gross proceeds received by them in any sale of shares of our common stock to a purchaser introduced by Mr. Neil, including Halter Capital. In allocating the proceeds of such sale, Messrs. Armstrong and Neil agreed that Messrs. Armstrong and Neil would each receive $274,000 of the gross proceeds of such sale, Don Rogers and Jonathan Rich, each of whom had participated in the operations of our temporary staffing business at such time, would receive $50,000 and $25,000, respectively, from such proceeds and the four remaining selling stockholders would each receive $500 of such proceeds.

We have been advised by Halter Capital that, at the time it acquired a controlling interest in our company, Halter Capital had no interest in pursuing our then-existing business operations and that it acquired our company with the view of using our company as an acquisition vehicle to acquire an operating company located in the PRC. On March 30, 2005, Halter Capital acquired an 82.4% controlling interest in our company from Mr. Armstrong and on such date we discontinued our operations as a supplier of temporary personnel. In connection with such acquisition, all of our officers and directors at that time, including Mr. Armstrong, resigned as officers and directors of our company, Mr. Halter was elected as a director of our company and as our President and Chief Executive Officer and, pursuant to the purchase agreement relating to such acquisition, we transferred and assigned to Mr. Armstrong all intellectual property rights, customer lists, provider lists and agreements, business methods and goodwill associated with the technical staffing business of our company. Commencing on March 30, 2005, we continued our operations as a public “shell” corporation with no significant revenues or assets as we attempted to develop various business opportunities in the PRC.

In mid-December 2005, Mr. Halter was introduced by Halter Financial Group, L.P., which in turn was introduced by representatives of Pinnacle China Fund, L.P., an institutional investor that was at that time considering an investment in our company, to representatives of Falcon Link, which was in the process of raising capital in the United States and was seeking a public “shell” company with which it could enter into a business combination for the purpose of establishing a publicly-traded holding company in the United States. Between the date of such introduction and January 30, 2006, Mr. Halter negotiated with representatives of Falcon Link, including representatives of TN Capital Equities Ltd., the placement agent for Falcon Link’s private placement in the United States, and Falcon Link’s counsel, regarding the terms of a proposed business combination between our company and Falcon Link.

On January 30, 2006, we acquired all of the outstanding shares of Falcon Link in exchange for the issuance by us of an aggregate of 11,250,005 restricted shares of our common stock to the shareholders of Falcon Link. In connection with such share exchange, all of our officers and directors at that time, including Mr. Halter, resigned as officers and directors of our company, and our current directors were elected to our board and our current executive officers were appointed. In addition, Falcon Link entered into an advisory agreement with HFG International Limited, a Hong Kong corporation affiliated with Halter Financial Group, L.P. (“HFG”), pursuant to which Falcon Link paid HFG a fee in the amount of $350,000 in consideration of advisory and consulting services to be rendered by HFG relating to Falcon Link’s efforts to operate as a U.S. public company. As a result of our share exchange with Falcon Link, which is commonly referred to as a “reverse acquisition,” Falcon Link became our wholly-owned subsidiary and we changed our corporate name to Zhongpin Inc.

Our corporate organizational chart is set forth below.

[1]
Under the laws of the PRC, Henan Zhongpin is required to have at least five individual shareholders to use the word “share” in its corporate name. In connection with the formation of Henan Zhongpin, each of the individual shareholders of Henan Zhongpin (Xianfu Zhu (7.16%), Baoke Ben (0.74%), Shuichi Si (0.53%), Qinghe Wang (0.54%), Chaoyang Liu (0.55%) and Juanjuan Wang (0.47%)) entered into an agreement with Henan Zhongpin Food Co., Ltd., the controlling shareholder of Henan Zhongpin, pursuant to which such individual shareholders irrevocably assigned to Henan Zhongpin Food Co., Ltd. all of the economic benefits to which he is or may be entitled as a shareholder of Henan Zhongpin. As a result of such agreements, Henan Zhongpin Food Co., Ltd., which is a wholly-owned indirect subsidiary of our company, is entitled to 100% of any cash dividends declared and paid by Henan Zhongpin and to vote all outstanding shares of capital stock of Henan Zhongpin in any action by the shareholders of Henan Zhongpin.

In connection with Henan Zhongpin’s formation of Falcon Link in July 2005, Falcon Link’s share exchange with our company on January 30, 2006 and our private placement of Series A convertible preferred stock and warrants on January 31, 2006, we or our subsidiaries were advised by Greenstone Investment & Consultants, Ltd., a financial consulting firm based in the PRC (“Greenstone”), under consulting agreements entered into by Henan Zhongpin and Greenstone in April 2005. Pursuant to the terms of such agreements, we paid Greenstone consulting fees of $100,000 in each of 2005 and 2006 and a consulting fee of $414,000 in connection with the consummation of our January 2006 private placement and the acquisition of Falcon Link by our publicly-held “shell” corporation.

Available Information

We maintain corporate websites with the addresses www.zhongpin.com (Chinese language) and www.zpfood.com (English language). We have not incorporated by reference into this prospectus the information on any of our websites and you should not consider any of such information to be a part of this document. Our website addresses are included in this document for reference only. We make available free of charge through our English language corporate website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, through a link to the EDGAR database, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission.

Industry Overview

The Meat Industry in the PRC. According to an October 2006 report of the United States Department of Agriculture, the market for pork in the PRC is the largest in the world, accounting for approximately 53% of global production and consumption. In value terms, the PRC’s overall meat industry is the second largest sector in the country’s entire retail food market basket. Historically, the vast majority of meat sales in the PRC have taken place in free wet markets, most of which are to be found in open-air markets or on streets. These markets provide a venue through which the customer can buy live poultry or freshly slaughtered meat produce direct from local farmers. However, as a result of new hygiene regulations that were introduced by the Chinese government in 1995, governmental agencies recently have encouraged the replacement of open air markets by supermarkets and convenience stores, and the market share of open air markets has continued to decline. We believe this trend will favorably impact our wholesale business and will add additional customers for the network of showcase stores, branded network stores and supermarket counters that retail our products on an exclusive basis.

The meat industry in the PRC is characterized by fragmentation, sanitation and hygiene issues, as well as social demographic trends. The meat industry is highly fragmented, and supply is extremely localized with limited distribution capability. The PRC’s vast geography and under-developed transport infrastructure have made it difficult to create national or even regional level competition in the industry and thus, there are no genuine market leaders.

According to a market analysis of the fresh and processed meat industry in the PRC prepared in June 2005 by Access Asia,

•	In 2004, the meat sector (fresh, frozen and processed) made up 13.23% of the total value of the PRC’s retail food market basket, a proportion that has remained relatively constant;

•	The total retail value of the PRC’s fresh meat sector was approximately RMB313.33 billion (US$37.86 billion) in 2004; and

•
The fresh meat sector continues to dominate the total meat and meat products market in the PRC, which registered a value of RMB334.96 billion (US$40.47 billion) in 2004. Social and demographic trends have dictated a switching of consumer preference from processed meat in the earlier decades to a growing demand for frozen and fresh/chilled meat.

According to Access Asia, factors that initiated this structural change include:

•
Increasing demand and ownership in the PRC of household appliances, especially refrigerators and microwave ovens. By the early 1990’s, the penetration rate for household ownership of refrigerators was close to 100% in many major cities, depending on the economic prosperity of the region.

•
Improvements in hygiene and sanitation, and the establishment of the cold chain infrastructure, in the PRC have elongated the wholesale and retail process. The cold chain infrastructure refers to the complex network of processes and services used to transport and preserve edible products in a controlled temperature environment. Modern preparation and storage methods in the PRC have resulted in longer life cycles for frozen and fresh/chilled meat products. Superior taste and nutrition, aided by the cold chain infrastructure have allowed fresh/chilled and frozen meat products to become preferences for today’s consumers in the PRC, at the expense of highly processed meat products.

•
Increases in per capita income in the PRC, as well as a proportionate share of such increase spent on food. In the PRC, roughly one-third of every new dollar of income is spent on food, and meat is a major target for much of the new spending.

•
The PRC’s new middle class, defined as those with annual incomes of at least 40,000 RMB (US$5,000), numbered approximately 60 million people in 2002 and, according to Access Asia, is expected to climb sharply to 160 million by 2010.

There are no governmental restrictions on the ability of foreign entities to enter the meat and food processing business in the PRC, which has been designated an encouraged industry for foreign investment.

The Retail Meat Market. According to Access Asia, total volume sales of fresh and processed meat and meat products in the PRC increased to 25.69 million tons (23.30 million metric tons) in 2004, which represented an increase of approximately 46.74% from 1998 sales levels. Access Asia also reported that, as the market matures, total growth is expected to continue its slowdown, eventually settling at approximately 5-6% per annum in volume terms. Consumption volumes are likely to increase as more consumers reach a standard of living that enables them to eat meat and meat products at home on a more frequent basis.

According to Access Asia, in 2004, the meat and meat products sector in the PRC accounted for 13.23% of the national retail food market basket in terms of value, which was second only to the vegetable sector. Prior to the economic reforms that commenced in the PRC in 1978, meat was traditionally eaten in the PRC only when money could allow, or on special occasions. As a result, as recently as 25 years ago, regular meat consumption was out of the reach of approximately 200 million people living under the absolute poverty line. The introduction of economic reforms in the PRC in the late 1970s has allowed the number of citizens living under absolute poverty levels to decline to less than 50 million individuals. This has enabled more consumers to enjoy meat on a regular basis. In the cities, most consumers can afford to eat meat at any time without regard to cost.

As a result, not only are more people buying fresh meat in the PRC, but there also is increasing demand for a wider range of processed meat products. The market has quickly evolved to meet this demand, helped by the emergence and spread of efficiently managed grocery and retail chains - notably supermarkets, convenience stores and hypermarkets.

The retail market for fresh and processed meat and meat products in the PRC has grown strongly over the past ten years due, primarily, to the following key factors:

•
Increased consumer spending power, which has lead to raised consumer aspirations and the ability of consumers to make more frequent purchases of fresh and processed meat and meat products, as well as purchases of more expensive products;

•	Rationalization and consolidation of the PRC’s domestic industry has improved industry productivity and profitability, and has raised the level of market supply;

•	Development of more integrated distribution systems and infrastructure throughout the PRC, which has lead to better distribution around the country from manufacturer to retailer; and

•
Increased market penetration of more organized retail outlets with chilled and frozen produce display cabinets which, in turn, has created a larger overall outlet for fresh and processed meat and meat products.

These factors have led not only to increased consumer demand, but also to improvements in the ability of meat processors and distributors to get their products to consumers in fresher condition. The meat processors also have helped to increase demand by improving the variety of products they are able to supply.

Business Strategy

Our long-term business strategy is to establish our company as the leading provider of meats and fresh foods in the PRC. Our goal is to increase our market presence and to provide our customers with the highest quality, freshest, healthiest, most nutritious and safest meat and food products. The key elements of our growth strategy include the following:

Increase our brand recognition. We believe sustainable growth can best be achieved through a recognizable brand name, and we are focused on building the best nationally-known brand name in the food business in the PRC. We intend to invest heavily in building our “Zhongpin” brand as a unique identity and to position our brand platform to create the perception and image of “health, nutrition, freshness and quality” in the minds of our customers.

We intend to build our brand by building a comprehensive brand awareness program that will focus on advertising and promotion, pricing strategies, distribution channels and packaging design and functionality. In addition, in order to differentiate the quality of our products from those of our competitors and to help foster strong brand recognition with consumers, we have supplemented our wholesale distribution channels by establishing and implementing a network of specialty, high-end boutique grocery stores to showcase our meat, vegetable and fruit products. At March 31, 2007, we had 105 showcase stores, 885 network stores and 1,823 “Zhongpin” supermarket counters. We believe our retail stores will help create additional brand awareness that will benefit our wholesale customers and will showcase all of our products in a manner that will provide the consumer with a broader view of our strategies and goals.

Expand our market presence. In the PRC, the pork industry is highly fragmented and supply is extremely localized with limited distribution capability. The vast geography and under-developed transportation infrastructure in the PRC have made it difficult to create national or even regional competition in the meat and fresh foods industry, and no genuine market leaders have emerged.

We regard our logistics capabilities as the keystone to our growth strategy and believe our comprehensive plan for logistics management, which includes the integration and coordination of our transportation, warehouse management and inventory control systems, as well as the integration of our marketing and manufacturing efforts, will enable us to accelerate our growth by expanding our operations across the PRC and internationally. At March 31, 2007, we operated sales offices and warehouses in over 50 cities in the PRC, including Shanghai, Beijing, Guangzhou, Zhengzhou, Wuhan and Xi’an. We plan to expand our network of sales offices and warehouses in up to 14 additional cities in the PRC by the end of 2007, and are targeting cities with over 1,000,000 residents, annual per capita income exceeding 10,000 RMB ($1,245) and good infrastructure, including transportation, telecommunications and a positive commercial environment.

We may also pursue an acquisition strategy to increase the number or type of products we offer, increase our manufacturing or production capabilities, acquire animal or agricultural farms to strengthen our sources of supply, or broaden our geographic reach and our ability to sell and distribute products in domestic and overseas regions in which we do not currently transact business. We believe the industry in which we operate is highly fragmented and that significant opportunities are available to a business that can consolidate production and sales capabilities and the resources of a number of existing producers in the fresh meat and produce markets, including the cost savings that are inherent in a vertically integrated business. In June 2007, we completed the acquisition of the assets of Deyang East China Food Company Limited, including a chilled and frozen pork processing facility in Sichuan Province with an annual production capacity of approximately 45,000 metric tons. The purchase price for the assets acquired was approximately $6.6 million.

Expand our product lines. At March 31, 2007, our product line included over 200 unique meat products and over 20 different categories of vegetables and fresh fruits. In 2000, we established a research and development center to help us develop new processing technologies and food products. We also work with 21 unaffiliated scientists and experts who act as our outside technical consultants in the development of new processes and products. Our strategic planning and marketing departments also conduct market studies, seek to spot developing trends in the meat and fresh foods industries and evaluate the ever-changing consumer consumption patterns in the PRC. We intend to strengthen our market position and accelerate our growth by introducing new lines of low temperature meat products with a view to maintaining customer interest and creating new demand. We also believe the introduction of new products will broaden our product range and make it more difficult for new competitors to enter the market or to attain significant sales or market share upon entry into the market. At March 31, 2007, we had approximately 142 new products under development.

Maintain our technological superiority. We have pursued an integrated approach in designing our operations and have formulated a strategy to address the current issues in the meat and fresh foods industry in the PRC, such as hygiene, sanitation and distribution capability, that have hindered the development of national brands by the larger incumbents in the industry. We have purchased state-of-the-art equipment and installed production lines with the most current technology in our processing plants. In addition, our advanced information technology capability furnishes management with real time information flow that enables all of our functional departments, including marketing, sales, strategic planning, logistics management, procurement, retail, trading and export, to exploit and utilize timely information on pricing, demand, transportation and inventory levels. We believe our logistics management capabilities also provide us a competitive advantage by allowing us to implement significant modifications in our logistics systems on a quick response basis. With feedback from our marketing and sales teams, procurement department and strategic planning group, we can modify our systems in response to changes in the marketplace, competition, government regulations and technology, such as the use of bar codes and electronic interchange to enhance the speed and accuracy of information.

Our Products

Our Pork Products. The chilled and frozen pork products we produce are sold as various cuts of meat, such as the shoulder, the ribs, the loin or the leg. Other parts of the pig, such as the head, ears, trotters and internal organs, have a ready market in the PRC and are also distributed and sold by us.

The pork products produced by our abattoirs are sold to a wide variety of customers, such as meat and food distributors, wholesalers and importers, food and food processing companies and markets and supermarkets. Our pork products are distributed and sold locally in the domestic market and also are exported.

Chilled Pork. In our production of chilled pork, meat is chilled but not frozen at a temperature of between 32o F (0oC) and 39.2 oF (4oC), immediately after it is cut and packed, and thereafter maintained at that temperature during storage or transportation. This serves to preserve the freshness and quality of the meat. Chilled pork will usually have to be consumed within one week from the time of slaughter.

While chilled pork generally is more costly than frozen pork, our market research indicates a trend among customers toward chilled pork and away from frozen pork. Most of the chilled pork we produce is distributed and sold to domestic customers who comprise mainly fresh food distributors and wholesalers, markets and supermarkets located within a 500 km delivery radius of our processing facilities.

Frozen Pork. In the production of our frozen pork, the meat is frozen at -31oF (-35oC) to -40oF (-40oC) for 48 hours, after which it is stored or transported at a constant temperature of between -0.4 oF (-18oC) to -13oF (-25oC). Generally, frozen pork can be kept for about six months from the time of slaughter. Frozen pork is cheaper relative to chilled pork at the retail level. Food and food processing companies usually require frozen pork in their production of processed meats such as luncheon meat and canned, stewed meat. In the PRC, most of the pork sold in markets, supermarkets and restaurants is frozen. The domestic customers for our frozen pork include food processing companies and food distributors.

Pig By-Products & Variety Meats. Pig heads, ears and trotters and the internal organs, such as the kidneys, livers, stomachs and intestines, are commonly used in Chinese cuisine and therefore have a ready market. We usually sell these by-products and variety meats to domestic customers. These items are also sold to food processing companies to be used as raw materials for other meat and meat-based products.

Prepared Meats. We also produce a line of prepared meats, such as sausages, hams and Chinese cured hams, that includes more than 140 items that are marketed under our “Zhongpin” brand.

Our Fruit and Vegetable Products. We contract with more than 120 farms in Henan Province and nearby areas to produce high quality vegetable varieties and fruits suitable for export purposes. We have contracted with farms close in proximity to our operations to ensure freshness from harvest to processing. The farms are relatively small, ranging in size from 24.7 acres to 123.5 acres (10-50 hectares), with the largest being approximately 1,358.5 acres (550 hectares). We contract to grow more than 20 categories of vegetables and fruit, including asparagus, sweet corn, broccoli, mushrooms, lima beans, strawberries and capsicum. In recent years, we have worked closely with the Henan Academy of Agricultural Sciences in the PRC to improve the yield and quality of crops.

Since 2001, we have been contracting with farms to produce selected vegetables and fruits. Our technicians are sent to candidate farms to test the soil and water quality and to evaluate local climatic conditions. Vegetables and fruit grown at the candidate farms are evaluated in our laboratories. If the quality of the farm products meets our standards, we enter into a contract with the farm for the purchase of a stated minimum amount of products. Seeds, fertilizer and pesticides are generally provided by us to the contracted farm at wholesale prices. During the growing season, the vegetables or fruit at the contracted farms are monitored and tested. At harvest, produce is tested and purchased based on product criteria stated in the contract.

Manufacturing and Production

For each of the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007 substantially all of our assets, including all of our material assets, were located in the PRC.

We own and operate four abattoirs, one in Changge City, Henan Province one in Yanling, Henan Province, one in Zhumadian City, Henan Province and one in Cangshan County, Sichuan Province, and we lease and operate an additional abattoir in Hailun City, Heilongjiang Province, to carry out the business of slaughtering pigs and the production and sale of chilled and frozen pork products. Our facilities include eight processing plants, with a total of 13 production lines. Our current total production capacity for chilled pork and frozen pork is 651 metric tons per day, based on an eight-hour working day, or approximately 234,360 metric tons on an annual basis. We also have production capacity for prepared meats of 70 metric tons per eight-hour day (or approximately 25,200 metric tons on an annual basis) and for fruits and vegetables of 35 metric tons per eight-hour day (or approximately 12,600 metric tons on an annual basis). We utilize state-of-the-art equipment in all of our abattoirs and processing facilities.

We plan to increase our production capacity as follows:

•
We plan to invest approximately $13.5 million to construct a new facility in northern Henan Province with a production capacity of 175 metric tons per eight-hour working day, or approximately 63,000 metric tons on an annual basis. Approximately 60% of the production capacity will be designed for the production of chilled pork and approximately 40% will be designed for the production of frozen pork. We plan to put this new plant into operation in the third quarter of fiscal 2007.

•
We plan to invest approximately $14.5 million to construct a new facility in western Henan Province with a production capacity of 195 metric tons per eight-hour working day, or approximately 70,000 metric tons on an annual basis. Approximately 60% of the production capacity will be designed for the production of chilled pork and approximately 40% will be designed for the production of frozen pork. We plan to put this new plant into operation in early 2008.

•
We plan to invest approximately $15 million to construct a new production facility in eastern Henan Province. This facility is designed with a production capacity for chilled and frozen pork of 222 metric tons per eight-hour working day, or approximately 80,000 metric tons on an annual basis, of which 75% of production capacity is designed for the production of chilled pork and 25% for the production of frozen pork. We plan to put this new plant into operation in the second quarter of fiscal 2008.

To supplement our existing production capacity, we purchase chilled and frozen pork from third party suppliers. During the three months ended March 31, 2007, we supplemented our production by an average production capacity by approximately 167 metric tons per day, based on an eight-hour working day, which equates to approximately 60,120 metric tons on an annual basis. During such period, we also used OEM relationships to supplement our production of fruits and vegetables by an average production capacity of eight metric tons per eight-hour working day, which equates to approximately 2,880 metric tons on an annual basis.

We procure pigs from local pig farms and breeders located in the vicinity of Changge City, Henan Province for our abattoirs located in Central Henan Province and from local pig farms and breeders located in the vicinity of Zhumadian City for our abattoir located in southern Henan Province. In addition, we procure pigs from local pig farms and breeders located in the vicinity of Hailun City, Heilongjiang Province for our leased facility in Heilongjiang Province. All the pigs we purchase for slaughtering in our abattoirs must have all the health certificates issued by the relevant authorities in the PRC to ensure that the pigs have been under strict and consistent supervision during the rearing period and are in good health when they are purchased by us. In addition, the pigs slaughtered in our abattoirs are also subject to inspections by our own team of certified veterinarians.

Production of Chilled and Frozen Pork Products. Our veterinarians ensure that only healthy pigs are slaughtered at our abattoirs. We maintain all of the required licenses and certificates from the relevant central and local government authorities with regard to our pork production business. In May 2002, we were awarded ISO 9001 certification that covers our production, research and development and sales activities. The ISO 9001 certification indicates that our abattoirs and pork production operations comply with international standards of quality assurance established by the International Organization of Standardization. All of our production lines have also passed HACCP (Hazard Analysis and Critical Control Point) under GMP (Good Manufacturing Practice) and SSOP (Sanitation Standard Operating Procedure in the PRC).

When pigs arrive at the abattoirs, our certified veterinarians, together with the local Animal Husbandry Department inspectors, conduct a physical inspection of the pigs to ascertain whether they are fit for human consumption. Blood and urine samples are obtained from a random sample of pigs which are tested for disease. The pigs are then weighed and are quarantined for approximately 24 hours, during which time only water is provided to the pigs.

After the quarantine period has passed, we conduct another physical inspection of the pigs. This physical inspection is conducted jointly with the inspectors from the Animal Husbandry Department. Pigs that are found fit for human consumption will be slaughtered while those found to be deficient are immediately culled. We shower the pigs with water before and after slaughter to clean them. Instruments used for slaughtering and cutting up the carcasses are sterilized several times a day.

Quality control checks are conducted at all production stages to detect and remove meat that is spoiled or has been infected by bacteria. The appearance of the skin, internal organs and the meat itself is subject to physical observation and laboratory testing to see if the pig is diseased. Every pig that is slaughtered in our abattoirs is assigned a serial number so that a trace can be run on any processed pig. All of these quality control checks are conducted by our veterinarians and quality control staff.

A high level of hygiene is maintained at our abattoirs. All staff and visitors who enter the abattoirs must first put on protective clothing and be sterilized with disinfectant. All packaging materials used for meat also must be sterilized.

At March 31, 2007, a total of 128 employees worked in our quality assurance program, of which 22 were quality control engineers and 106 were staff. The quality control laboratory meets and exceeds all standards set by the authorities and relevant agencies in the PRC.

Storage and Transportation of Pork Products. The pork products from freshly slaughtered pigs at our abattoirs are blast frozen after slaughtering to prevent deterioration of the meat caused by bacteria or chemical changes. Frozen meat is stored in cold storage facilities at a temperature of between-9.4oF (-23oC) and -0.4oF (-18oC) for 24 hours before being transported. Chilled meat is chilled to between 32oF (0oC) and 39.2oF (4oC) before being transported to customers. The chilled and frozen pork is maintained within the requisite temperature ranges during subsequent handling, transportation and distribution to retain freshness and to prevent deterioration of the meat.

Sales, Marketing and Distribution

Our key customers are principally supermarkets and large retailers in the PRC. For the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, sales to our five largest customers amounted in the aggregate to approximately $11.1 million, $15.5 million, $28.76 million and $11.72 million, respectively, accounting for approximately 26%, 22%, 20% and 21%, respectively, of our total revenue. For the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, no customer accounted for 10% or more of our consolidated revenues. No material amount of our business is dependent on government contracts.

Sales volume for the meat industry typically increases during the period leading to the one-week celebration of the Chinese Spring Festival, which usually takes place in early February. In general, demand for pork tends to be the greatest during the first quarter of the year due to the tendency of consumers to eat greater amounts of meat during the Spring Festival and the colder period of the year. The third quarter typically is the slower season for the industry due to the slight drop in meat consumption during the hot summer months. In general, we do not expect a material seasonal impact on our revenues.

We have sales offices and warehouses in 50 cities in the PRC, extending from Henan Province, in which our headquarters is located, to South China, East China, North China and the South midland of the PRC. We plan to further expand our network of sales offices and warehouses in 14 other cities in the PRC by the end of 2007 in order to meet consumer demand.

We market our pork products through a sales team and a network of agents in 24 provinces, including four cities with special legal status, throughout the PRC. The sales team is responsible for securing orders for our pork products, maintaining and building relationships with existing customers and for securing new customers. Our sales team is also involved in identifying new markets in line with the existing customer base and our geographical expansion plans.

Our sales teams travel to major cities in the PRC, such as Shanghai, Beijing, Wuhan and Zhengzhou, to market and sell our pork products to wholesale markets and selected retail chains in those cities. We usually transport pork products by refrigerated trucks. Railroads are used for transporting pork products to those cities that are located at a distance from our operations centers in Changge City and Zhumadian City in Henan Province and our leased facility in Hailun City in Heilongjiang Province.

In addition, our sales teams travel and market pork products, vegetables and fruits to potential customers in Europe, Russia, Hong Kong and selected countries in Asia and South Africa. During the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, we exported approximately 2,588 tons (2,630 metric tons), 4,011 tons (4,076 metric tons), 5,031 tons (5,111 metric tons) and 3,240 tons (3,292 metric tons), respectively, of pork products, and 846 tons (860 metric tons), 1,102 tons (1,120 metric tons), 4,653 tons (4,727 metric tons) and 1,828 tons (1,857 metric tons), respectively, of vegetables and fruits.

The following table sets forth for the three years ended December 31, 2006 the amount and percentage of our revenues derived from our sales of products to customers located in the United States, the PRC and all foreign countries other than the PRC based upon the locations to which our products were shipped.

	Three Months Ended		Year Ended December 31,
	March 31, 2007		2006		2005		2004
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(U.S. dollars in millions)
The People’s Republic of China	$50.89	91.2%	$131.59	91.5%	$65.91	89.8%	$38.72	90.5%
Other foreign countries	4.90	8.8	12.22	8.5	7.49	10.2	4.07	9.5
United States of America	—	—	—	—	—	—	—	—
Totals	$55.79	100.0%	$143.81	100.0%	$73.40	100.0%	$42.79	100.0%

We also sell directly to selected chains and independent resellers. Some of the major selection criteria we employ to screen resellers are as follows:

•	Market potential of the reseller’s location;

•	Competitiveness of the local market;

•	Location and coverage;

•	Traffic density; and

•	Credibility of the operator and market development capacity.

Retail Operations

We have successfully established a unique, vertically-integrated fresh meat and meat products supply chain from farming, slaughtering, cutting, processing and wholesaling to retailing via an exclusive network of showcase stores, network stores and supermarket brand counters. We believe our unique business model differentiates our company from other major national meat and meat products producers in the PRC. We have supplemented our wholesale channels by establishing a unique retail network to establish a second sales channel while minimizing channel conflict. We believe that by broadening awareness of our entire product line, our retail stores will help drive the revenues of all of our business lines, including the revenues of the retailers that are wholesaling portions of our product line.

Our advertising also generally promotes our brands rather than a particular store, in an effort to drive business to every retailer that carries our products and not just to our network of retail stores. The Company’s marketing goals are not designed to take business from the supermarkets or other partners of our company, but to increase the overall number of buyers of our branded products.

Showcase Stores. Based on market research and evolving consumption trends, we have taken a customer-driven marketing approach and have focused on a core customer segment that consists of the new middle class in the PRC, which generally includes the rapidly increasing number of middle class households with annual income above RMB40,000 (U.S.$5,000). We believe this consumer segment has disposable income and a willingness to spend on quality goods and services. A study conducted by MasterCard International concluded the middle-class segment of the PRC numbered approximately 60 million people in 2002 and is expected to climb sharply to 160 million people by 2010. As a result, we are pursuing a first-mover advantage and have developed the concept of high-end specialty boutique grocery chain stores to offer our products and other merchandise for the convenience of a typical two-income, middle-class family that shops daily after work.

The showcase stores are designed to highlight all of our products, as well as to provide customers with a broad view of our strategies and goals. At March 31, 2007, there were 105 showcase stores, most of which were located at “Main & Main” locations in major cities within Henan Province. The showcase stores are owned and operated by independent operators, but share the same design and physical layout, and are managed in accordance with our operating procedures. All employees of these stores are required to undergo our vigorous three-month training program. In addition, we establish the merchandising and pricing policies of these stores. On average, approximately 85% of all revenues generated in these stores are derived from sales of our products.

Network Stores. In addition to the showcase stores, we sell products through network stores that are owned and operated by independent operators. At March 31, 2007, there were 885 network stores that were generally located in the larger cities in Henan Province and adjoining provinces. We provide the operators of the network stores standardized physical designs and layouts for each store, and the operators of the network stores manage the business following our management guidelines and pricing policies. Each store has the right to use “Zhongpin” logos and brands. On average, approximately 70% of the revenues generated from such stores are derived from the sale of our branded products.

Zhongpin Supermarket Counters. We also have established “Zhongpin” supermarket counters in supermarkets and local markets. At March 31, 2007, there were 1,823 Zhongpin supermarket counters. The counters are exclusive purveyors of our meats and meat products. These counters are owned and operated by the supermarkets and local markets. A majority of the “Zhongpin” counters at supermarkets use our standardized physical design and layout in addition to related rules and guidelines provided by the supermarket partners.

Research and Development

Research and development continues to be a significant component of our strategy to extend our existing brands and product lines and expand into new branded items and product lines. In 1999, Henan Zhongpin founded Zhongpin Technology Research and Development Center, a food research institute in Changge City, Henan Province. In 2000, Henan Zhongpin established a technology center, which has evolved into the technical research center for the entire meat industry in Henan Province. At March 31, 2007, the research center employed 56 scientists and technicians. The mission of the research center is to develop new processing technologies and food products. In addition, our product development team works with the China Meat Processing Research Center, the premier research institute for meat processing technology in the PRC, and we have jointly established a research center in Beijing. We also work with scientists and researchers from Beijing University, China Agricultural University, the Chinese Academy of Agricultural Science, Henan Agricultural University and other universities to develop production technologies and innovative meat products. At March 31, 2007, we had relationships with 21 scientists and experts who act as our outside technical consultants.

The meat and meat processing industry in the PRC is regarded by the central government as a “key” industry and certain participants in the industry, including our company, receive special technology subsidies and research grants for undertaking “technologies plan projects” for the government. To receive these subsidies and grants, the recipients must complete the research and development objectives assigned by the government, and all funds must be used to pay project-related costs, such as training fees, laboratory costs or the costs of importing technology. As a qualified company, we are undertaking research and development projects for both the central government and the Henan provincial government.

During 2006 an the three months ended March 31, 2007, we launched over 31 new products that were developed in our technology center and, at March 31, 2007, we had approximately 142 new products under development. Our expenditures for research and development for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007 were approximately $435,000, $723,000, $1,057,000 and $385,000, respectively.

Intellectual Property

We regard brand positioning as the core of our competitive strategy. Since the ultimate aim of our business strategy is to satisfy the customer, gaining a valued position in the minds of customers is of paramount importance. Our branding process seeks to create a unique identity and to properly position our brand platform. We intend to position our “Zhongpin” brand, and to protect our brand identity, in order to create the perception and image of “health, nutrition, freshness and quality” in the minds of our customers.

We have registered our “Zhongpin” trademark in the PRC, Australia, Belgium, France, Germany, Holland, Japan, Luxemburg, Russia, Singapore, South Korea, Spain and the United Kingdom. We have applied, or are in the process of applying, to register this mark in a number of other significant jurisdictions around the world, including the United States, Canada and the Philippines.

We believe we have the right to use our “Zhongpin” trademark for the product categories for which it is currently used. However, there can be no assurance that any application we make to register such mark, or any other tradename or trademark we may seek to register, will be approved and/or that the right to the use of any such trademarks outside of their respective current areas of usage will not be claimed by others. If trademarks are issued, there can be no assurance as to the extent of the protection that will be granted to us as a result of having such trademarks or that we will be able to afford the expenses of any complex litigation that may be necessary to enforce our trademark rights. Our failure to enforce successfully our trademark rights may have a material adverse impact on our business.

We also may seek to register our “Zhongpin” trademark, or any other tradenames or trademarks we may develop, in certain jurisdictions as a protective measure against the unauthorized use or registration of such marks by third parties that are not affiliated with our company. For example, while we have not in the past either directly or indirectly through our affiliates or, to our knowledge, indirectly through unaffiliated third-party distributors marketed or sold any of our products in North Korea, and we have no intention or plans to do so in the future, we took steps to register our “Zhongpin” mark in North Korea to protect against the use of such mark by unauthorized third parties. While such application for registration has been withdrawn, we may take similar steps to protect our marks and other intellectual property against unauthorized appropriation in other jurisdictions.

Competition

The production and sale of meat and food products in the PRC and internationally are highly competitive. There are numerous producers of processed meat products in the PRC, a number of which market their products under different brand names. We believe most of these producers have only one or two lines of production facilities and sell their products primarily in the areas surrounding their facilities. Due to the lack of logistics capabilities, we believe there are no national market leaders in the meat industry in the PRC. As a result, our products compete with different brands in different areas of the PRC. A number of our competitors, including Henan Shuanghui (Shineway) Food Co., Ltd., Yurun Food Group Limited and People’s Food Holdings Limited, have greater resources, own or control more processing plants and equipment, or offer a larger product line than we do. In addition, a number of the world’s largest food processing companies have recently established joint ventures with food manufacturers or producers in the PRC, and we expect competition from these ventures to increase in the future.

We believe all food segments in the PRC compete on the basis of price, product quality, brand identification and customer service. Through our aggressive marketing and strong quality assurance programs, our competitive strategy is to provide a higher quality of products that possess strong brand recognition, which will in turn support higher value perceptions from customers.

Government Regulation

The PRC government is actively promulgating a plan for “safe meat” and is expected to raise the proportion of slaughtering automation to over 70% of all meat and actively enforce authorized slaughtering and quarantine. Special grants, subsidized financing, preferential tax policies, governmental funding and other subsidies are provided to enterprises in order to acquire state of the art technology and equipment in meat processing. Such government incentives provide competitive advantages and opportunities to well-performing companies because such policies work to raise the bar for entering the industry and to eliminate inefficient companies in the industry. We expect such government support for the processing of agricultural products to continue for a number of years in the foreseeable future. However, the determination as to whether we can continue to benefit from such government programs in the future will depend on how the government administers its incentive programs and how well we perform. If we maintain the current trend in our performance, it is possible we may obtain further government support through such incentive programs.

The 10th Five-Year Development Programming of the China Meat Industry, promulgated in 2001, set the following guidelines:

•
Encourage comprehensive improvements in automation of abattoirs in “First-Tier” and “Second-Tier” cities and key provinces to improve the sanitary condition and the safety of meat products consumption. In the PRC, First-Tier cities refer to provincial capitals, municipalities directly under the Central Government (such as Beijing, Shanghai, Tianjin, and Chongqing), and municipalities directly linked with the Central Government in taxation (i.e., such cities do not need to send revenues to the provincial government) (such as Shenzhen, Ningbo, Qingdao, Dalian and Xiamen), whereas Second-Tier cities refer to cities with a population above 500,000, not including First-Tier cities.

•	Develop efficient scale production of pork, beef, mutton, poultry and eggs;

•	Develop processed meat and poultry products, with emphasis on chilled fresh meat, packaged meat and ready-to-eat meat products;

•	Encourage consolidation of fragmented producers and distributors to form scale enterprises;

•	Foster quality brands and modern chain distribution networks with emphasis on developing cold storage chains;

•	Support the development of a competitive and quality domestic market; and

•	Develop exports to international markets.

Employees

As of March 31, 2007, we employed 2,955 employees, of whom 2,054 were operating personnel, 591 were sales personnel, 56 were research and development personnel and 234 were administrative personnel. We are not subject to any collective bargaining agreement and we believe our relationship with our employees is good.

Properties

The following table sets forth certain information relating to our corporate offices and other facilities.

Location	Approximate Square Feet	Ownership Status	Principal Uses
21 Changshe Road Changge City, Henan Province	23,328	Owned	Corporate headquarters

21 Changshe Road Changge City, Henan Province	258,120	Owned	Meat products processing plant

South Part, Changxin Road Changge City, Henan Province	776,520	Owned	Meat, fruit and vegetable products processing plant

21 Changshe Road Changge City, Henan Province	118,800	Owned	Logistic center and warehouse

South of National Road 311 Yanling, Henan Province	161,740	Owned	Meat products processing plant

No. 8 North Ring Road Hailun City, Heilongjiang Province	65,870	Leased(1)	Meat products processing plant

17 Luogui Road, Cangshan County Zhongjiang City, Sichuan Province	60,996	Owned	Meat products processing plant

Industrial Park Suiping City, Henan Province	163,170	Owned	Meat products processing plant

(1)
This facility is leased pursuant to a three-year lease that expires in November 2009 and provides for aggregate rental payments of 1,900,000 RMB ($251,116.75) for the first year and 2,100,000 RMB ($266,497.46) per year for the second and third years of the lease term.

Each of the foregoing properties is in good condition and is occupied solely by our subsidiaries.

In the opinion of management, all of our properties are adequately covered by insurance.

Legal Proceedings

Neither our company nor any of our subsidiaries is a party to any legal proceedings that, individually or in the aggregate, are material to our company as a whole.

MANAGEMENT

Management and Board of Directors

Our current members of the Board of Directors and executive officers are listed below.

Name	Age	Company Title
Xianfu Zhu	43	Chairman of the Board, Chief Executive Officer and President

Baoke Ben	43	Executive Vice President, Secretary and a Director

Yuanmei Ma	35	Chief Financial Officer, Vice President and Treasurer

Rui Chen	38	Vice President - Corporate Planning

Raymond Leal	66	Director

Yunchun Wang	32	Director

All directors serve for one year and until their successors are elected and qualified. All officers serve at the pleasure of the Board of Directors. There are no family relationships among any of our officers and directors.

Information concerning our executive officers and directors is set forth below.

Xianfu Zhu. Mr. Zhu became our Chairman of the Board, Chief Executive Officer and President in January 2006. Mr. Zhu was a founder of Henan Zhongpin in 1993 and has served as the Chairman and Chief Executive Officer of Henan Zhongpin since its inception. Mr. Zhu graduated from Beijing Technology and Business University and received an EMBA from Tsinghua University.

Baoke Ben. Mr. Ben became our Executive Vice President in January 2006, our Secretary in March 2007 and a Director of our company in June 2007. Mr. Ben has been an Executive Vice President of Henan Zhongpin since July 2002 and was Director of Technology of Henan Zhongpin from October 1999 to July 2002. Prior to joining Henan Zhongpin in October 1999, Mr. Ben was a researcher at the Agriculture Research Center. Mr. Ben graduated from Henan Finance & Economy University and received his EMBA from Tsinghua University.

Yuanmei Ma. Ms. Ma became our Vice President and Chief Financial Officer in January 2006 and our Treasurer in March 2007. Ms. Ma has been a Vice President and Chief Financial Officer of Henan Zhongpin since September 2005. From October 2004 to September 2005, Ms. Ma was Senior Operations Manager, Investment Banking for Daton Securities Co., Ltd., an investment banking firm based in the PRC. From March 2002 to September 2004, Ms. Ma was an Accounting Manager with Neotek International Corporation, (USA), an automobile parts import and export company. From December 1998 to January 2002, Ms. Ma was an Operations Manager in the Asian Project Department for Trans-Pacific Venture Investment, Inc., a financial consulting firm based in the United States. Ms. Ma received her Bachelor of Science in Accounting from Arkansas State University and an MBA from Oklahoma City University, Oklahoma. Ms. Ma is a licensed CPA in the United States.

Rui Chen. Mr. Chen became our Vice President - Corporate Planning in March 2007. From May 2005 to January 2006, Mr. Chen served as Chief Executive Officer of Supply Chain Management Co., Ltd., an IT services company based in the People ’s Republic of China. From January 2003 to May 2005, Mr. Chen served as that company’s Chief Operating Officer. From July 2001 to January 2003, Mr. Chen served as Chief Executive Officer for Stateline Enterprise Management Co., Ltd., an SAP ERP consulting firm based in the People’s Republic of China. Mr. Chen received his Ph.D. from Wuhan University in 2000.

Raymond Leal. Mr. Leal became a Director of our company in June 2007. Since 1997, Mr. Leal has been an adjunct professor at Coastal Carolina University and Webster University. In addition, from 1990 to 2002, Mr. Leal was a financial advisor to several regional investment banks based in Atlanta, Georgia.

Yunchun Wang. Mr. Wang became a Director of our company in January 2006. Since October 2004, Mr. Wang has served as the Chief Representative (China) of Greenstone Investment & Consultants, Ltd., a China-based financial consulting firm. From May 2001 to October 2004, Mr. Wang served as the Chief Representative (China) of Frontier Financial Service Inc., a U.S.-based financial consulting firm, and from March 2002 to October 2004, Vice President of Highlight Management Consulting Co. Ltd. (Frontier’s Chinese partnership firm). Mr. Wang received a degree in Engineering from Wuxi University of Light Industry (China), and an MBA from the Business School of the University of Hertfordshire, UK.

So long as the number of shares of our common stock issuable upon conversion of the outstanding shares of our Series A convertible preferred stock is greater than 10% of the number of our outstanding shares of common stock on a fully diluted basis, the holders of shares of our Series A convertible preferred stock, as a separate class, are entitled to elect one member of our Board of Directors. Any director elected by the holders of Series A convertible preferred stock may be removed without cause only by the affirmative vote of the holders of Series A convertible preferred stock. The holders of our common stock and the holders of our Series A convertible preferred stock, voting together as a single class, are entitled to elect the balance of the total number of directors of our company. The holders of our Series A convertible preferred stock have not yet nominated or elected any person to serve on our Board of Directors.

Compensation Discussion and Analysis

Prior to our acquisition of Falcon Link on January 30, 2006, we were engaged in businesses unrelated to our current operations, which businesses were managed by officers and directors who are no longer employed by or affiliated with our company. Kevin Halter, Jr., our chief executive and chief financial officer during fiscal 2006 prior to our acquisition of Falcon Link, received no compensation or other perquisites for serving in such capacities.

The compensation paid in fiscal 2006 to our current executive officers was determined by our Chairman and Chief Executive Officer, Xianfu Zhu, prior to our acquisition of Falcon Link. The cash bonuses paid to our executive officers in 2006 also were determined by Mr. Zhu and were intended to compensate such officers for services rendered to our operating subsidiaries prior to our acquisition of Falcon Link and the concurrent closing of our $27.6 million private placement in January 2006, during which period such officers received no compensation for services rendered to our operating subsidiaries. The amounts of the cash bonuses paid to our executive officers were approved by our board of directors in February 2006.

Our board of directors has not yet developed or considered the compensation program for our executive officers for fiscal 2007 and beyond. It is expected that our board will seek to establish a compensation program for executive officers that will be designed to attract, as needed, individuals with the skills necessary for us achieve our business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that we expect. We also expect that our executive compensation program will be designed to afford our executive officers a sense of ownership in our company and overall entrepreneurial spirit, and to link rewards to measurable company and individual performance.

Our board of directors does not currently have a compensation committee. However, we anticipate that our board of directors will establish a compensation committee in fiscal 2007 that will be comprised of non-employee members of our board of directors. Our current expectation is that the compensation committee of our board of directors will perform, at least annually, a strategic review of the compensation program for our executive officers to determine whether it provides adequate incentives and motivation to our executive officers and whether it adequately compensates our executive officers relative to comparable officers in other companies with which we compete for executives. Those companies may or may not be public companies or companies located in the PRC or even, in all cases, companies in the meat or food processing businesses.

Summary Compensation Table

The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by or paid to Mr. Xianfu Zhu, our Chairman of the Board and Chief Executive Officer, Ms. Yuanmei Ma, our Chief Financial Officer, and Mr. Kevin Halter, Jr., our former Chairman of the Board, Chief Executive Officer and Chief Financial Officer. No other executive officer received more than $100,000 in compensation during fiscal 2006.

Executive Officer
Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value Of Nonqualified Deferred Compensation Earnings ($)	All other Compensation ($)	Total ($)
Xianfu Zhu(1) Chairman and Chief Executive Officer	2006 2005 2004	$113,333 40,000 30,000	—- —- —-	—- —- —-	—- —- —-	—- —- —-	—- —- —-	—- —- —-	$113,333 40,000 30,000
Kevin Halter Jr.(2) Chairman and Chief Executive Officer	2006 2005 2004	—- —- —-	—- —- —-	—- —- —-	—- —- —-	—- —- —-	—- —- —-	—- —- —-	—- —- —-
Yuanmei Ma(3) Chief Financial Officer	2006 2005 2004	$73,335 —- —-	$20,000 —- —-	—- —- —-	—- —- —-	—- —- —-	—- —- —-	—- —- —-	$93,335 —- —-

(1)
Mr. Zhu was elected our Chairman of the Board and Chief Executive Officer on January 30, 2006. All compensation reflected in the table for fiscal 2004 and 2005 was for services rendered by Mr. Zhu as Chairman of the Board and Chief Executive Officer of Henan Zhongpin during such fiscal years.

(2)	Mr. Halter resigned as our Chairman of the Board and Chief Executive Officer on January 30, 2006.

(3)	Ms. Ma was elected our Chief Financial Officer on January 30, 2006.

Stock-Based Compensation

None of our officers, directors or other employees have been granted stock options or stock appreciation rights, or paid any other stock-based compensation, by our company or any of our subsidiaries.

Board of Directors Compensation

Directors who are employees of our company or of any of our subsidiaries receive no additional compensation for serving on our Board of Directors or any of its committees. All directors who are not employees of our company or of any of our subsidiaries are compensated at the rate of $30,000 per year and are reimbursed for their expenses incurred in attending Board and committee meetings.

The following table provides compensation information for all of our non-employee directors during 2006.

Director
Compensation Table
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Xinyu Li(1)	$30,000	—	—	—	—	—	$30,000
Yunchun Wang	$30,000	—	—	—	—	—	$30,000

(1)	Xinyu Li did not stand for re-election to our Board of Directors at our 2007 annual meeting of stockholders.

PRINCIPAL STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth, as of June 30, 2007, the names, addresses and number of shares of our common stock beneficially owned by all persons known to us to be beneficial owners of more than 5% of the outstanding shares of our common stock, and the names and number of shares beneficially owned by all of our directors and all of our executive officers and directors as a group (except as indicated, each beneficial owner listed exercises sole voting power and sole dispositive power over the shares beneficially owned). As of June 30, 2007, we had a total of 20,258,419 shares of common stock outstanding.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding(2)
Xianfu Zhu c/o Zhongpin Inc. 21 Changshe Road Changge City, Henan Province The People’s Republic of China	6,367,506	31.4%

Pinnacle China Fund, L.P. 4965 Preston Park Blvd Suite 240 Plano, TX 75093	2,025,639(3)	9.9%

Entities Affiliated with RENN Capital Group, Inc. 8080 Central Expressway, Suite 210, LB-59 Dallas, TX 75206	1,236,914(4)	6.1%

Jayhawk China Fund (Cayman), Ltd. c/o Genesis Fund Service Limited 8201 Mission Road, Suite 110 Prairie Village, KS 66208	1,162,472(5)	5.7%

Entities Affiliated with Special Situations Private Equity Fund, L.P. 527 Madison Avenue, Suite 2600 New York, NY 10022	1,217,563(6)	5.9%

Yunchun Wang	562,500	2.7%

Baoke Ben	838,125	4.1%

Raymond Leal	—	—

All directors and executive officers as a group (six persons)	7,768,131	38.2%

(1)
A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days (such as through exercise of stock options or warrants). Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

(2)
For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days after the date of this prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

(3)
Pinnacle China Fund, L.P. (“Pinnacle”) owns 1,579,466 outstanding shares of common stock and shares of Series A convertible preferred stock that are convertible into an aggregate of 1,450,000 shares of common stock. The shares of Series A convertible preferred stock and warrants contain provisions known as “exercise caps,” which prohibit the holder of the shares of Series A convertible preferred stock and warrants (and its affiliates) from converting such shares or exercising such warrants to the extent that giving effect to such conversion or exercise, such holder would beneficially own in excess of 9.999% of our outstanding common stock. The figures set forth above as the ownership prior to the offering and the ownership after the offering reflect the operation of such exercise caps in that we have not included 1,003,827 shares of common stock issuable pursuant to such convertible shares and warrants as Pinnacle has advised us that it does not beneficially own such shares due to the fact that it cannot exercise its right to receive such shares at this time. In the absence of such caps, Pinnacle would have the right to receive all shares issuable upon conversion of the shares of Series A convertible preferred stock and would have a beneficial ownership percentage of 15.0%.

Pinnacle China Advisers, L.P. (“Pinnacle Advisers”) is the general partner of Pinnacle. Pinnacle China Management, LLC (“Pinnacle Management”) is the general partner of Pinnacle Advisers. Kitt China Management, LLC (“Pinnacle Manager”) is the manager of Pinnacle Management. Barry M. Kitt is the sole member of Pinnacle Manager. Mr. Kitt may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Pinnacle. Mr. Kitt expressly disclaims beneficial ownership of all shares of common stock beneficially owned by Pinnacle.

(4)
(i) US Special Opportunities Fund PLC (“BFS”) owns 274,707 outstanding shares of common stock and shares of Series A convertible preferred stock that are convertible into an aggregate of 312,500 shares of common stock, and (ii) Renaissance US Growth Investment Trust PLC (“Renaissance”) owns 274,707 outstanding shares of common stock and shares of Series A convertible preferred stock that are convertible into an aggregate of 375,000 shares of common stock. RENN Capital Group, Inc. (“RENN Advisor”) is the investment manager of each of BFS and Renaissance.

Russell Cleveland, the President of RENN Advisor, has voting and/or investment control over the shares owned by each of BFS and Renaissance.

(5)
Jayhawk China Fund (Cayman), Ltd. (“Jayhawk”) owns 977,472 outstanding shares of common stock and warrants to purchase an aggregate of 185,000 shares of common stock. Jayhawk Capital Management, LLC is the investment manager of Jayhawk. Kent C. McCarthy has voting and/or investment control over the shares owned by Jayhawk.

(6)
Consists of (i) Special Situations Private Equity Fund, L.P. (“Private Equity Fund”) owns 4,810 outstanding shares of common stock, 214,500 shares of common stock issuable upon the conversion of Series A convertible preferred stock and 128,860 shares of common stock issuable upon the exercise of warrants, (ii) Special Situations Fund III QP, L.P. (“Fund III QP”) owns 11,170 outstanding shares of common stock, 492,750 shares of common stock issuable upon the conversion of Series A convertible preferred stock and 296,020 shares of common stock issuable upon the exercise of and (iii) Special Situations Fund III, L.P. (“Fund III”) owns 1,020 outstanding shares of common stock, 42,750 shares of common stock issuable upon the conversion of Series A convertible preferred stock and 25,683 shares of common stock issuable upon the exercise of warrants.

MG Advisors, L.L.C. (“MG”) is the general partner of and investment adviser to the Private Equity Fund. Austin W. Marxe and David M. Greenhouse are the principal owners of MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by MG on behalf of Private Equity Fund. MGP Advisers Limited Partnership (“MGP”) is the general partner of Fund III and Fund III QP. Austin W. Marxe and David M. Greenhouse are the general partners of MGP and are principally responsible for the selection, acquisition and disposition of the portfolio securities by MGP on behalf of Fund III and Fund III QP.

From time to time, the number of our shares held in the “street name” accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares of our common stock outstanding.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 30, 2006, we acquired all of the issued and outstanding capital stock of Falcon Link pursuant to a share exchange agreement dated as of January 30, 2006 among our company and the shareholders of Falcon Link. Included among the shareholders of Falcon Link were Mr. Xianfu Zhu, our Chairman of the Board and Chief Executive Officer, Mr. Baoke Ben, our Executive Vice President and Secretary, and Mr. Yunchun Wang, a director of our company. In connection with such transaction, Messrs. Zhu, Ben and Wang were issued 6,367,506 shares of common stock, 838,125 shares of common stock and 562,500 shares of common stock, respectively.

Yunchun Wang, a director of our company and the registered owner of 562,500 shares, or approximately 4.0% of our outstanding shares, of our common stock, is the Chief Representative (China) and the beneficial owner of approximately 33.33% of the capital stock of Greenstone Investment & Consultants, Ltd., a financial consulting firm based in the PRC (“Greenstone”). Each of Yousu Lin and Qian Wang also is the registered owner of 562,500 shares of our common stock and is the beneficial owner of approximately 33.33% of the capital stock of Greenstone. In April 2005, we entered into advisory and consulting agreements with Greenstone pursuant to which Greenstone provides us financial advisory services, including financial consulting, merger and acquisition consulting and financial restructuring consulting services, management advisory services, including consultation regarding corporate governance and human resources, and business advisory services, including strategic planning and business development consulting services. Pursuant to our retainer agreement with Greenstone, in each of 2005 and 2006, we paid Greenstone consulting fees in the amount of $100,000 for such consulting services rendered during such year. In addition, pursuant to such agreement, in February 2006, we paid Greenstone a fee in the amount of $414,000 in connection with the consummation of our private placement of Series A convertible preferred stock and warrants and the acquisition of Falcon Link by our publicly-held “shell” corporation.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, and 25,000,000 shares of preferred stock, par value $.001 per share. As of June 30, 2007, 20,258,419 shares of common stock were issued and outstanding and 1,925,000 shares of Series A convertible preferred stock were issued and outstanding, each such share convertible into one share of common stock. In addition, at such date, 1,446,187 shares of common stock were reserved for issuance upon the exercise of outstanding common stock purchase warrants, 690,000 shares of Series A convertible preferred stock were reserved for issuance upon the exercise of outstanding unit purchase warrants and 1,035,000 shares of common stock were reserved for issuance upon the conversion of Series A convertible preferred stock and common stock purchase warrants comprising such unit purchase warrants.

Common Stock

Voting, Dividend and Other Rights. Each outstanding share of common stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock have no cumulative voting, preemptive, subscription or conversion rights. All shares of common stock to be issued pursuant to this registration statement will be duly authorized, fully paid and non-assessable. Our Board of Directors determines if and when distributions may be paid out of legally available funds to the holders. To date, we have not declared any dividends with respect to our common stock. Our declaration of any cash dividends in the future will depend on our Board of Directors’ determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. We do not anticipate paying cash dividends on the common stock in the foreseeable future.

Rights Upon Liquidation. Upon liquidation, subject to the right of any holders of the preferred stock to receive preferential distributions, each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting. The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the shareholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors.  Most amendments to our certificate of incorporation require the vote of the holders of a majority of all outstanding voting shares.

Preferred Stock

Authority of Board of Directors to Create Series and Fix Rights. Under our certificate of incorporation, as amended, our Board of Directors can issue up to 25,000,000 shares of preferred stock from time to time in one or more series. The Board of Directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, our Board of Directors has the authority to issue these shares of preferred stock without shareholder approval. Our Board of Directors has designated 7,631,250 shares of the authorized but unissued preferred stock as Series A convertible preferred stock.

Series A Convertible Preferred Stock

Dividends. The holders of the Series A convertible preferred stock are entitled to receive, when and as declared by our Board of Directors, dividends in such amounts as may be determined by our Board of Directors from time to time out of funds legally available therefor. No dividends (other than those payable solely in common stock) will be paid to the holders of common stock until there shall have been paid or declared and set apart during that fiscal year for the holders of the Series A convertible preferred stock a dividend in an amount per share equal to the product of (i) the number of shares of common stock issuable upon conversion of their shares of Series A convertible preferred stock and (ii) the amount per share of the dividend to be paid on the common stock.

Preference on Liquidation. In the event of a merger, consolidation or sale of all or substantially all of our assets or other liquidation, holders of the Series A convertible preferred stock shall get a priority in payment over all other classes of stock. In such events, the Series A convertible preferred stock would be entitled to receive the greater of (i) the original purchase price of the Series A convertible preferred stock or (ii) the amount the holder would get if he converted all of his Series A convertible preferred stock into common stock.

Voting. The holder of each share of Series A convertible preferred stock (i) shall be entitled to the number of votes with respect to such share equal to the number of shares of common stock into which such share of Series A convertible preferred stock could be converted on the record date for the subject vote or written consent (or, if there is no such record date, then on the date that such vote is taken or consent is effective) and (ii) shall be entitled to notice of any stockholders’ meeting in accordance with our Bylaws.

Appoint and Elect a Director. So long as the number of shares of common stock issuable upon conversion of the outstanding shares of Series A convertible preferred stock is greater than 10% of the number of outstanding shares of common stock (on a fully diluted basis), the holders of record of the shares of Series A convertible preferred stock, exclusively and as a separate class, shall be entitled to elect one of our directors.

Conversion Right. Subject to the limitation on conversion described below, the holders of Series A convertible preferred stock may convert each share of Series A convertible preferred stock into common stock at an initial conversion price of $4.00. The conversion price will be adjusted for stock dividends, stock splits and similar events.

Automatic Conversion. Subject to the limitation on conversion described below, each share of Series A convertible preferred stock will automatically be converted into shares of common stock at the conversion price at the time in effect if (i) we have an underwritten public offering of our common stock giving us at least $30 million in net proceeds, (ii)(A) the closing price of the common stock equals or exceeds $10 (as adjusted) for the twenty (20) consecutive-trading-day period ending within two (2) days of the date on which we provides notice of such conversion as hereinafter provided and (B) either a registration statement registering for resale the shares of common stock issuable upon conversion of the Series A convertible preferred stock has been declared effective and remains effective and available for resale for the twenty (20)-day period, or Rule 144(k) is available for the resale of such shares, or (iii) by consent of at least 67% of the then-outstanding shares of Series A Convertible Preferred Stock.

Limitations on Conversion. We will not effect the conversion of any share of Series A convertible preferred stock, and no person who is a holder of Series A convertible preferred stock shall have the right to convert shares of Series A convertible preferred stock into shares of common stock, to the extent that after giving effect to such conversion, such person (together with such person’s affiliates) would beneficially own in excess of 9.999% of the shares of our common stock outstanding immediately after giving effect to such conversion. For purposes of the this limitation, the aggregate number of shares of our common stock beneficially owned by such person and its affiliates shall include, without limitation, the number of shares of common stock issuable upon conversion of Series A convertible preferred stock with respect to which such determination is being made, but shall exclude shares of common stock that would be issuable upon (i) exercise of the remaining unconverted shares of Series A convertible preferred stock beneficially owned by such person and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of our company beneficially owned by such person and its affiliates (including, without limitation, shares of convertible stock, any debentures, convertible notes or other convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation on conversion of our Series A convertible preferred stock. Notwithstanding the foregoing, such limitation on conversion shall not be applicable to any person who notifies the Secretary of our company in writing prior to the purchase of any shares of Series A convertible preferred stock that such person irrevocably elects not to have such provisions apply to any shares of Series A convertible preferred stock owned by record by such person.

Protective Provisions. So long as at least 1,750,000 shares of Series A convertible preferred stock are outstanding (subject to adjustment for stock splits, combinations and the like), the holders of a majority of the outstanding Series A convertible preferred stock shall be required (in addition to any consent or approval otherwise required by law) for us to take certain actions, including (1) liquidation, dissolution or wind up, (2) amend, alter or repeal any provision of our certificate of incorporation so as to affect the rights, preferences or privileges of the Series A convertible preferred stock, (3) create a new class of preferred stock or increase the number of shares of Series A convertible preferred stock that can be issued, or (4) purchase or redeem, or pay or declare any dividend or make any distribution on, any securities junior in priority to the Series A convertible preferred stock; or (5) make any change in the size of our Board of Directors.

Potential Dilution of Share Value; Preferences. Any issuance of shares of preferred stock could dilute the earnings per share and book value of existing shares of common stock. Because our Board of Directors has the authority to fix the voting rights for any series of preferred stock, the holders of shares of a series of preferred stock could be entitled to vote separately as a class in connection with the approval of certain extraordinary corporate transactions where Delaware law does not require such class vote, or might be given a disproportionately large number of votes. The issuance of shares of preferred stock could also result in a class of securities outstanding that would have certain preferences (for example, with respect to dividends or liquidation), or would enjoy certain voting rights in addition to those of the common stock.

Potential Frustration in Change of Control. Although we currently have no such intention, we could use authorized but unissued shares of preferred stock to hinder a change in control of our company. Any issuance of shares of preferred stock could dilute the stock ownership of persons seeking to gain control. Shares of a new series of preferred stock could also be convertible into a large number of shares of common stock or have other terms that might make more difficult or costly the acquisition of a controlling interest in our company. Under certain circumstances, such shares could be used to create voting impediments or to frustrate persons attempting to effect a takeover or otherwise gain control. Such shares could be privately placed with purchasers who might side with the Board of Directors in opposing a hostile takeover bid. In addition, the Board of Directors could authorize holders of a series of preferred stock to vote as a class, either separately or with the holders of the common stock, on any merger, sale or exchange of assets by us or any other extraordinary corporate transactions. The ability of the Board of Directors to take such actions might be considered as having an effect of discouraging any attempt by another person or entity to acquire control of our company.

Warrants

At June 30, 2007, the following warrants were outstanding:

•
Warrants to purchase 863,313 shares of common stock at any time on or prior to January 30, 2011 at an initial exercise price of $5.00 per share. Pursuant to this terms of such warrants, the exercise price of such warrants is, subject to adjustment in the event of stock splits, combinations or the like of our common stock.

•
Warrants to purchase 100,000 shares of common stock at any time on or prior to June 30, 2009 at an initial exercise price of $6.50 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

•
Warrants to purchase 345,000 units at any time on or prior to January 30, 2011 at an initial exercise price of $8.00 per unit. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our Series A convertible preferred stock. The units that may be acquired upon exercise of such warrants consist of two shares of Series A convertible preferred stock and one warrant to purchase one share of common stock at an initial exercise price per share equal to $5.00, subject to adjustment for stock splits, combinations or the like of our common stock.

•
Warrants to purchase 609,874 shares of common stock at any time on or prior to January 30, 2011 at an initial exercise price of $5.50 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions also may encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. As discussed above, our Board of Directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in our control or management.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•
Prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•
Upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
At or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our certificate of incorporation and Bylaws, as amended, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The registrar and transfer agent for our common stock is The Bank of New York located at 101 Barclay Street, New York, New York 10286.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the maximum number of shares of common stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of June 30, 2007. All information contained in the table below is based upon information provided to us by the selling stockholders and we have not independently verified this information. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

As explained below under “Plan of Distribution,” we have agreed with the selling stockholders to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus.

	Shares of Common Stock Beneficially Owned Prior to Offering(1)			Shares Being Offered	Shares of Common Stock Beneficially Owned After Offering(2)
Selling Stockholder	Shares		%		Shares	%
Xianfu Zhu	6,367,506		31.4%	636,750	5,730,756	28.2%
Boake Ben	838,125		4.1%	83,812	754,313	3.7%
Chaoyang Liu	619,874		3.1%	61,987	557,887	2.8%
Qinghe Wang	612,000		3.0%	61,200	550,800	2.9%
Shuichi Si	594,000		2.9%	59,400	534,600	2.6%
Juanjuan Wang	531,000		2.6%	53,100	477,900	2.3%
Yousu Lin	62,500		*	56,250	6,250	—
Yunchun Wang	562,500		2.8%	56,250	506,250	2.5%
Qian Wang	562,500		2.8%	56,250	506,250	2.5%
Paul T. Chan	138,000(3)	!	*	138,000	—	—
Norman C. Kristoff	138,000(3)	!	*	138,000	—	—
Jian Yuan Zhang	138,000(3)	!	*	138,000	—	—
WVG Ltd., Inc.	4,950(3)(4)	!	*	4,950	—	—
Warrant Strategies Fund, LLC	9,900(5)		*	9,900	—	—
Kathleen McDonnell	45,000(3)	!	*	45,000	—	—
John F. Steinmetz	259,164(3) (6)	!	1.3%	259,164	—	—
TerraNova Capital Partners, Inc.	259,161(3)	!	1.3%	259,161	—	—
Alliance Financial, LLC	7,875(3) (7)	!	*	7,875	—	—
Pryor Cashman Sherman & Flynn LLP	30,000(8)	!	*	30,000	—	—
Eric M. Hellige	4,950(8)	(!)	*	4,950	—	—
Edgar Wolf	420,000		2.1%	420,000	—	—
Klaus Dieter Paul	20,000		*	20,000	—	—
Wido Roesler	25,000		*	25,000	—	—
Dirk Hagge	35,000		*	35,000	—	—

*  Less than 1.0%.

!
Represents shares of common stock issuable upon conversion or exercise of securities issuable upon the exercise of outstanding unit purchase warrants, each unit consisting of two shares of Series A convertible preferred stock and one common stock purchase warrant.

(1)
This table is based upon information supplied by officers, directors and principal stockholders, and in Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws, where applicable, we believe each stockholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. The number and percentage of shares beneficially owned are based on an aggregate of 20,258,419 shares of our common stock outstanding as of June 30, 2007, and are determined under rules promulgated by the Securities and Exchange Commission. This information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right.

(2)
Because the selling shareholders identified in this table may sell some, all or none of the shares owned by them that are registered under this registration statement, and because, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares registered hereunder, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling shareholders at the time of this registration statement. Therefore, we have assumed for purposes of this table that the selling shareholders will sell all of the shares beneficially owned by them.

(3)
This selling stockholder is an officer, employee, registered representative of or consultant to TerraNova Capital Partners, Inc. (“TerraNova”) or TN Capital Equities, Ltd., a wholly-owned subsidiary of TerraNova and a registered broker-dealer (“TN”). TN was the placement agent for the sale of our outstanding shares of Series A convertible preferred stock and related common stock purchase warrants pursuant to the Securities Purchase Agreement dated as of January 30, 2006, as amended. TerraNova has also been rendering consulting services to our company since May 2005.

(4)	Michael A. Maccini, the sole officer and director of WVG Ltd., Inc. (“WVG”), has voting and investment control over the shares of stock held by WVG.

(5)
Hull Capital Management, LLC is the managing member of Warrant Strategies Fund LLC (“Warrant Strategies”). C.E. Unterberg is the sub-adviser and investment manager of that entity. Sean Molloy has voting and investment control over shares owned by Warrant Strategies.

(6)	Mr. Steinmetz is the principal stockholder of TerraNova and the Chief Executive Officer of both TerraNova and TN.

(7)	Andre Schwegler, the sole member and manager of Alliance Financial, LLC (“Alliance”), has voting and investment control over the shares of stock held by Alliance.

(8)
Pryor Cashman LLP was legal counsel to TN in its capacity as placement agent for the sale of our outstanding shares of Series A convertible preferred stock and related common stock purchase warrants pursuant to the Securities Purchase Agreement dated as of January 30, 2006, as amended, and is currently acting as legal counsel to our company.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

•	transactions on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	in connection with short sales of the shares entered into after the effective date of the registration statement of which this prospectus is a part;

•	by pledge to secure or in payment of debt and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

•	through a combination of any of the above transactions.

Each selling stockholder and its successors, including its transferees, pledgees or donees or their successors, may sell the common stock directly to the purchaser or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchaser. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The selling stockholders who are executive officers of our company may adopt pre-arranged stock trading plans to, over time, sell their shares in accordance with each plan’s specifications. These plans may be established as part of the officers’ individual long-term strategies for asset diversification and liquidity. Each such plan would be adopted in accordance with guidelines specified under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgees, transferees or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Upon being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus if then required in accordance with applicable securities law.

The selling stockholders also may transfer shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners under an amendment to this prospectus under Rule 424(b)(3) or other applicable provisions of the Securities Act of 1933 amending the list of selling stockholders to include the transferees, pledges or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of common stock will be paid by the selling stockholders and/or the purchasers. Each selling stockholder has represented and warranted to us that such selling stockholder acquired the securities subject to this prospectus in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling stockholder that it may not use shares to be sold under this prospectus to cover short sales of common stock made prior to the date on which the registration statement of which this prospectus forms a part shall have been declared effective by the Commission. If a selling stockholder uses this prospectus for any sale of common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this prospectus.

We entered into a registration rights agreement for the benefit of the selling stockholders to register the common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling stockholders incident to the registration of the offering and sale of the common stock.

LEGAL MATTERS

The legality of the issuance of the shares offered in this prospectus will be passed upon for us by Pryor Cashman LLP, New York, New York. Pryor Cashman LLP holds warrants to purchase 10,000 units, and Eric M. Hellige, a member of Pryor Cashman LLP, owns warrants to purchase 1,650 units, at an initial exercise price of $8.00 per unit, each unit consisting of two shares of our Series A convertible preferred stock and a warrant to purchase one share of our common stock at an initial exercise price of $5.00 per share.

EXPERTS

The consolidated financial statements of our company as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2006, 2005 and 2004 included in this prospectus have been audited by Child, Van Wagoner & Bradshaw, PLLC, independent registered pubic accountants, as stated in its report appearing herein and elsewhere in this prospectus, and have been so included in reliance upon the report of this firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits) under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to our company and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits filed thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

We file quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

ZHONGPIN INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars)

	March 31, 2007	December 31, 2006
ASSETS	(Unaudited)
Current assets
Cash and cash equivalents	$25,917,698	$21,692,814
Accounts receivable and other receivables (net)	17,047,013	13,471,450
Purchase deposits	336,695	—
Prepaid expenses and deferred charges	273,391	200,436
Inventories	11,464,847	10,077,479
Tax refund receivables	1,243,277	1,079,002
Total current assets	56,282,921	46,521,181

Property, plant and equipment (net)	32,679,396	32,597,150
Related party receivables		—
Other receivables	2,445,994	2,056,642
Construction contracts	21,551,169	12,016,823
Intangible assets	9,070,043	9,030,077

Total assets	$122,029,523	$102,221,873

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and other payables	$23,874,118	$20,712,794
Accrued liabilities	1,942,162	1,597,557
Short term loans payable	32,996,302	23,845,198
Taxes payable	1,044,359	378,705
Deposits from clients	2,039,645	683,814
Research and development grants payable	249,034	248,572
Long term loans payable-current portion	145,671	145,671
Total current liabilities	62,291,291	47,612,311

Long term loans payable	1,913,614	1,912,343

Total liabilities	64,204,905	49,524,654

Equity
Preferred stock: par value $0.001; 10,000,000 authorized; 5,478,754 and 6,900,000 shares issued and outstanding	5,479	6,900
Common stock: par value $0.001; 25,000,000 authorized; 13,553,557 and 12,132,311 shares issued and outstanding	13,554	12,133
Additional paid in capital	32,548,105	32,538,535
Retained earnings	23,029,172	18,456,884
Accumulated other comprehensive income	2,228,308	1,682,767
Total equity	57,824,618	52,697,219

Total liabilities and equity	$122,029,523	$102,221,873

The accompanying notes are an integral part of these consolidated financial statements.

ZHONGPIN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amount in U.S. dollars) (Unaudited)

	Three Months Ended March 31,
	2007	2006
Revenues
Sales revenues	$55,791,778	$30,493,507
Cost of sales	48,049,622	25,914,155
Gross profit	7,742,156	4,579,352

Operating expenses
General and administrative expenses	1,404,719	899,024
Operating expenses	1,125,945	804,146
Total operating expenses	2,530,664	1,703,170

Income from operations	5,211,492	2,876,182

Other income (expense)
Interest income	21,904	95,690
Other income (expenses)	(4,428)	12,392
Allowances income	—	113,184
Exchange gain	3,484	13,709
Interest expense	(442,811)	(380,228)
Total other income (expense)	(421,851)	(145,253)

Net income before taxes	4,789,641	2,730,929
Provision for income taxes	217,353	145,245

Net income after taxes	4,572,288	2,585,684
Minority interest	—	10,720

Net income	$4,572,288	$2,574,964

Foreign currency translation adjustment	$545,541	$141,150
Comprehensive income	$5,117,829	$2,716,114

Basic earnings per common share	$0.24	$0.16
Diluted earnings per common share	$0.22	$0.13
Basic weighted average shares outstanding	12,627,854	11,752,568
Diluted weighted average shares outstanding	20,982,304	19,342,568

The accompanying notes are an integral part of these consolidated financial statements.

ZHONGPIN INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Amount in U.S. dollars) ( Unaudited)

	Preferred Stock		Common Stock		Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Par value	Shares	Par value
January 1, 2006	-	$-	11,752,568	$11,753	$2,102,933	$12,097,834	$303,748	$14,516,268
Increase in Common Stock			379,740	380				380
Increase in Preferred Stock	6,900,000	6,900	-	-	-	-	-	6,900
Warrant expense	-	-	-	-	22,330	-	-	22,330
Net income for the period	-	-	-	-	-	6,359,051	-	6,359,051
Increase in additional paid in capital	-	-	-	-	30,413,272		-	30,413,272
Foreign currency translation adjustment	-	-	-	-	-	-	1,379,019	1,379,019
Balance December 31, 2006	6,900,000	6,900	12,132,318	12,133	32,538,535	18,456,885	1,682,767	52,697,219

Preferred stock converted to common	(1,421,246)	(1,421)	1,421,246	1,421	-	-	-	-
Warrant expense	-	-	-	-	9,570	-	-	9,570
Net income for the period	-	-	-	-	-	4,572,288	-	4,572,288
Foreign currency translation adjustment	-	-	-	-	-	-	545,541	545,541
Balance March 31, 2007	5,478,754	$5,479	13,553,557	$13,554	$32,548,105	$23,029,172	$2,228,308	$57,824,618

The accompanying notes are an integral part of these consolidated financial statements.

ZHONGPIN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars) ( Unaudited)

	Three Months Ended March 31,
	2007	2006
Cash flows from operating activities:
Net income	$4,572,288	$2,574,964
Adjustments to reconcile net income to net cash provided by (used in) operations:
Minority interest	—	10,720
Depreciation	415,186	145,734
Amortization	47,177	10,017
Warrant expense	9,570	—

Changes in operating assets and liabilities:
Accounts receivable and other receivables	(3,964,914)	(5,180,997)
Purchase deposits	(336,695)	78,557
Prepaid expense and deferred charges	(72,955)	4,645
Inventories	(1,387,368)	(2,364,754)
Tax refunds receivable	(164,275)	492,903
Accounts payable and other payable	3,161,786	1,084,766
Accrued liabilities	344,605	—
Taxes payable	665,654	118,537
Deposits from clients	1,355,831	79,636
Net cash used in operating activities	4,645,890	(2,945,272)

Cash flows from investing activities:
Construction in progress	(9,534,346)	(3,725,926)
Additions to fixed assets	(497,433)	(236,210)
Additions to intangible assets	(87,143)	-
Net cash used in investing activities	(10,118,922)	(3,962,136)

Cash flows from financing activities:
Repayment of Bank overdraft	—	(619,579)
Proceeds from short-term loans	11,724,610	—
Proceeds from long-term loans	1,271	—
Repayment of short-term loans	(2,573,506)	(7,976,527)
Proceeds from preferred stock	—	23,110,703
Net cash provided by financing activities	9,152,375	14,514,597

Effect of rate changes on cash	545,541	136,367
Increase (decrease) in cash and cash equivalents	4,224,884	7,743,556
Cash and cash equivalents, beginning of period	21,692,814	10,142,394
Cash and cash equivalents, end of period	$25,917,698	$17,885,950

Supplemental disclosures of cash flow information:
Cash paid for interest	$428,320	$352,002
Cash paid for income taxes	$106,925	$186,567

The accompanying notes are an integral part of these consolidated financial statements.

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND NATURE OF OPERATIONS

Zhongpin Inc. (“Zhongpin”) was incorporated on February 4, 2003 as Strong Technical Inc. in the State of Delaware for the purpose of operating a personnel outsourcing service that provides skilled workers to industry. On March 30, 2005, an 82.4% controlling interest in our company was acquired by Halter Capital Corporation and all previous operations were discontinued. On January 30, 2006, we acquired Falcon Link Investment Limited (“Falcon”) in a stock exchange by issuing 11,250,000 shares of our common stock in exchange for all of the issued and outstanding capital stock of Falcon. The acquisition transaction was accounted for as a reverse acquisition resulting in the recapitalization of Falcon. Accordingly, the historical financial statements of Falcon have been retroactively restated to give effect to the recapitalization as if it had occurred at the beginning of the first period presented. Zhongpin and its subsidiaries are collectively referred to herein as “our company,” “we,” “us” and “our.”

Falcon was incorporated in the Territory of the British Virgin Islands (“BVI”) on July 21, 2005 as a holding company for the purpose of owning all of the equity interests of Henan Zhongpin Food Co., Ltd. (“HZFC”), a People’s Republic of China (“PRC”) company. Falcon acquired 100% ownership of HZFC by paying 20,940,000 Renminbi (“RMB”) ($2,528,986) to the stockholders of HZFC, who also were the stockholders of Falcon. The transaction was accounted for as a transfer of entities under common control, wherein HZFC was the continuing entity. The historical financial statements of Falcon are essentially those of HZFC and are shown as if the transfer had taken place at the beginning of the first period presented.

HZFC was established in the PRC on May 20, 2005 for the sole purpose of holding the capital stock of Henan Zhongpin Food Share Company Limited (“Food Share”) and its subsidiaries. The owners of Food Share formed HZFC by investing 16,000,000 RMB ($1,932,367). HZFC acquired Food Share by paying 15,040,000 RMB ($1,816,425) to the stockholders of Food Share, who were also the stockholders of HZFC, in exchange for 100% ownership of Food Share. The transaction was accounted for as a transfer of entities under common control, wherein Food Share was the continuing entity with an increase in registered capital of 960,000 RMB ($115,942). The historical financial statements of HZFC are essentially those of Food Share shown with an increase in capital as if the transfer had taken place at the beginning of the first period presented.

Food Share was incorporated in the PRC. It is headquartered in Henan Province in the PRC and its corporate office is in Changge City. Through our subsidiaries, we are principally engaged in the production of pork, pork products and vegetables, and the retail sales of pork, processed pork products, vegetables and other grocery items to customers throughout the PRC and other export countries, either directly or through our subsidiaries.

On January 30, 2006, we consummated an agreement with the shareholders of Falcon whereby we issued 11,250,000 shares of our common stock in exchange for all of the issued and outstanding stock of Falcon. Immediately prior to the transaction there were 502,568 shares outstanding as compared to 11,752,568 shares outstanding immediately following the transaction. Consequently, Falcon became a wholly-owned subsidiary of our company. The transaction was accounted for as a reverse acquisition resulting in a recapitalization of Falcon, wherein Falcon’s historical financial statements became those of our company, retrospectively restated to reflect the adopted capital structure of our company as if the transaction had occurred at the beginning of the first period presented. These financial statements have been adjusted to reflect such restatement.

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND NATURE OF OPERATIONS (continued)

In conjunction with our acquisition of Falcon, on January 31, 2006, we sold for $8.00 per unit 3.45 million units, each consisting of two shares of Series A convertible preferred stock and a five-year warrant to purchase one common share at a purchase price of $5.00 per share. Each preferred share is convertible into one common share. The outstanding shares of Series A convertible preferred stock are convertible into an aggregate of 6,900,000 common shares and the outstanding warrants are exercisable to purchase an aggregate of 3,450,000 common shares.

On February 16, 2006, we amended our articles of incorporation to change our name from Strong Technical, Inc. to Zhongpin Inc. In the same amendment, we changed our authorized common stock to 25,000,000 shares with a par value of $0.001 per share and our authorized preferred stock to 10,000,000 shares with a par value of $0.001 per share.

On February 16, 2006, we effected a 1:35.349 reverse split of our outstanding common stock. Immediately prior to the split, 415,442,354 common shares were outstanding as compared to 11,752,568 common shares outstanding immediately following the split. The aggregate number of shares of common stock issuable upon conversion of our outstanding shares of Series A convertible preferred stock was reduced from 243,908,100 common shares to 6,900,000 common shares, and the aggregate number of shares of our common stock issuable upon the exercise of our outstanding warrants was reduced from 121,954,050 common shares to 3,450,000 common shares. These financial statements have been adjusted to show all stock transactions using post-split amounts.

In June 2006, Zhumadian Zhongpin Food Company Limited was registered with a registered capital of 5,000,000 RMB ($625,344), which is 100%-owned by Henan Zhongpin Food Share Company Limited. In August 2006, Anyang Zhongpin Food Company Limited was registered with a registered capital of 4,800,000 RMB ($606,927), which is 100%-owned by Henan Zhongpin Food Share Company Limited. In September 2006, Henan Zhongpin Fresh Food Logistics Company Limited, Deyang Zhongpin Food Company Limited and Henan Zhongpin Business Development Company Limited were registered with the registered capitals of 1,500,000 RMB ($189,665), 1,000,000 RMB ($126,443) and 5,000,000 RMB ($632,215), respectively, which are all 100%-owned by Henan Zhongpin Food Share Company Limited. In October 2006, Heilongjiang Zhongpin Food Company Limited was registered with a registered capital of 1,000,000 RMB ($126,406), which is 100%-owned by Henan Zhongpin Food Share Company Limited.

Details of Food Share’s subsidiaries are as follows:

NAME	DOMICILE/DATE OF INCORPORATION	REGISTERED CAPITAL	PERCENTAGE OF OWNERSHIP

Henan Zhongpin Industrial Company Limited	PRC/Jan. 17, 2004	18,000,000 RMB	100.00%
		($2,173,913)

Henan Zhongpin Import and Export Trading Company	PRC/Aug. 11, 2004	5,060,000 RMB ($611,111)	100.00%

Zhumadian Zhongpin Food Company Limited	PRC/June 7, 2006	5,000,000 RMB ($625,344)	100.00%

Anyang Zhongpin Food Company Limited	PRC/Aug. 21, 2006	4,800,000 RMB ($606,927)	100.00%

Henan Zhongpin Fresh Food Logistics Company Limited	PRC/Sept. 14, 2006	1,500,000 RMB ($189,665)	100.00%

Deyang Zhongpin Food Company Limited	PRC/Sept. 25, 2006	1,000,000 RMB ($126,443)	100.00%

Henan Zhongpin Business Development Company Limited	PRC/Sept. 27, 2006	5,000,000 RMB ($632,215)	100.00%

Heilongjiang Zhongpin Food Company Limited	PRC/Oct. 17, 2006	1,000,000 RMB ($126,406)	100.00%

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Zhongpin Inc. (formerly Strong Technical, Inc.), Falcon Link Investment Limited, Henan Zhongpin Food Co., Ltd., Henan Zhongpin Food Share Company Limited, Henan Zhongpin Industrial Company Limited, Henan Zhongpin Import and Export Trading Company, Zhumadian Zhongpin Food Company Limited, Anyang Zhongpin Food Company Limited, Henan Zhongpin Business Development Company Limited, Henan Zhongpin Fresh Food Logistics Company Limited, Deyang Zhongpin Food Company Limited and Heilongjiang Zhongpin Food Company Limited. All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of our PRC subsidiaries, which were prepared in accordance with the relevant accounting principles and financial reporting regulations as established by the Ministry of Finance of the PRC.

The Renminbi of the People’s Republic of China (RMB) has been determined to be our functional currency. The balance sheets of our company and our subsidiaries were translated at year end exchange rates. Expenses were translated at moving average exchange rates in effect during the year. The effects of rate changes on assets and liabilities are recorded as accumulated other comprehensive income.

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FISCAL YEAR

Our financial statements have been prepared using December 31 as the fiscal year end.

MINORITY INTEREST IN SUBSIDIARIES

We record minority interest expense, which reflects the minority shareholders’ portion of the earnings of Henan Zhongpin Industrial Company Limited and Henan Zhongpin Import and Export Trading Company. During 2004, Henan Zhongpin Industrial Company Limited increased its registered capital from 5,000,000 RMB ($603,864) to 18,000,000 RMB ($2,173,913), which required the minority holders to increase their investment by 1,560,000 RMB ($188,406), effectively increasing the minority interest shown on our balance sheet by $188,406. In November 2006, Henan Zhongpin Food Share Co. Limited acquired the minority interest shares of Henan Zhongpin Industrial Company Limited and Henan Zhongpin Import and Export Trading Company and became the 100% owner of Henan Zhongpin Industrial Company Limited and Henan Import and Export Trading Company.

RESTRICTIONS ON TRANSFER OF ASSETS OUT OF THE PRC

Dividend payments by HZFC are limited by certain statutory regulations in the PRC. No dividends may be paid by HZFC without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

CONTROL BY PRINCIPAL STOCKHOLDERS

Our directors and executive officers and their affiliates or related parties own, beneficially and in the aggregate, the majority of the voting power of the outstanding shares of our common stock. Accordingly, if our directors and executive officers and their affiliates or related parties vote their shares uniformly, they would have the ability to control the approval of most corporate actions, including increasing our authorized capital stock and the dissolution or merger of our company or the sale of our assets.

START-UP COSTS

In accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position (SOP) 98-5, “Reporting on the Costs of Start-up Activities,” we expense all start-up and organizational costs as they are incurred.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SIGNIFICANT ESTIMATES

Several areas require significant management estimates relating to uncertainties for which it is reasonably possible there will be a material change in the near term. The more significant areas requiring the use of management estimates relate to the valuation of receivables, equipment and accrued liabilities, and the useful lives for amortization and depreciation.

CASH EQUIVALENTS

We consider all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at cost, net of allowance for doubtful accounts. Based on our experience and current practice in the PRC, management provides for an allowance for doubtful accounts equivalent to those accounts that are not collected within one year plus 5% of receivables less than one year old.

INVENTORIES

Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. Work-in-progress and finished goods are composed of direct material, direct labor and an attributable portion of manufacturing overhead. Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose.

LAND USE RIGHTS

We adopted the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), effective January 1, 2002. Under SFAS 142, goodwill and indefinite lived intangible assets are not amortized, but are reviewed annually for impairment, or more frequently, if indications of possible impairment exist. We have performed the requisite annual impairment tests on intangible assets and determined that no impairment adjustments were necessary.

REVENUE RECOGNITION

We recognize revenue on the sales of our products as earned when the customer takes delivery of the product according to previously agreed upon pricing and delivery arrangements, and when we believe collectibility is reasonably assured. We sell primarily perishable and frozen food products. As such, any right of return is only for a few days and has been determined to be insignificant by management. Accordingly, no provision has been made for returnable goods.

EARNINGS PER SHARE

Basic earnings per common share (“EPS”) are calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period.

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Our Series A convertible preferred stock is a participating security. Consequently, the two-class method of income allocation is used in determining net income available to common stockholders.

Diluted EPS is calculated by using the treasury stock method, assuming conversion of all potentially dilutive securities, such as stock options and warrants. Under this method, (i) exercise of options and warrants is assumed at the beginning of the period and shares of common stock are assumed to be issued, (ii) the proceeds from exercise are assumed to be used to purchase common stock at the average market price during the period, and (iii) the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted EPS computation.

The numerators and denominators used in the computations of basic and diluted EPS are presented in the following table:

	Three Months Ended March 31,
	2007	2006
NUMERATOR FOR BASIC AND DILUTED EPS
Net income (numerator for Diluted EPS)	$4,572,288	$2,574,964
Net income allocated to preferred stock	1,538,575	724,340
Net income to common stockholders (Basic)	$3,033,713	$1,850,624

DENOMINATORS FOR BASIC AND DILUTED EPS
Common stock outstanding after recapitalization and 1:35.349 reverse stock split	12,627,854	11,752,568
DENOMINATOR FOR BASIC EPS	12,627,854	11,752,568
Add: Weighted average preferred as if converted	6,404,457	4,600,000
Add: Weighted average stock warrants outstanding	1,949,993	2,990,000
DENOMINATOR FOR DILUTED EPS	20,982,304	19,342,568

EPS - Basic	$0.24	$0.16
EPS - Diluted	$0.22	$0.13

SHIPPING AND HANDLING COSTS

Shipping and handling amounts billed to customers in related sales transactions are included in sales revenues. Direct shipping costs are included in operating expenses, which were approximately $575,000 and $228,000 for the three months ended March 31, 2007 and 2006, respectively. Handling costs are included in costs of sales, which ere approximately $261,000 and $175,000 for the three months ended March 31, 2007 and 2006, respectively.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expenses were approximately $207,000 and $26,000 for the three months ended March 31, 2007 and 2006, respectively.

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

RESEARCH AND DEVELOPMENT COSTS

The PRC government has made a cash grant to our company specifically to fund research and development. We have recorded this grant as a liability titled “Research & development grants payable” on our balance sheet. Qualifying research and development costs reduce the liability while non-qualifying research and development costs are expensed as incurred. Research and development costs were approximately $385,000 and $325,000 for the three months ended March 31, 2007 and 2006, respectively.

PROPERTY AND EQUIPMENT

Impairment of long-lived assets is recognized when events or changes in circumstances indicate the carrying amount of an asset, or related groups of assets, may not be recoverable. Under the provisions of SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” we recognize an “impairment charge” when the expected net undiscounted future cash flows from an asset’s use and eventual disposition are less than the asset’s carrying value and the asset’s carrying value exceeds its fair value. Measurement of fair value for an asset, or related group of assets, may be based on appraisals, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset or assets.

Expenditures for maintenance, repairs and betterments, which do not materially extend the normal useful life of an asset, are charged to operations as incurred. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

Depreciation and amortization are provided for financial reporting purposes primarily on the straight-line method over the estimated useful lives, ranging from five to 50 years.

OPERATING LEASES

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

INCOME TAXES

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with SFAS No. 109, “Accounting for Income Taxes,” these deferred taxes are measured by applying currently-enacted tax laws. We recorded income tax expenses of $217,353 and $145,245 for the three months ended March 31, 2007 and 2006, respectively.

We withhold and pay income taxes on our employees’ wages, which fund the Chinese government’s sponsored health and retirement programs for all of our employees. For our employees, we were obligated to make contributions to the social insurance bureau under the laws of the PRC for pension and retirement benefits.

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  BUSINESS ACQUISITIONS

On August 11, 2004, Food Share formed Henan Zhongpin Import and Export Trading Company as a joint venture with Li Jun Wei, an individual, to facilitate exporting of our goods. Initially, Food Share owned 88.93% of Henan Zhongpin Import and Export Trading Company. In November 2006, Food Share acquired Li Jun Wei’s share interest in, and became the 100% owner of, Henan Zhongpin Import and Export Trading Company.

During 2001, Food Share acquired Yanlin Meat Factory and established Zhongpin Industrial Company Limited as a joint venture with three individuals. Initially, Food Share owned 88% of Zhongpin Industrial Company Limited. In November 2006, Food Share acquired the three individuals’ share interest in, and became the 100% owner of, Zhongpin Industrial Company Limited.

4. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

We accrue an allowance for bad debts related to our receivables. The receivable and allowance balances at March 31, 2007 and 2006 were as follows:

	March 31, 2007	December 31, 2006
Accounts receivable	$17,341,634	$13,763,260
Other receivables	2,567,368	2,176,858
Allowance for bad debts	(415,995)	(412,026)
	$19,493,007	$15,528,092

Current	$17,047,013	$13,471,450
Non-current	2,445,994	2,056,642
	$19,493,007	$15,528,092

Other receivables consist primarily of cash advances to suppliers to ensure preferential pricing and delivery. These advances bear no interest and are expected to be repaid in cash. Repayment is typically required to be made in less than one year. Advances that are not expected to be repaid within one year are classified as non-current.

5. INVENTORIES

Inventories at March 31, 2007 and December 31, 2006 consisted of:

	March 31, 2007	December 31, 2006
Raw materials	$236,948	$307,202
Low value consumables & packaging	530,767	401,177
Work-in-progress	728,072	487,930
Finished goods	9,969,060	8,881,170
Provision for loss of pricing	-	-
Net inventories	$11,464,847	$10,077,479

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at cost at March 31, 2007 and December 31, 2006 consisted of:

	March 31, 2007	December 31, 2006
Machinery and equipment	$12,603,046	$12,453,177
Furniture and office equipment	549,199	434,128
Motor vehicles	420,491	416,479
Buildings	22,812,594	22,584,113
Subtotal	36,385,330	35,887,897
Less: Acquisition gain	(93,402)	(92,510)
Less: Accumulated depreciation	(3,612,532)	(3,198,237)
Net property and equipment	$32,679,396	$32,597,150

Depreciation expense was $415,186 and $145,734 for the three months ended March 31, 2007 and 2006, respectively.

7. INTANGIBLE ASSETS

Intangible assets consist of prepaid land use rights. According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Accordingly, we paid in advance for certain land use rights. Prepaid land use rights are being amortized and recorded as lease expense using the straight-line method over the use terms of 20 to 50 years. Intangible assets at March 31, 2007 and December 31, 2006 consisted of the following:

	March 31, 2007	December 31, 2006
Land use rights	$9,339,902	$9,250,410
Accumulated amortization	(269,859)	(220,333)
	$9,070,043	$9,030,077

Amortization expense was $47,177 and $10,017 for the three months ended March 31, 2007 and 2006, respectively.

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. CONSTRUCTION IN PROGRESS

Construction in progress at March 31, 2007 and December 31, 2006 consisted of:

Construction Project	Completion or Estimated Completion Date	March 31, 2007	December 31, 2006
Production line for chilled pork (in Zhumadian)	May 2007	$11,949,453	$9,313,544
Production line for chilled pork (in Anyang)	August 2007	5,936,904	1,161,339
Land use right of Industrial Park No.4 land	December 2007	1,104,928	970,147
Production line for prepared pork (in industrial plant)	April 2007	2,530,301	542,493
Logistic Software	July 2007	29,583	29,300
		$21,551,169	$12,016,823

9. LOANS PAYABLE

SHORT-TERM LOANS

Short-term loans are due within one year. Of the $33.00 million aggregate principal amount of short-term loans at March 31, 2007, loans in the principal amount of $4.65 million were secured by our land and plants located in the PRC and loans in the aggregate principal amount of $28.32 million were guaranteed by Henan Zhongpin Industry Co., Ltd. These loans bear interest at prevailing lending rates in the PRC ranging from 5.85% to 7.34% per annum. At March 31, 2007, there was approximately $122.18 million in available unused lines of credit.

LONG-TERM LOANS

Our long-term loan bears interest at the rate of 6.02% per annum.

The balances of loans payable at March 31, 2007 and December 31, 2006 were as follows:

	March 31, 2007	December 31, 2006
Short-Term Loans Payable	$32,996,302	$23,845,198
Total Long-Term Loans Payable	2,059,285	2,058,014
	$35,055,587	$25,903,212

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. LOANS PAYABLE (continued)

Long-Term Repayment Schedule

Payments due in 2007 - current portion	$145,671
Payments due in 2008	145,671
Payments due in 2009	145,671
Payments due in 2010	145,671
Payments due in 2011	145,671
Payments due thereafter	1,330,930
$2,059,285

10. COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

From time to time, we have disputes that arise in the ordinary course of our business. As of March 31, 2007, there was no material legal proceeding to which we were a party or to which any of our property was subject that will have a material adverse effect on our financial condition.

REGISTRATION RIGHTS AGREEMENT

In connection with the issuance of our Series A convertible preferred stock and warrants on January 30, 2006, we entered into a registration rights agreement with certain investors. The agreement requires us to effect the registration of our common stock issuable upon the conversion of the Series A convertible preferred stock and the exercise of the warrants. If such registration was not effected by June 29, 2006, we were required to pay the investors liquidated damages in an amount equal to 1-1/2% per month times the amount paid by the investors for the purchase of our Series A convertible preferred stock and warrants (approximately $414,000 per month) until the registration statement we filed with the
Securities and Exchange Commission (the “SEC”) to effect such registration was declared effective by the SEC. On June 29, 2006, such registration statement had not become effective, and in July 2006 we began to accrue a liability in the amount of $414,000 per month for this contingency because a loss was reasonably possible and a loss amount could reasonably be estimated.

On December 22, 2006, we amended the registration rights agreement and agreed to pay an aggregate of $1,044,357 in cash and to issue an aggregate of 379,743 shares of our common stock to settle in full our obligations under such agreement to have the registration statement required thereunder declared effective by the SEC in an timely manner. At the same time, in order to obtain the consent of investors to remove from such registration statement certain shares of common stock underlying our stock purchase warrants, we issued to such investors warrants to purchase an aggregate of 884,796 shares of common stock with an exercise price of $5.50 per share. The total expenses related to the penalty were $1,044,357 in cash, $2,848,073 related to the shares of common stock and $4,461,775 related to the warrants. On February 2, 2007, the initial registration statement we filed pursuant to the registration rights agreement was declared effective by the SEC.

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. ALLOWANCES INCOME

“Allowances income” consists of grants from the government of the PRC for our participation in specific programs, such as import and export, branding, and city maintenance and construction. We received allowances income for the three months ended March 31, 2007 and 2006 as follows:

	Three Months Ended March 31,
	2007	2006
Allowances income	-	$113,184

In addition to paying our company for our participation in ongoing programs, the PRC government has made a cash grant to our company specifically to fund research and development. We recorded this grant as a liability titled “Research & development grants payable” on our balance sheet rather than as revenue. As qualifying research and development costs are incurred, we reduce the liability rather than recording an expense.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”) requires entities to disclose the fair values of financial instruments except when it is not practicable to do so. Under SFAS No. 107, it is not practicable to make this disclosure when the costs of formulating the estimated values exceed the benefit when considering how meaningful the information would be to financial statement users.

As a result of the difficulties presented in the valuation of the loans payable to related entities/parties because of their related party nature, estimating the fair value of these financial instruments is not considered practical. The fair values of all other assets and liabilities do not differ materially from their carrying amounts. None of the financial instruments held are derivative financial instruments and none were acquired or held for trading purposes during the three months ended March 31, 2007 or during fiscal 2006 or 2005.

13. NEW ACCOUNTING PRONOUNCEMENTS

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - an amendment of FASB Statement No. 115.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. We expect the Statement will have no material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R).” This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. We expect the Statement will have no material impact on our consolidated financial statements.

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. NEW ACCOUNTING PRONOUNCEMENTS (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. We expect the Statement will have no material impact on our consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This Statement provides an approach to simplify efforts to obtain hedge-like (offset) accounting. This new Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. We expect the Statement will have no material impact on our consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.” The statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Statement is effective for financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. We expect the Statement will have no material impact on our consolidated financial statements.

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.” This position addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event, amending paragraphs 32 and A229 of SFAS No. 123 (revised 2004), “Share-Based Payment.” As we have not traditionally paid compensation through the issuance of equity securities, no impact is expected on our consolidated financial statements.

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. NEW ACCOUNTING PRONOUNCEMENTS (continued)

In October 2005, the FASB issued Staff Position No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.” This position addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. Management believes this position has no application to our company.

14.  PREFERRED STOCK

The principal terms of our Series A convertible preferred stock are as follows.

Dividends. The holders of our Series A convertible preferred stock are entitled to receive, when and as declared by our board of directors, dividends in such amounts as may be determined by our board of directors from time to time out of funds legally available therefor. No dividends (other than those payable solely in common stock) will be paid to the holders of common stock until there shall have been paid or declared and set apart during that fiscal year for the holders of our Series A convertible preferred stock a dividend in an amount per share that the holders would have received for the shares of common stock issuable upon conversion of their shares of Series A convertible preferred stock.

Preference on Liquidation. In the event of our merger or consolidation or the sale of all or substantially all of our assets or other liquidation of our company, holders of our Series A convertible preferred stock shall get a priority in payment over all other classes of stock. In such event, the Series A convertible preferred stock would be entitled to receive the greater of (i) the original purchase price of the Series A convertible preferred stock or (ii) the amount the holder would get if such holder converted all of such holder’s Series A convertible preferred stock into common stock.

Voting. The holder of each share of Series A convertible preferred stock (i) shall be entitled to the number of votes with respect to such share equal to the number of shares of common stock into which such share of Series A convertible preferred stock could be converted on the record date for the subject vote or written consent (or, if there is no such record date, then on the date that such vote is taken or consent is effective) and (ii) shall be entitled to notice of any stockholders’ meeting in accordance with our by-laws.

Appoint and Elect a Director. So long as the number of shares of common stock issuable upon conversion of the outstanding shares of Series A convertible preferred stock is greater than 10% of the number of outstanding shares of common stock (on a fully diluted basis), the holders of record of the shares of Series A convertible preferred stock, exclusively and as a separate class, shall be entitled to elect one of our directors.

Conversion Right. The holders of Series A convertible preferred stock may convert each share of Series A convertible preferred stock into common stock at an initial conversion price of $4.00. The conversion price will be adjusted for stock dividends, stock splits and similar events.

Automatic Conversion. Each share of Series A convertible preferred stock will automatically be converted into shares of common stock at the conversion price at the time in effect if (i) we consummate an underwritten public offering of our common stock giving us at least $30 million in net proceeds, (ii)(A) the closing price of our common stock equals or exceeds $10.00 (as adjusted) for the twenty (20) consecutive-trading-day period ending within two (2) days of the date on which we provide notice of such conversion as hereinafter provided and (B) either a registration statement registering for resale the shares of common stock issuable upon conversion of the Series A convertible preferred stock has been declared effective and remains effective and available for resale for the twenty (20)-day period, or Rule 144(k) under the Securities Act of 1933, as amended, is available for the resale of such shares, or (iii) by consent of at least 67% of the then-outstanding shares of Series A convertible preferred stock.

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  PREFERRED STOCK (continued)

Protective Provisions. So long as at least 1,750,000 shares of Series A convertible preferred stock are outstanding (subject to adjustment for stock splits, combinations and the like), the holders of a majority of the outstanding shares of Series A convertible preferred stock shall be required (in addition to any consent or approval otherwise required by law) for us to take certain actions, including (1) the liquidation, dissolution or wind up of our company, (2) the amendment, alteration or repeal of any provision of our certificate of incorporation so as to affect the rights, preferences or privileges of the Series A convertible preferred stock, (3) the creation of a new class of preferred stock or any increase in the number of shares of Series A convertible preferred stock that can be issued, or (4) the purchase or redemption, or the payment or declaration of any dividend or the making of any distribution on, any securities junior in priority to the Series A convertible preferred stock; or (5) making any change in the size of our board of directors.

15.  WARRANTS

In conjunction with the issuance of preferred stock discussed in Note 14, we issued warrants for the purchase of 3,450,000 shares of our common stock.

Also in conjunction with the issuance of preferred stock, we issued warrants to purchase 345,000 units at an initial exercise price of $8.00 per unit. The units that may be acquired upon exercise of such warrants consist of two shares of Series A convertible preferred stock and one warrant to purchase one share of common stock at an initial exercise price per share of $5.00. These warrants, if fully exercised and converted, would require the issuance of 1,035,000 shares of common stock.

On June 15, 2006, in conjunction with a one-year consulting agreement, we issued three-year warrants to purchase 100,000 shares of common stock at a price of $6.50 per share. The warrants vest monthly over a one-year period. These warrants were accounted for using the fair value method, with the expense being recognized ratably over the requisite service period of one year. Consulting expense related to the warrants amounted to $9,570 for the three months ended March 31, 2007.

On December 22, 2006, in conjunction with an amendment to a registration rights agreement, we issued to investors warrants to purchase 884,796 shares of common stock at a price of $5.50 per share. The warrants were accounted for using the fair value method. Penalty expense related to the warrants amounted to $4,461,775 for the year ended December 31, 2006. There was no penalty expense accrued for the three months ended March 31, 2007.

The following table provides certain information with respect to the above-referenced warrants outstanding at March 31, 2007:

	Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Life - Years
Warrants	$4.00 - $6.50	5,469,796	$4.98	3.95

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  WARRANTS (continued)

The following table provides certain information with respect to warrants exercisable at March 31, 2007:

	Exercise Price	Number Outstanding	Weighted Average Exercise Price
Warrants	$4.00 - $6.50	5,445,796	$4.98

The weighted average fair value at date of grant for warrants granted during 2006 was $0.38, and was estimated using the Black-Scholes option valuation model with the following assumptions:

Expected life in years	3 - 5
Interest rate	4% - 4.52%
Volatility	6.1% - 68.5%
Dividend yield	0%

16. SEGMENT REPORTING

We operate in two business segments: pork and pork products, and vegetables and fruits.

Our pork and pork products segment is involved primarily in the processing of live market hogs into fresh, frozen and processed pork products. Our pork and pork products segment markets its products domestically to our branded stores and to food retailers, foodservice distributors, restaurant operators and noncommercial foodservice establishments, such as schools, hotel chains, healthcare facilities, the military and other food processors, as well as to international markets.

Our vegetables and fruits segment is involved primarily in the processing of fresh vegetables and fruits. We contract with more than 120 farms in Henan Province and nearby areas to produce high-quality vegetable varieties and fruits suitable for export purposes. The proximity of the contracted farms to our operations ensures freshness from harvest to processing. We contract to grow more than 20 categories of vegetables and fruits, including asparagus, sweet corn, broccoli, mushrooms, lima beans and strawberries.

	Sales by Segment (U.S. dollars in millions)
	Three Months Ended March 31,		Net Change	Percentage Change
	2007	2006	2007/2006	2007/2006
Pork and Pork Products
Chilled Pork	$28.48	$10.34	$18.14	175%
Frozen Pork	20.29	16.17	4.12	25%
Prepared Pork Products	5.85	3.27	2.58	79%
Vegetables and Fruits	1.17	0.72	0.45	63%
Total	$55.79	$30.50	$25.29	83%

ZHONGPIN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SEGMENT REPORTING (continued)

	Operating Income by Segment (U.S. dollars in millions)
	Three Months Ended March 31,		Change	Operating Margin Three Months Ended March 31,
	2007	2006	2007/2006	2007	2006
Pork and Pork Products
Chilled Pork	$2.48	$0.96	$1.52	8.71%	9.28%
Frozen Pork	1.75	1.44	0.31	8.62%	8.91%
Prepared Pork Products	0.85	0.41	0.44	14.53%	12.54%
Vegetables and Fruits	0.13	0.07	0.06	11.11%	9.72%
Total	$5.21	$2.88	$2.33	9.34%	9.44%

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Zhongpin Inc.
Henan Province, People’s Republic of China

We have audited the consolidated balance sheets of Zhongpin Inc. (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the years ended December 31, 2006, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zhongpin Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Child, Van Wagoner & Bradshaw, PLLC
Salt Lake City, Utah
March 8, 2007

ZHONGPIN INC.

CONSOLIDATED BALANCE SHEETS
(US dollars)

	December 31,	December 31,
	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$21,692,814	$10,142,394
Accounts receivable and other receivables	13,471,450	10,002,918
Purchase deposits	-	220,836
Prepaid expenses and deferred charges	200,436	99,009
Inventories	10,077,479	2,347,312
Tax refund receivable	1,079,002	644,232
Total current assets	46,521,181	23,456,701

Property, plant and equipment (net)	32,597,150	10,212,848

Related party receivables	-	267,658
Other receivables	2,056,642	632,063
Construction in progress	12,016,823	16,931,178
Intangible assets	9,030,077	1,753,124

Total assets	$102,221,873	$53,253,572

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Bank overdraft	$-	$619,579
Accounts payable and other payables	20,712,794	10,278,464
Accrued liabilities	1,597,557	759,420
Short-term loans payable	23,845,198	18,995,853
Taxes payable	378,705	2,055,925
Deposits from clients	683,814	769,398
Research & development grants payable	248,572	2,436,804
Long-term loans payable - current portion	145,671	145,671
Total current liabilities	47,612,311	36,061,114

Long-term loans payable	1,912,343	2,264,448
Total liabilities	49,524,654	38,325,562

Minority interest	-	411,742

Stockholders' equity
Preferred stock par value $0.001; 10,000,000 authorized; 6,900,000 and 0 issued and outstanding	6,900	-
Common stock par value $0.001; 25,000,000 authorized; 12,132,311 and 11,752,568 issued and outstanding	12,133	11,753
Additional paid in capital	32,538,535	2,102,933
Retained earnings	18,456,884	12,097,834
Accumulated other comprehensive income	1,682,767	303,748
Total stockholders' equity	52,697,219	14,516,268

Total liabilities and stockholders' equity	$102,221,873	$53,253,572

The accompanying notes are an integral part of the consolidated financial statements

ZHONGPIN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(US dollars)

	Year ended
	December 31,
	2006	2005	2004

Revenues
Sales revenues	$143,812,212	$73,399,998	$42,787,153
Cost of sales	123,195,870	61,220,499	36,669,989
Gross profit	20,616,342	12,179,499	6,117,164

Operating expenses
General and administrative expenses	2,989,158	2,395,961	1,214,365
Operating expenses	3,485,397	2,299,950	1,844,840
Liquidated damages	8,354,205	-	-
Total operating expenses	14,828,760	4,695,911	3,059,205

Income from operations	5,787,582	7,483,588	3,057,959

Other income (expense)
Interest income	316,604	182,798	85,854
Other income	50,589	166,673	31,807
Allowances income	2,364,803	85,592	928,302
Exchange gain (loss)	(21,377)	226,547	(22,554)
Interest expense	(1,555,671)	(1,802,042)	(1,208,362)
Total other income (expense)	1,154,948	(1,140,432)	(184,953)

Net income before taxes	6,942,530	6,343,156	2,873,006
Provision for income taxes	568,433	352,880	84,541

Net income after taxes	6,374,097	5,990,276	2,788,465
Less: minority interest in gain	15,047	76,429	19,992

Net income	$6,359,050	$5,913,847	$2,768,473

Foreign currency translation adjustment	1,379,019	303,748	-
Comprehensive income	$7,738,069	$6,217,595	$2,768,473

Basic earnings per common share	$0.35	$0.50	$0.24
Diluted earnings per common share	$0.31	$0.50	$0.24
Basic weighted average shares outstanding	11,761,932	11,752,568	11,752,568
Diluted weighted average shares outstanding	20,334,259	11,752,568	11,752,568

The accompanying notes are an integral part of the consolidated financial statements

ZHONGPIN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(US dollars)

							Accumulated
					Additional		Other
	Preferred Stock		Common Stock		Paid in	Retained	Comprehensive
	Shares	Par Value	Shares	Par value	CapItal	Earnings	Income	Total

Balance January 1, 2004	-	$-	1	$1,816,425	$182,319	$3,415,514	$-	$5,414,258

Net income for the year	-	-	-	-	-	2,768,473	-	2,768,473
Balance December 31, 2004	-	-	1	1,816,425	182,319	6,183,987	-	8,182,731

Merger on May 20	-	-	-	115,942				115,942
Recapitalization on September 15	-	-	9,999	(1,922,367)	1,922,367			-
Net income for the year						5,913,847		5,913,847
Foreign currency translation adjustment	-	-	-	-	-	-	303,748	303,748
Balance December 31, 2005	-	-	10,000	10,000	2,104,686	12,097,834	303,748	14,516,268

Items applied retroactively:
Recapitalization on January 30, 2006			415,432,354	405,442	(405,442)			-
Reverse stock split on February 16, 2006	-	-	(403,689,786)	(403,689)	403,689	-	-	-
Restated balance December 31, 2005	-	-	11,752,568	11,753	2,102,933	12,097,834	303,748	14,516,268

Preferred stock sold for cash	6,900,000	6,900			27,593,100			27,600,000
Cost of issuance					(4,489,297)			(4,489,297)
Warrant expense					22,330			22,330
Common stock issued for damages			379,743	380	2,847,693			2,848,073
Warrants issued for damages					4,461,776			4,461,776
Net income for the year						6,359,050		6,359,050
Foreign currency translation adjustment	-	-	-	-	-	-	1,379,019	1,379,019
Balance December 31, 2006	6,900,000	$6,900	12,132,311	$12,133	$32,538,535	$18,456,884	$1,682,767	$52,697,219

The accompanying notes are an integral part of the consolidated financial statements

ZHONGPIN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(US dollars)

	Year ended
	December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$6,359,050	$5,913,847	$2,768,473
Adjustments to reconcile net income to
net cash provided by (used in) operations:
Minority interest	15,047	76,447	87,625
Acquisition gain	1,066	-	-
Depreciation	973,618	602,008	415,979
Amortization	127,449	37,431	38,144
Provision for bad debt	(1,304,589)	1,214,461	267,668
Liquidated damages	7,309,848	-	-
Warrant expense	22,330	-	-
Changes in operating assets and liabilities:
Accounts receivable and other receivables	(3,320,865)	(3,788,597)	(5,327,868)
Purchase deposits	220,836	(91,712)	114,890
Prepaid expense and deferred charges	(101,427)	(4,383)	(72,836)
Inventories	(7,730,167)	865,583	1,323,097
Tax refunds receivable	(434,770)	(634,793)	-
Accounts payable and other payable	8,248,230	7,135,575	1,201,819
Accrued liabilities	838,137	419,194	(43,842)
Taxes payable	(1,677,220)	1,303,773	920,393
Deposits from clients	(85,584)	35,676	(1,084,338)
Net cash provided by operating activities	9,460,989	13,084,510	609,204

Cash flows from investing activities:
Construction in progress	(17,051,855)	(12,703,414)	(49,267)
Additions to fixed assets	(1,820,630)	(527,369)	(1,536,144)
Purchase of intangible assets	(7,404,402)	-	(951,436)
Net cash used in investing activities	(26,276,887)	(13,230,783)	(2,536,847)

Cash flows from financing activities:
Proceeds from (repayment of) bank overdraft	(619,579)	610,501	-
Proceeds from short-term loans	30,081,418	9,641,295	2,035,903
Repayment of short-term loans	(25,232,072)
Repayments of long-term loans	(352,105)	(5,490,645)	(1,044,150)
Proceeds from preferred stock	23,110,703
Capital paid in at acquisition	-	117,216	-
Advances to related parties	-	(190,476)	-
Investment in sub by minority holder	-	190,476	-
Net cash provided by financing activities	26,988,365	4,878,367	991,753

Effect of rate changes on cash	1,379,019	205,663	-

Increase (decrease) in cash and cash equivalents	11,551,486	4,937,757	(935,890)

Cash and cash equivalents, beginning of period	10,142,394	5,204,637	6,140,527
Cash and cash equivalents, end of period	$21,693,880	$10,142,394	$5,204,637

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,554,883	$1,699,634	$1,208,362
Cash paid for income taxes	$323,866	$370,696	$84,541

The accompanying notes are an integral part of the consolidated financial statements

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND NATURE OF OPERATIONS

Zhongpin Inc. (“Zhongpin”) was incorporated on February 4, 2003 as Strong Technical Inc. in the State of Delaware for the purpose of operating a personnel outsourcing service that provides skilled workers to industry. On March 30, 2005, an 82.4% controlling interest in our company was acquired by Halter Capital Corporation and all previous operations were discontinued. On January 30, 2006, we acquired Falcon Link Investment Limited (“Falcon”) in a stock exchange by issuing 11,250,000 shares of our common stock in exchange for all of the issued and outstanding capital stock of Falcon. The acquisition transaction was accounted for as a reverse acquisition resulting in the recapitalization of Falcon. Accordingly, the historical financial statements of Falcon have been retroactively restated to give effect to the recapitalization as if it had occurred at the beginning of the first period presented. Zhongpin and its subsidiaries are collectively referred to herein as “our company,” “we,” “us” and “our.”

Falcon was incorporated in the Territory of the British Virgin Islands (“BVI”) on July 21, 2005 as a holding company for the purpose of owning all of the equity interests of Henan Zhongpin Food Co., Ltd. (“HZFC”), a People’s Republic of China (“PRC”) company. Falcon acquired 100% ownership of HZFC by paying 20,940,000 Renminbi (“RMB”) ($2,528,986) to the stockholders of HZFC, who also were the stockholders of Falcon. The transaction was accounted for as a transfer of entities under common control, wherein HZFC was the continuing entity. The historical financial statements of Falcon are essentially those of HZFC and are shown as if the transfer had taken place at the beginning of the first period presented.

HZFC was established in the PRC on May 20, 2005 for the sole purpose of holding the capital stock of Henan Zhongpin Food Share Company Limited (“Food Share”) and its subsidiaries. The owners of Food Share formed HZFC by investing 16,000,000 RMB ($1,932,367). HZFC acquired Food Share by paying 15,040,000 RMB ($1,816,425) to the stockholders of Food Share, who were also the stockholders of HZFC, in exchange for 100% ownership of Food Share. The transaction was accounted for as a transfer of entities under common control, wherein Food Share was the continuing entity with an increase in registered capital of 960,000 RMB ($115,942). The historical financial statements of HZFC are essentially those of Food Share shown with an increase in capital as if the transfer had taken place at the beginning of the first period presented.

Food Share was incorporated in the PRC. It is headquartered in Henan Province in the PRC and its corporate office is in Changge City. Through our subsidiaries, we are principally engaged in the production of pork, pork products and vegetables, and the retail sales of pork, processed pork products, vegetables and other grocery items to customers throughout the PRC and other export countries, either directly or through our subsidiaries.

On January 30, 2006, we consummated an agreement with the shareholders of Falcon whereby we issued 11,250,000 shares of our common stock in exchange for all of the issued and outstanding stock of Falcon. Immediately prior to the transaction there were 502,578 shares outstanding as compared to 11,752,578 shares outstanding immediately following the transaction. Consequently, Falcon became a wholly-owned subsidiary of our company. The transaction was accounted for as a reverse acquisition resulting in a recapitalization of Falcon, wherein Falcon’s historical financial statements became those of our company, retrospectively restated to reflect the adopted capital structure of our company as if the transaction had occurred at the beginning of the first period presented. These financial statements have been adjusted to reflect such restatement.

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND NATURE OF OPERATIONS (continued)

In conjunction with our acquisition of Falcon, on January 31, 2006, we sold for $8.00 per unit 3.45 million units, each consisting of two shares of Series A convertible preferred stock and a five-year warrant to purchase one share of common stock at a purchase price of $5.00 per share. Each preferred share is convertible into one share of common stock. The outstanding shares of Series A convertible preferred stock are convertible into an aggregate of 6,900,000 shares of common stock and the outstanding warrants are exercisable to purchase an aggregate of 3,450,000 shares of common stock.

On February 16, 2006, we amended our articles of incorporation to change our name from Strong Technical, Inc. to Zhongpin Inc. In the same amendment, we changed our authorized common stock to 25,000,000 shares with a par value of $0.001 per share and our authorized preferred stock to 10,000,000 shares with a par value of $0.001 per share.

On February 16, 2006, we effected a 1:35.349 reverse split of our outstanding common stock. Immediately prior to the split, 415,442,354 common shares were outstanding as compared to 11,752,578 common shares outstanding immediately following the split. The aggregate number of shares of common stock issuable upon conversion of our outstanding shares of Series A convertible preferred stock was reduced from 243,908,100 common shares to 6,900,000 common shares, and the aggregate number of shares of our common stock issuable upon the exercise of our outstanding warrants was reduced from 121,954,050 common shares to 3,450,000 common shares. These financial statements have been adjusted to show all stock transactions using post-split amounts.

In June 2006, Zhumadian Zhongpin Food Company Limited was registered with a registered capital of 5,000,000 RMB ($625,344), which is 100%-owned by Food Share. In August 2006, Anyang Zhongpin Food Company Limited was registered with a registered capital of 4,800,000 RMB ($606,927), which is 100%-owned by Food Share. In September 2006, Henan Zhongpin Fresh Food Logistics Company Limited, Deyang Zhongpin Food Company Limited and Henan Zhongpin Business Development Company Limited were registered with the registered capitals of 1,500,000 RMB ($189,665), 1,000,000 RMB ($126,443) and 5,000,000 RMB ($632,215), respectively, which are all 100%-owned by Food Share. In October 2006, Heilongjiang Zhongpin Food Company Limited was registered with a registered capital of 1,000,000 RMB ($126,406), which is 100%-owned by Food Share.

Details of Food Share’s subsidiaries are as follows:

NAME	DOMICILE/DATE OF INCORPORATION	REGISTERED CAPITAL	PERCENTAGE OF OWNERSHIP
Henan Zhongpin Industry Company Limited	PRC/Jan. 17, 2004	18,000,000 RMB	100.00%
		($2,173,913)

Henan Zhongpin Imports and Exports Trade Company Limited	PRC/Aug. 11, 2004	5,060,000 RMB ($611,111)	100.00%

Zhumadian Zhongpin Food Company Limited	PRC/June 7, 2006	5,000,000 RMB ($625,344)	100.00%

Anyang Zhongpin Food Company Limited	PRC/Aug. 21, 2006	4,800,000 RMB ($606,927)	100.00%

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS (continued)

NAME	DOMICILE/DATE OF INCORPORATION	REGISTERED CAPITAL	PERCENTAGE OF OWNERSHIP
Henan Zhongpin Fresh Food Logistics Company Limited	PRC/Sept. 14, 2006	1,500,000 RMB ($189,665)	100.00%

Deyang Zhongpin Food Company Limited	PRC/Sept. 25, 2006	1,000,000 RMB ($126,443)	100.00%

Henan Zhongpin Business Development Company Limited	PRC/Sept. 27, 2006	5,000,000 RMB ($632,215)	100.00%

Heilongjiang Zhongpin Food Company Limited	PRC/Oct. 17, 2006	1,000,000 RMB ($126,406)	100.00%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Zhongpin Inc. (formerly Strong Technical, Inc.), Falcon Link Investment Limited, Henan Zhongpin Food Co., Ltd., Food Share, Henan Zhongpin Industry Co. Ltd., Henan Zhongpin Imports and Exports Trade Company Limited, Zhumadian Zhongpin Food Company Limited, Anyang Zhongpin Food Company Limited, Henan Zhongpin Business Development Company Limited, Henan Zhongpin Fresh Food Logistics Company Limited, Deyang Zhongpin Food Company Limited and Heilongjiang Zhongpin Food Company Limited. All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of our PRC subsidiaries, which were prepared in accordance with the relevant accounting principles and financial reporting regulations as established by the Ministry of Finance of the PRC.

The Renminbi of the People’s Republic of China (RMB) has been determined to be our functional currency. The balance sheets of our company and our subsidiaries were translated at year end exchange rates. Expenses were translated at moving average exchange rates in effect during the year. The effects of rate changes on assets and liabilities are recorded as accumulated other comprehensive income.

FISCAL YEAR

Our financial statements have been prepared using December 31 as the fiscal year end.

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

MINORITY INTEREST IN SUBSIDIARIES

We record minority interest expense, which reflects the minority shareholders’ portion of the earnings of Henan Zhongpin Industry Co. Ltd. and Henan Zhongpin Imports and Exports Trade Company Limited. During 2004, Henan Zhongpin Industry Co. Ltd. increased its registered capital from 5,000,000 RMB ($603,864) to 18,000,000 RMB ($2,173,913), which required the minority holders to increase their investment by 1,560,000 RMB ($188,406), effectively increasing the minority interest shown on our balance sheet by $188,406. In November 2006, Food Share acquired the minority interest shares of Henan Zhongpin Industry Co. Ltd. and Henan Zhongpin Imports and Exports Trade Company Limited and became the 100% owner of Henan Zhongpin Industry Co. Ltd. and Henan Zhongpin Imports and Exports Trade Company Limited.

RESTRICTIONS ON TRANSFER OF ASSETS OUT OF THE PRC

Dividend payments by HZFC are limited by certain statutory regulations in the PRC. No dividends may be paid by HZFC without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

CONTROL BY PRINCIPAL STOCKHOLDERS

Our directors and executive officers and their affiliates or related parties own, beneficially and in the aggregate, the majority of the voting power of the outstanding shares of our common stock. Accordingly, if our directors and executive officers and their affiliates or related parties vote their shares uniformly, they would have the ability to control the approval of most corporate actions, including increasing our authorized capital stock and the dissolution or merger of our company or the sale of our assets.

START-UP COSTS

In accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position (SOP) 98-5, “Reporting on the Costs of Start-up Activities,” we expense all start-up and organizational costs as they are incurred.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SIGNIFICANT ESTIMATES

Several areas require significant management estimates relating to uncertainties for which it is reasonably possible there will be a material change in the near term. The more significant areas requiring the use of management estimates relate to the valuation of receivables, equipment and accrued liabilities, and the useful lives for amortization and depreciation.

CASH EQUIVALENTS

We consider all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at cost, net of allowance for doubtful accounts. Based on our experience and current practice in the PRC, management provides for an allowance for doubtful accounts equivalent to those accounts that are not collected within one year plus 5% of receivables less than one year old.

INVENTORIES

Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. Work-in-progress and finished goods are composed of direct material, direct labor and an attributable portion of manufacturing overhead. Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose.

LAND USE RIGHTS

We adopted the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), effective January 1, 2002. Under SFAS 142, goodwill and indefinite lived intangible assets are not amortized, but are reviewed annually for impairment, or more frequently, if indications of possible impairment exist. We have performed the requisite annual impairment tests on intangible assets and determined that no impairment adjustments were necessary.

REVENUE RECOGNITION

We recognize revenue on the sales of our products as earned when the customer takes delivery of the product according to previously agreed upon pricing and delivery arrangements, and when we believe collectibility is reasonably assured. We sell primarily perishable and frozen food products. As such, any right of return is only for a few days and has been determined to be insignificant by management. Accordingly, no provision has been made for returnable goods.

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

EARNINGS PER SHARE

Basic earnings per common share (“EPS”) are calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Our Series A convertible preferred stock is a participating security. Consequently, the two-class method of income allocation is used in determining net income available to common stockholders.

Diluted EPS is calculated by using the treasury stock method, assuming conversion of all potentially dilutive securities, such as stock options and warrants. Under this method, (i) exercise of options and warrants is assumed at the beginning of the period and common shares are assumed to be issued, (ii) the proceeds from exercise are assumed to be used to purchase common stock at the average market price during the period, and (iii) the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted EPS computation.

The numerators and denominators used in the computations of basic and diluted EPS are presented in the following table:

	2006	2005	2004
NUMERATOR FOR BASIC AND DILUTED EPS

Net income (numerator for Diluted EPS)	$6,359,050	$5,913,847	$2,768,473

Net income allocated to preferred stock	2,225,558	-	-

Net income to common stockholders (Basic)	$4,133,492	$5,913,847	$2,768,473

DENOMINATORS FOR BASIC AND DILUTED EPS
Common stock outstanding after recapitalization and 1:35.349 reverse stock split	11,761,932	11,752,568	11,752,568
DENOMINATOR FOR BASIC EPS	11,761,932	11,752,568	11,752,568
Add: Weighted average preferred as if converted	6,332,876	-	-
Add: Weighted average stock warrants outstanding	2,239,451	-	-
DENOMINATOR FOR DILUTED EPS	20,334,259	11,752,568	11,752,568

EPS - Basic	$0.35	$0.50	$0.24
EPS - Diluted	$0.31	$0.50	$0.24

SHIPPING AND HANDLING COSTS

Shipping and handling amounts billed to customers in related sales transactions are included in sales revenues. Direct shipping costs are included in operating expenses, which were approximately $1,885,900, $933,300 and $755,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Handling costs are included in costs of sales, which were approximately $1,232,800, $717,200 and $382,100 for the years ended December 31, 2006, 2005 and 2004, respectively.

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expenses were approximately $327,700, $225,800 and $59,400 for the years ended December 31, 2006, 2005 and 2004, respectively.

RESEARCH AND DEVELOPMENT COSTS

The PRC government has made a cash grant to our company specifically to fund research and development. We have recorded this grant as a liability titled “Research & development grants payable” on our balance sheet. Qualifying research and development costs reduce the liability while non-qualifying research and development costs are expensed as incurred. Research and development costs were approximately $1,057,100, $723,000 and $435,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

PROPERTY AND EQUIPMENT

Impairment of long-lived assets is recognized when events or changes in circumstances indicate the carrying amount of an asset, or related groups of assets, may not be recoverable. Under the provisions of SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” we recognize an “impairment charge” when the expected net undiscounted future cash flows from an asset’s use and eventual disposition are less than the asset’s carrying value and the asset’s carrying value exceeds its fair value. Measurement of fair value for an asset, or related group of assets, may be based on appraisals, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset or assets.

Expenditures for maintenance, repairs and betterments, which do not materially extend the normal useful life of an asset, are charged to operations as incurred. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

Depreciation and amortization are provided for financial reporting purposes primarily on the straight-line method over the estimated useful lives, ranging from five to 50 years.

OPERATING LEASES

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

INCOME TAXES

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with SFAS No. 109, “Accounting for Income Taxes,” these deferred taxes are measured by applying currently-enacted tax laws. We recorded income tax expenses of $568,400, $352,900 and $84,500 for the years ended December 31, 2006, 2005 and 2004, respectively.

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

We withhold and pay income taxes on our employees’ wages, which fund the Chinese government’s sponsored health and retirement programs for all of our employees. For our employees, we were obligated to make contributions to the social insurance bureau under the laws of the PRC for pension and retirement benefits.

3.  BUSINESS ACQUISITIONS

Food Share formed Henan Zhongpin Imports and Exports Trade Company Limited on August 11, 2004 as a joint venture with Li Jun Wei, an individual, to facilitate exporting of our goods. Initially, we owned 88.93% of Henan Zhongpin Imports and Exports Trade Company Limited. In November 2006, Food Share acquired Li Jun Wei’s share interest in, and became the 100% owner of Henan Zhongpin Imports and Exports Trade Company Limited. During 2001, Zhongpin Food Share Co. Limited acquired Yanlin Meat factory and established Zhongpin Industry Company Limited as a joint venture with three individuals and owned 88% initially. In November 2006, Henan Zhongpin Food Share Co. Limited acquired the three individuals’ share interest in, and became the 100% owner of Henan Zhongpin Industry Company Limited.

4. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

We accrue an allowance for bad debts related to our receivables. The receivable and allowance balances at December 31, 2006 and 2005 were as follows:

	December 31, 2006	December 31, 2005
Accounts receivable	$13,763,260	$10,337,838
Other receivables	2,176,858	2,013,757
Allowance for bad debts	(412,026)	(1,716,614)
	$15,528,092	$10,634,981

Current	$13,471,450	$10,002,918
Non-current	2,056,642	632,063
	$15,528,092	$10,634,981

Other receivables consist primarily of cash advances to suppliers to ensure preferential pricing and delivery. These advances bear no interest and are expected to be repaid in cash. Repayment is typically required to be made in less than one year. Advances that are not expected to be repaid within one year are classified as non-current. During fiscal 2006, we collected $1.34 million of outstanding accounts receivable for which bad debt allowance had been provided during fiscal 2005. Such collections reduced our general and administrative expenses by $1.34 million in fiscal 2006.

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. INVENTORIES

Inventories at December 31, 2006 and 2005 consisted of:

	December 31, 2006	December 31, 2005
Raw materials	$307,202	$210,288
Low value consumables & packaging	401,177	147,000
Work-in-progress	487,930	290,149
Finished goods	8,881,170	1,699,875
Provision for loss of pricing	-	-
Net inventories	$10,077,479	$2,347,312

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at cost at December 31, 2006 and 2005 consisted of:

	December 31, 2006	December 31, 2005
Machinery and equipment	$12,453,177	$6,832,887
Furniture and office equipment	434,128	253,187
Motor vehicles	416,479	281,371
Buildings	22,584,113	5,084,728
Subtotal	35,887,897	12,452,173
Less: Acquisition gain	(92,510)	—
Less: accumulated depreciation	(3,198,237)	(2,239,325)
Net property and equipment	$32,597,150	$10,212,848
Depreciation expense	$973,618	$602,008

7. INTANGIBLE ASSETS

Intangible assets consist of prepaid land use rights. According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Accordingly, we paid in advance for certain land use rights. Prepaid land use rights are being amortized and recorded as lease expense using the straight-line method over the use terms of 20 to 50 years. Intangible assets at December 31, 2006 and 2005 consisted of the following:

	December 31, 2006	December 31, 2005
Land use rights	$9,250,410	$1,840,937
Accumulated amortization	(220,333)	(87,813)
	$9,030,077	$1,753,124
Amortization expense	$127,449	$37,431

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. CONSTRUCTION IN PROGRESS

Construction in progress at December 31, 2006 and 2005 consisted of:

Construction Project	Completion or Estimated Completion Date	December 31, 2006	December 31, 2005
Industrial plant	February 2006		$16,931,178
Production line for chilled pork (in Zhumadian)	May 2007	$9,313,544	-
Production line for chilled pork (in Anyang)	August 2007	1,161,339
Land use right of Industrial Park No.4 land	December 2007	970,147
Production line for prepared pork (in industrial plant)	April 2007	542,493
Logistic Software	July 2007	29,300
		$12,016,823	$16,931,178

9. LOANS PAYABLE

SHORT-TERM LOANS

Short-term loans are due within one year. Of the $23.85 million aggregate principal amount of short-term loans at December 31, 2006, loans in the principal amount of $3.46 million were secured by our land and plants located in the PRC and loans in the aggregate principal amount of $20.36 million were guaranteed by Henan Zhongpin Industry Co., Ltd. These loans bear interest at prevailing lending rates in the PRC ranging from 5.85% to 7.34% per annum. At December 31, 2006, there was approximately $83.75 million in available unused lines of credit.

LONG-TERM LOANS

Our long-term loan bears interest at the rate of 6.0% per annum.

The balances of loans payable at December 31, 2006 and 2005 were as follows:

	December 31, 2006	December 31, 2005
Short-Term Loans Payable	$23,845,199	$18,995,853
Total Long-Term Loans Payable	2,058,014	2,410,119
	$25,903,213	$21,405,972

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. LOANS PAYABLE (continued)

Long-Term Repayment Schedule

Payments due in 2007 - current portion	$145,671
Payments due in 2008	145,671
Payments due in 2009	145,671
Payments due in 2010	145,671
Payments due in 2011	145,671
Payments due thereafter	1,329,659
$2,058,014

10. COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

From time to time, we have disputes that arise in the ordinary course of our business. At December 31, 2006, there was no material legal proceeding to which we were a party or to which any of our property was subject that will have a material adverse effect on our financial condition.

REGISTRATION RIGHTS AGREEMENT

In connection with the issuance of our Series A convertible preferred stock and warrants on January 30, 2006, we entered into a registration rights agreement with certain investors. The agreement requires us to effect the registration of our common stock issuable upon the conversion of the Series A convertible preferred stock and the exercise of the warrants. If such registration was not effected by June 29, 2006, we were required to pay the investors liquidated damages in an amount equal to 1-1/2% per month times the amount paid by the investors for the purchase of our Series A convertible preferred stock and warrants (approximately $414,000 per month) until the registration statement we filed with the Securities and Exchange Commission (the “SEC”) to effect such registration was declared effective by the SEC. On June 29, 2006, such registration statement had not become effective, and in July 2006 we began to accrue a liability in the amount of $414,000 per month for this contingency because a loss was reasonably possible and a loss amount could reasonably be estimated.

On December 22, 2006, we amended the registration rights agreement and agreed to pay an aggregate of $1,044,357 in cash and to issue an aggregate of 379,743 shares of our common stock to settle in full our obligations under such agreement to have the registration statement required thereunder declared effective by the SEC in an timely manner. At the same time, in order to obtain the consent of investors to remove from such registration statement certain shares of common stock underlying our stock purchase warrants, we issued to such investors warrants to purchase an aggregate of 884,799 shares of common stock with an exercise price of $5.50 per share. The total expenses related to the penalty were $1,044,357 in cash, $2,848,073 related to the shares of common stock and $4,461,775 related to the warrants. On February 2, 2007, the initial registration statement we filed pursuant to the registration rights agreement was declared effective by SEC.

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. ALLOWANCES INCOME

“Allowances income” consists of grants from the government of the PRC for our participation in specific programs, such as import and export, branding, and city maintenance and construction. We received allowances income for the years ended December 31, 2006, 2005 and 2004 as follows:

	2006	2005	2004
Allowances income	$2,364,803	$85,592	$928,302

In addition to paying our company for our participation in ongoing programs, the PRC government has made a cash grant to our company specifically to fund research and development. We recorded this grant as a liability titled “Research & development grants payable” on our balance sheet rather than as revenue. As qualifying research and development costs are incurred, we reduce the liability rather than recording an expense.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”) requires entities to disclose the fair values of financial instruments except when it is not practicable to do so. Under SFAS No. 107, it is not practicable to make this disclosure when the costs of formulating the estimated values exceed the benefit when considering how meaningful the information would be to financial statement users.

As a result of the difficulties presented in the valuation of the loans payable to related entities/parties because of their related party nature, estimating the fair value of these financial instruments is not considered practical. The fair values of all other assets and liabilities do not differ materially from their carrying amounts. None of the financial instruments held are derivative financial instruments and none were acquired or held for trading purposes in fiscal 2006, 2005 or 2004.

13. NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.” The statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Statement is effective for financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. We expect the Statement will have no material impact on our consolidated financial statements.

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. NEW ACCOUNTING PRONOUNCEMENTS (continued)

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.” This position addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event, amending paragraphs 32 and A229 of SFAS No. 123 (revised 2004), “Share-Based Payment.” As we have not traditionally paid compensation through the issuance of equity securities, no impact is expected on our consolidated financial statements.

In October 2005, the FASB issued Staff Position No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.” This position addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. Management believes this position has no application to our company.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), which replaced Accounting Principles Board Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles. It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact on our operations will depend on future accounting pronouncements or changes in accounting principles.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation if the fair value of the liability can be reasonably estimated. FIN 47 is effective no later than the end of the first fiscal year ending after December 15, 2005. Management does not believe the adoption of FIN 47 will have a material effect on our consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued Statement No. 151, “Inventory Costs.” SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges and that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for fiscal periods beginning after June 15, 2005. We believe the application of SFAS No. 151 will have no significant impact on our consolidated financial statements.

14.  PREFERRED STOCK

The principal terms of our Series A convertible preferred stock are as follows.

Dividends. The holders of our Series A convertible preferred stock are entitled to receive, when and as declared by our board of directors, dividends in such amounts as may be determined by our board of directors from time to time out of funds legally available therefor. No dividends (other than those payable solely in common stock) will be paid to the holders of common stock until there shall have been paid or declared and set apart during that fiscal year for the holders of our Series A convertible preferred stock a dividend in an amount per share that the holders would have received for the shares of common stock issuable upon conversion of their shares of Series A convertible preferred stock.

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  PREFERRED STOCK (continued)

Preference on Liquidation. In the event of our merger or consolidation or the sale of all or substantially all of our assets or other liquidation of our company, holders of our Series A convertible preferred stock shall get a priority in payment over all other classes of stock. In such event, the Series A convertible preferred stock would be entitled to receive the greater of (i) the original purchase price of the Series A convertible preferred stock or (ii) the amount the holder would get if such holder converted all of such holder’s Series A convertible preferred stock into common stock.

Voting. The holder of each share of Series A convertible preferred stock (i) shall be entitled to the number of votes with respect to such share equal to the number of shares of common stock into which such share of Series A convertible preferred stock could be converted on the record date for the subject vote or written consent (or, if there is no such record date, then on the date that such vote is taken or consent is effective) and (ii) shall be entitled to notice of any stockholders’ meeting in accordance with our by-laws.

Appoint and Elect a Director. So long as the number of shares of common stock issuable upon conversion of the outstanding shares of Series A convertible preferred stock is greater than 10% of the number of outstanding shares of common stock (on a fully diluted basis), the holders of record of the shares of Series A convertible preferred stock, exclusively and as a separate class, shall be entitled to elect one of our directors.

Conversion Right. The holders of Series A convertible preferred stock may convert each share of Series A convertible preferred stock into common stock at an initial conversion price of $4.00. The conversion price will be adjusted for stock dividends, stock splits and similar events.

Automatic Conversion. Each share of Series A convertible preferred stock will automatically be converted into shares of common stock at the conversion price at the time in effect if (i) we consummate an underwritten public offering of our common stock giving us at least $30 million in net proceeds, (ii)(A) the closing price of our common stock equals or exceeds $10.00 (as adjusted) for the twenty (20) consecutive-trading-day period ending within two (2) days of the date on which we provide notice of such conversion as hereinafter provided and (B) either a registration statement registering for resale the shares of common stock issuable upon conversion of the Series A convertible preferred stock has been declared effective and remains effective and available for resale for the twenty (20)-day period, or Rule 144(k) under the Securities Act of 1933, as amended, is available for the resale of such shares, or (iii) by consent of at least 67% of the then-outstanding shares of Series A convertible preferred stock.

Protective Provisions. So long as at least 1,750,000 shares of Series A convertible preferred stock are outstanding (subject to adjustment for stock splits, combinations and the like), the holders of a majority of the outstanding shares of Series A convertible preferred stock shall be required (in addition to any consent or approval otherwise required by law) for us to take certain actions, including (1) the liquidation, dissolution or wind up of our company, (2) the amendment, alteration or repeal of any provision of our certificate of incorporation so as to affect the rights, preferences or privileges of the Series A convertible preferred stock, (3) the creation of a new class of preferred stock or any increase in the number of shares of Series A convertible preferred stock that can be issued, or (4) the purchase or redemption, or the payment or declaration of any dividend or the making of any distribution on, any securities junior in priority to the Series A convertible preferred stock; or (5) making any change in the size of our board of directors.

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  WARRANTS

In conjunction with the issuance of preferred stock discussed in Note 15, we issued warrants for the purchase of 3,450,000 shares of our common stock.

Also in conjunction with the issuance of preferred stock, we issued warrants to purchase 345,000 units at an initial exercise price of $8.00 per unit. The units that may be acquired upon exercise of such warrants consist of two shares of Series A convertible preferred stock and one warrant to purchase one share of common stock at an initial exercise price per share of $5.00. These warrants, if fully exercised and converted, would require the issuance of 1,035,000 shares of common stock.

On June 15, 2006, in conjunction with a one-year consulting agreement, we issued three-year warrants to purchase 100,000 shares of common stock at a price of $6.50 per share. The warrants vest monthly over a one-year period. These warrants were accounted for using the fair value method, with the expense being recognized ratably over the requisite service period of one year. Consulting expense related to the warrants amounted to $22,330 for the year ended December 31, 2006.

On December 22, 2006, in conjunction with an amendment to a registration rights agreement, we issued to investors warrants to purchase 884,796 shares of common stock at a price of $5.50 per share. The warrants were accounted for using the fair value method. Penalty expense related to the warrants amounted to $4,461,775 for the year ended December 31, 2006.

The following table provides certain information with respect to the above-referenced warrants outstanding at December 31, 2006:

	Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Life - Years
Warrants	$4.00 - $6.50	5,469,796	$4.98	4.20

The following table provides certain information with respect to warrants exercisable at December 31, 2006:

	Exercise Price	Number Outstanding	Weighted Average Exercise Price
Warrants	$4.00 - $6.50	5,421,796	$4.97

The weighted average fair value at date of grant for warrants granted during 2006 was $0.38, and was estimated using the Black-Scholes option valuation model with the following assumptions:

Expected life in years	3 - 5
Interest rate	4% - 4.52%
Volatility	6.1% - 68.5%
Dividend yield	0%

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.  SEGMENT REPORTING

We operate in two business segments: pork and pork products, and vegetables and fruits.

Our pork and pork products segment is involved primarily in the processing of live market hogs into fresh, frozen and processed pork products. Our pork and pork products segment markets its products domestically to our branded stores and to food retailers, foodservice distributors, restaurant operators and noncommercial foodservice establishments, such as schools, hotel chains, healthcare facilities, the military and other food processors, as well as to international markets.

Our vegetables and fruits segment is involved primarily in the processing of fresh vegetables and fruits. We contract with more than 120 farms in Henan Province and nearby areas to produce high-quality vegetable varieties and fruits suitable for export purposes. The proximity of the contracted farms to our operations ensures freshness from harvest to processing. We contract to grow more than 20 categories of vegetables and fruits, including asparagus, sweet corn, broccoli, mushrooms, lima beans and strawberries.

	Sales by Segment (U.S. dollars in millions)
	Year Ended December 31,		Net Change	Percentage Change
	2006	2005	2006/2005	2006/2005
Pork and Pork Products
Chilled Pork	$71.76	$31.50	$40.26	128%
Frozen Pork	50.88	33.03	17.85	54%
Prepared Pork Products	15.44	6.93	8.51	123%
Vegetables and Fruits	5.73	1.94	3.79	195%
Total	$143.81	$73.40	$70.41	96%

	Sales by Segment (U.S. dollars in millions)
	Year Ended December 31,		Net Change	Percentage Change
	2005	2004	2005/2004	2005/2004
Pork and Pork Products
Chilled Pork	$31.50	$16.98	$14.52	86%
Frozen Pork	33.03	22.28	10.75	48%
Prepared Pork Products	6.93	2.54	4.39	173%
Vegetables and Fruits	1.94	0.99	0.95	96%

ZHONGPIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SEGMENT REPORTING (continued)

	Operating Income by Segment (U.S. dollars in millions)
	Year Ended December 31,		Change	Operating Margin Year Ended December 31,
	2006	2005	2006/2005	2006	2005
Pork and Pork Products
Chilled Pork	$2.65	$3.31	($0.66)	3.69%	10.51%
Frozen Pork	1.52	3.34	(1.82)	2.99%	10.11%
Prepared Pork Product	1.26	0.60	0.66	8.16%	8.66%
Vegetables and Fruits	0.36	0.23	0.13	6.28%	11.86%
Total	$5.79	$7.48	($1.69)	4.03%	10.19%

	Operating Income by Segment (U.S. dollars in millions)
	Year Ended December 31,		Change	Operating Margin Year Ended December 31,
	2005	2004	2005/2004	2005	2004
Pork and Pork Products
Chilled Pork	$3.31	$1.23	$2.08	10.51%	7.24%
Frozen Pork	3.34	1.58	1.76	10.11%	7.09%
Prepared Pork Product	0.60	0.21	0.39	8.66%	8.27%
Vegetables and Fruits	0.23	0.04	0.19	11.86%	4.04%
Total	$7.48	$3.06	$4.42	10.19%	7.15%

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by us or the selling stockholder. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date hereof.

Until _________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold overallotments or subscriptions.

2,659,999 Shares

ZHONGPIN INC.

COMMON STOCK

PROSPECTUS

_________, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses expected to be incurred by us in connection with the issuance and distribution of the common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, are estimates:

Description	Amount
Securities and Exchange Commission registration fee	$878
Accounting fees and expenses	10,000*
Legal fees and expenses	25,000*
Miscellaneous fees and expenses	4,122*
Total	$40,000*

* Estimated

Item 14. Indemnification of Directors and Officers

Under Delaware law, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than one by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, if such director or officer acted, in good faith, for a purpose which such person reasonably believed to be, in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that such conduct was unlawful.

In the case of a derivative action, a Delaware corporation may indemnify any such person against expense, including attorneys’ fees actually and necessarily incurred by such person in connection with the defense or settlement of such action or suit if such director or officer if such director or officer acted, in good faith, for a purpose which such person reasonably believed to be, in or not opposed to, the best interests of the corporation, except that no indemnification will be made in respect on any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expense.

Delaware Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting a director’s liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. Delaware Law provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner.

Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors to the fullest extent permitted by Delaware law and may, if and to the extent authorized by the Board of Directors, indemnify our officers and any other person whom we have the power to indemnify against any liability, reasonable expense or other matter whatsoever.

Any amendment, modification or repeal of the foregoing provisions shall be prospective only, and shall not affect any rights or protections of any of our directors existing as of the time of such amendment, modification or repeal.

We may also, at the discretion of the Board of Directors, purchase and maintain insurance to the fullest extent permitted by Delaware law on behalf of any of our directors, officers, employees or agents against any liability asserted against such person and incurred by such person in any such capacity.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

On January 30, 2006, we entered into a Share Exchange Agreement dated as of January 30, 2006 (the “Share Exchange Agreement”) with Falcon Link Investment Limited (“Falcon Link”) and its shareholders pursuant to which we issued to the shareholders of Falcon Link an aggregate of 11,250,000 shares of common stock in exchange for all of the issued and outstanding shares of capital stock of Falcon Link. Such shares of common stock were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

We entered into a securities purchase agreement, dated as of January 30, 2006, with the investors named therein. Pursuant to such securities purchase agreement, on January 31, 2006, we sold units at $8.00 per unit, with each unit consisting of two shares of Series A convertible preferred stock and a warrant exercisable to purchase one share of our common stock at an initial exercise price of $5.00 per share. We sold 3.45 million units, primarily to institutional investors, and received gross proceeds of $27.6 million. The Series A convertible preferred stock and the warrants were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act on the basis that their issuance did not involve a public offering and each investor represented to us that it was an “accredited investor,” as defined in the Securities Act.

As a result of the sale of such units, we issued 6.9 million shares of Series A convertible preferred stock and 3.45 million warrants. The Series A convertible preferred stock is convertible into 6.9 million shares of common stock (based on an initial conversion price of $4.00). The warrants are exercisable for a five-year period at an exercise price of $5.00 per share.

In connection with the sale of the 3.45 million units, we issued to European American Equities Ltd. (formerly known as TN Capital Equities, Ltd.), the placement agent for the offering, or its designees, warrants to purchase an aggregate of 345,000 units at an initial exercise price of $8.00 per unit, subject to adjustment, at any time prior to January 30, 2011. The warrants were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

We agreed to register for resale under the Securities Act the shares of common stock issuable upon conversion of the Series A convertible preferred stock and exercise of the warrants comprising the units sold, as well as the units issuable upon exercise of the placement agent warrants.

In connection with our engagement of CCG Partners LLC to perform certain public relations services for our company, in June 2006, we issued to CCG Partners LLC three-year warrants to purchase up to 100,000 shares of our common stock for a purchase price of $6.50 per share. The warrants were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

In December 2006, we issued to certain of the investors that purchased our securities under the securities purchase agreement dated as of January 30, 2006 warrants to purchase an aggregate of 884,796 shares of our common stock at an initial exercise price of $5.50 per share. Such warrants were issued in consideration of the agreement of such investors to permit us to remove from this registration statement 9,348,592 shares of common stock issuable upon conversion of the Series A convertible preferred stock or exercise of the warrants purchased under such securities purchase agreement. Such warrants were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act on the basis that their issuance did not involve public offering and each investor represented to us that it was an “accredited investor” as defined in the Securities Act.

In December 2006, we issued to certain investors that purchased our securities under the securities purchase agreement dated as of January 30, 2006 an aggregate of 379,743 shares of our common stock in consideration of the settlement of certain penalty payments payable to such investors due to our failure to file this registration statement with the Securities and Exchange Commission, and to have this registration statement declared effective by the Commission, within the time periods required by the Registration Rights Agreement filed as Exhibit 10.17 to this registration statement. Such shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act on the basis that their issuance did not involve public offering and each investor represented to us that it was an “accredited investor” as defined in the Securities Act.

Item 16. - Exhibits and Financial Statement Schedules.

(a)  Documents filed as part of this registration statement:

(1)
Consolidated Balance Sheets as of March 31, 2007 (unaudited) and December 31, 2006
Consolidated Statements of Operations and Comprehensive Income for the three months ended March 31, 2007 and March 31, 2007 (unaudited)
Consolidated Statements of Changes in Stockholders’ Equity for the period from January 1, 2006 to March 31, 2007 (unaudited)
Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and March 31, 2006 (unaudited)
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2006 and 2005
Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Changes in Stockholder’s Equity for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
Notes to Consolidated Financial Statements

(2)	Financial Statement Schedules None.

(b)	Exhibits:
3.1
Certificate of Incorporation of the Registrant filed February 4, 2003 with the Delaware Secretary of State, incorporated by reference to Exhibit 3.1 to our Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on January 22, 2004.

3.2
Amendment to Certificate of Incorporation of the Registrant filed January 30, 2006 with the Delaware Secretary of State, incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K dated January 30, 2006.

3.3
Certificate of Designation of Series A Convertible Preferred Stock of the Registrant filed January 30, 2005 with the Delaware Secretary of State, incorporated by reference to Exhibit 3.3 to our Current Report on Form 8-K dated January 30, 2006.

3.4
Amendment to Certificate of Incorporation of the Registrant filed February 16, 2006 with the Delaware Secretary of State, incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K dated February 16, 2006.

3.5
Amendment to the Certificate of Incorporation of the Registrant filed March 20, 2007 with the Delaware Secretary of State, incorporated by reference to Exhibit 3.5 to our Annual Report on Form 10-K for the year ended December 31, 2006.

	3.6	Amended and Restated By-laws of the Registrant, incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K dated February 14, 2007.

	5.1	Opinion of Pryor Cashman LLP regarding legality of securities being registered.

10.1
Loan Agreements between Agricultural Bank of China, Xuchang Branch and Henan Zhongpin Food Share Co., Ltd., incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated January 30, 2006.*

10.2
Loan Agreement dated March 31, 2005 between CITIC Industrial Bank, Zhengzhou Branch and Henan Zhongpin Food Share Co., Ltd., incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated January 30, 2006.*

10.3
Loan Agreements between Shanghai Pudong Development Bank, Zhengzhou Branch and Henan Zhongpin Food Share Co., Ltd., incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated January 30, 2006.*

10.4
Loan Agreements between China Construction Bank, Xuchang Branch and Henan Zhongpin Food Share Co., Ltd., incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K dated January 30, 2006.*

10.5
Transfer Loan Agreement dated May 31, 2002 between Bank of Communications, Zhengzhou Branch and Henan Zhongpin Food Share Co., Ltd., incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K dated January 30, 2006.*

10.6
Equipment Purchase Agreement dated July 18, 2001 between Henan International  Economic Trading Corporation (buyer), Henan Zhongpin Food Share Co., Ltd. (end user) and Berg Chilling Systems Inc.(seller), incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K dated January 30, 2006.*

10.7
Advisory Agreements dated April 07, 2005 and April 26, 2005 between Greenstone Investment & Consultants Ltd. and Henan Zhongpin Food Share Co., Ltd., incorporated by reference to Exhibit 10.7 to our Registration Statement on Form S-1 (Registration No. 333-133226) (translated from Mandarin).

10.8
Agreement on Transfer of Shares of Henan Zhongpin Food Share Co., Ltd. dated May 23, 2005 between Zhu Xianfu and Henan Zhongpin Food Co., Ltd., incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K dated January 30, 2006.*

10.9
Agreement on Transfer of Shares of Henan Zhongpin Food Share Co., Ltd. dated May 23, 2005 between Ben Baoke and Henan Zhongpin Food Co., Ltd., incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K dated January 30, 2006.*

10.10
Agreement on Transfer of Shares of Henan Zhongpin Food Share Co., Ltd. dated May 23, 2005 between Si Shuichi and Henan Zhongpin Food Co., Ltd., incorporated by reference to Exhibit 10.10 to our Current Report on Form 8-K dated January 30, 2006.*

10.11
Agreement on Transfer of Shares of Henan Zhongpin Food Share Co., Ltd. dated May 23, 2005 between Wang Qinghe and Henan Zhongpin Food Co., Ltd., incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K dated January 30, 2006.*

10.12
Agreement on Transfer of Shares of Henan Zhongpin Food Share Co., Ltd. dated May 23, 2005 between Liu Chaoyang and Henan Zhongpin Food Co., Ltd., incorporated by reference to Exhibit 10.12 to our Current Report on Form 8-K dated January 30, 2006.*

10.13
Agreement on Transfer of Shares of Henan Zhongpin Food Share Co., Ltd. dated May 23, 2005 between Wang Juanjuan and Henan Zhongpin Food Co., Ltd., incorporated by reference to Exhibit 10.13 to our Current Report on Form 8-K dated January 30, 2006.*

10.14
Agreement on Trust of Share Equity of Henan Zhongpin Food Share Co., Ltd. dated May 23, 2005 between Zhu Xianfu, Ben Baoke, Si Shuichi, Wang Qinghe, Liu Chaoyang and Wang Juanjuan and Henan Zhongpin Food Co., Ltd., incorporated by reference to Exhibit 10.14 to our Current Report on Form 8-K dated January 30, 2006.*

10.15
Agreement on Transfer of Equity Interest of Henan Zhongpin Food Co., Ltd. dated August 16, 2005 between Zhu Xianfu, Ben Baoke, Si Shuichi, Wang Qinghe, Liu Chaoyang and Wang Juanjuan (Transferors) and Falcon Link
Investment Ltd., incorporated by reference to Exhibit 10.15 to our Current Report on Form 8-K dated January 30, 2006.*

10.16
Securities Purchase Agreement, dated as of January 30, 2006, by and among the Registrant and the purchasers named therein, incorporated by reference to Exhibit 10.16 to our Registration Statement on Form S-1 (Registration No. 333-133226).*

10.17
Registration Rights Agreement, dated as of January 30, 2006, by and among the Registrant and the purchaser named therein, incorporated by reference to Exhibit 10.17 to our Registration Statement on Form S-1 (Registration No. 333-133226).*

10.18	Form of Warrant to purchase common stock, incorporated by reference to Exhibit 10.18 to our Registration Statement on Form S-1 (Registration No. 333-133226).

10.19
Placement Agent Warrant Agreement, dated as of January 30, 2006, between the Registrant and TN Capital Equities, Ltd., incorporated by reference to Exhibit 10.19 to our Registration Statement on Form S-1 (Registration No. 333-133226).

10.20
Stock Purchase Agreement, dated as of March 15, 2005, among Richard Armstrong, Halter Capital Corporation and the Registrant, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated March 30, 2005.

10.21
Share Exchange Agreement, dated as of January 30, 2006, among the Registrant, Falcon Link Investment Limited, the stockholders of the Registrant signatory thereto and as to Articles IV, VII and IX only, Kevin Halter, Jr., incorporated by reference to Exhibit 10.21 to our Registration Statement on Form S-1 (Registration No. 333-133226).

10.22
Advisory Agreement, dated as of January 30, 2006, between HFG International Limited and Falcon Link Investment Limited, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form S-1 (Registration No. 333-133226).

10.23
Amendment dated as of February 21, 2006 [to Securities Purchase Agreement dated as of January 30, 2006] among the Registrant and the purchasers named therein, incorporated by reference to Exhibit 10.23 to our Registration Statement on Form S-1 (Registration No. 333-133226).

10.24
Escrow Agreement dated as of January 30, 2006 among the Registrant, Law Debenture Trust Company of New York, as escrow agent, and the stockholders of the Registrant named therein, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form S-1 (Registration No. 333-133226).

10.25
Amendment to Escrow Agreement dated as of February 21, 2006 among the Registrant, Law Debenture Trust Company of New York, as escrow agent, and the stockholders of the Registrant named therein, incorporated by reference to Exhibit 10.25 to our Registration Statement on Form S-1 (Registration No. 333-133226).

10.26
Common Stock Purchase Warrant dated June 15, 2006 between the Registrant and CCG Partners LLC, incorporated by reference to Exhibit 10.26 to our Registration Statement on Form S-1 (Registration No. 333-133226).

10.27
Leasing Contract dated as of November 6, 2006 between Heilongjiang Gongzhun Meat and Food Co., Ltd. and Henan Zhongpin Food Share Co., Ltd., incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.28
Amendment dated as of December 21, 2006 [to Registration Rights Agreement dated as of January 30, 2006] among the Registrant and the Investors named therein, incorporated by reference to Exhibit 10.28 to our Registration Statement on Form S-1 (Registration No. 333-133226).

10.29	Form of Common Stock Purchase Warrant issued in December 2006, incorporated by reference to Exhibit 10.29 to our Registration Statement on Form S-1 (Registration No. 333-133226).

10.30	Asset Acquisition Agreement, dated as of June 29, 2007, between Henan Zhongpin Food Share Co., Ltd. and Deyang East China Food Company Limited. (Translated from Mandarin).

14.1	Code of Business Conduct and Ethics of the Registrant, incorporated by reference to Exhibit 14.1 to our Registration Statement on Form S-1 (Registration No. 333-133226).

21.1	List of Subsidiaries of Registrant.

23.1	Consent of Child, Van Wagoner & Bradshaw, PLLC.

23.3	Consent of Pryor Cashman LLP (included in their opinion filed as Exhibit 5.1).

24.1	Powers of Attorney of certain of our officers and directors (included on the signature page of this Registration Statement.

99.1
Business License of Henan Zhongpin Food Share Co., Ltd., dated December 16, 2003, incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K dated January 30, 2006.  (translated from Mandarin)

99.2	By-Laws of Henan Zhongpin Food Share Co., Ltd., dated May 23, 2005, incorporated by reference to Exhibit 99.2 to our Current Report on Form 8-K dated January 30, 2006. (translated from Mandarin)

99.3
Governmental Approval of the Acquisition of Henan Zhongpin Food Co., Ltd. by Falcon  Link Investment Limited, dated September 13, 2005, incorporated by reference to Exhibit 99.3 to our Current Report on Form 8-K dated January 30, 2006.  (translated from Mandarin)

99.4
Certificate of Approval for Establishment of an Enterprise with Foreign Investment [Henan Zhongpin Food Co., Ltd.] in the People’s Republic of China,

dated September 15, 2005, incorporated by reference to Exhibit 99.4 to our Current Report on Form 8-K dated January 30, 2006. (translated from Mandarin)

99.5	By-Laws of Henan Zhongpin Food Co., Ltd., dated August, 2005, incorporated by reference to Exhibit 99.5 to our Current Report on Form 8-K dated January 30, 2006. (translated from Mandarin)

99.6	Certificate of Incorporation of Falcon Link Investment Limited, dated July 21, 2005, incorporated by reference to Exhibit 99.6 to our Current Report on Form 8-K dated January 30, 2006.

99.7	Memorandum of Association of Falcon Link Investment Limited, dated July 21, 2005, incorporated by reference to Exhibit 99.7 to our Registration Statement on Form S-1 (Registration No. 333-133226).

99.8	Articles of Association of Falcon Link Investment Limited, dated July 21, 2005, incorporated by reference to Exhibit 99.8 to our Registration Statement on Form S-1 (Registration No. 333-133226).

99.9	Business License of Henan Zhongpin Food Co., Ltd. dated May 26, 2005, incorporated by reference to Exhibit 99.9 to our Current Report on Form 8-K dated January 30, 2006. (translated from Mandarin)

* Original agreement in Mandarin, summary of key terms attached.

# Previously filed.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Company hereby undertakes that:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)	Include any additional or changed information on the plan of distribution.

(2)  For determining liability under the Securities Act, the Company will treat each such post-effective amendment as a new Registration Statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new Registration Statement for the securities offered in the Registration Statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it met all the requirements of filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in Changge City, Henan Province, the People’s Republic of China, on July 13, 2007.

ZHONGPIN INC.

By:	/s/ Xianfu Zhu
Xianfu Zhu Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Xianfu Zhu as true and lawful attorney-in-fact and agent with full power of substitution and resubstitution and for him/her and in his/her name, place and stead, in any and all capacities to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, as well as any new registration statement filed to register additional securities pursuant to Rule 462(b) under the Securities Act, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Xianfu Zhu	Chairman of the Board of Directors	July 13, 2007
Xianfu Zhu	and Chief Executive Officer (Principal Executive Officer)

/s/ Yuanmei Ma	Chief Financial Officer	July 13, 2007
Yuanmei Ma	(Principal Financial and Accounting Officer)

/s/ Baoke Ben*	Director	July 13, 2007
Baoke Ben

/s/ Raymond Leal*	Director	July 13, 2007
Raymond Leal

/s/ Yunchun Wang*	Director	July 13, 2007
Yunchun Wang